As filed with the Securities and Exchange Commission on March 31, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMPRIVATA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7372	04-3560178
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Maguire Road, Building 1, Suite 125

Lexington, MA 02421

(781) 674-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Omar Hussain

President and Chief Executive Officer

10 Maguire Road, Building 1, Suite 125

Lexington, Massachusetts 02421

(781) 674-2700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William J. Schnoor, Jr., Esq. Kenneth J. Gordon, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	John Milton, Esq. Vice President, General Counsel Imprivata, Inc. 10 Maguire Road, Building 1, Suite 125 Lexington, Massachusetts 02421 (781) 674-2700	David A. Westenberg, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filter,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$115,000,000	$14,812

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with The Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 31, 2014

Preliminary prospectus

                    shares

Common stock

This is the initial public offering of shares of common stock by Imprivata, Inc. We are selling             shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “IMPR.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements. See “Prospectus summary—Implications of being an emerging growth company.”

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 113 of this prospectus for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to                  additional shares of common stock.

Investing in our common stock involves a high degree of risk. Please read “Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about                 , 2014.

J.P. Morgan	Piper Jaffray

William Blair

Wells Fargo Securities	Stephens Inc.

The date of this prospectus is                 , 2014.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “Imprivata,” “we,” the “Company” and similar designations refer to Imprivata, Inc.

Overview

We are a leading provider of authentication and access management technology solutions for the healthcare industry. Our flagship solution, Imprivata OneSign, is an integrated enterprise single sign-on, authentication management and workflow automation platform that addresses multiple security and productivity challenges faced by hospitals and other healthcare organizations. By enabling fast, secure access to healthcare information technology systems, we believe our solutions save clinicians significant time to focus on patient care, increase their productivity and satisfaction, and help healthcare organizations comply with privacy and security regulations. Imprivata OneSign can be installed on every workstation and other application access point throughout a healthcare organization and once deployed becomes a critical part of the customer’s security and access infrastructure. As a result, we believe that Imprivata OneSign is one of the most widely-used technology solutions by our customers’ physicians, nurses and other clinicians.

Across the globe, the healthcare industry is transitioning from paper-based records to electronic systems and processes and is facing increasing privacy and security regulations relating to protected health information, or PHI. As a result of the confluence of these two trends, clinicians are required to use numerous usernames and passwords to securely sign-on to multiple applications as they access PHI to manage patient care. This impedes clinical workflows, reduces time available for patient care and reduces clinician satisfaction. By using our solutions, some of our customers have reported that clinicians can save up to 45 minutes per shift. As a result of widespread adoption of healthcare information technology and increasing privacy and security regulation, demand for our solutions continues to grow.

Imprivata OneSign is used by our customers to solve three critical problems in their organizations. Imprivata OneSign allows our customers to eliminate multiple log-ons to different applications by using a single log-on, which we refer to as enterprise single sign-on. Imprivata OneSign also allows our customers to replace username and password-based authentication with a stronger and more efficient form of authentication technology, such as fingerprint biometrics, proximity cards, smartcards or tokens, which we refer to as authentication management. Using single sign-on, authentication management and our other offerings, Imprivata OneSign allows our customers to optimize clinical workflows, which we refer to as workflow automation.

We believe any healthcare organization that relies on information technology is a potential customer for our solutions. As of December 31, 2013, our Imprivata OneSign solution had over 2.6 million licensed users in over 900 healthcare organizations in 18 countries, including large integrated healthcare systems, academic medical centers, and small- and medium-sized independent healthcare facilities. Following the initial sale, many of our healthcare customers continue to add licensed users and purchase additional products and services from us. We estimate that the total available market in healthcare organizations in North America and other global markets that we currently serve is approximately $3.0 billion. Although healthcare is our primary focus, as of December 31, 2013, Imprivata OneSign had over 740,000 licensed users in over 400 non-healthcare organizations, including financial services, the public sector and other industries.

We sell our solutions through our direct sales force and sales partners in the United States and internationally. During the years ended December 31, 2011, 2012 and 2013, our revenue was $41.4 million, $54.0 million and $71.1 million, respectively, representing growth of 30% from 2011 to 2012 and 32% from 2012 to 2013. Our net income for 2011 and 2012 was $2.7 million and $1.0 million, respectively and in 2013 we had a net loss of $5.5 million. As of December 31, 2013, we had an accumulated deficit of $89.5 million.

Industry overview

Globally, healthcare organizations face challenges in maximizing the use of information technology by their time-pressured clinicians. The use of healthcare information technology systems, coupled with regulatory requirements for privacy and security, create inefficiencies for clinicians in the delivery of patient care. We believe that demand for our solutions is driven by the confluence of two major trends:

•

Increased utilization of information technology in delivering patient care: As a result of the continuing shift away from paper-based systems, clinicians are increasingly required to use information technology to access patient information in providing patient care.

•

Increased regulation of privacy and security of patient information: A number of privacy and security requirements govern access to and release of PHI globally. These privacy and security requirements continue to evolve, become more stringent, and increasingly are proactively enforced.

This convergence of increasing technology use and privacy and security requirements creates the following critical workflow challenges for hospitals and other healthcare organizations:

•

Mobile clinicians and shared workstations drive the need for efficient user access: Clinicians care for patients across various settings throughout a healthcare organization. Workstations are deployed and shared by clinicians to provide access to patient information in multiple locations throughout a hospital or other healthcare facility. This creates inefficiencies as each clinician needs to log-on and log-off from one or more shared workstations in various locations, often in rapid succession.

•

Clinicians access many applications and manage multiple passwords: For every patient encounter, clinicians may need to access multiple applications, each requiring a separate user name and password to log-on. This slows access to information and frustrates clinicians.

•

Clinicians may leave the workstation without logging off: Privacy regulations require workstations to be secured so that patient information is not exposed. Failure of a clinician to sign out of a workstation may cause a privacy breach, or another clinician to inadvertently access the wrong patient record, potentially resulting in incorrect documentation of care or patient safety issues.

•

Electronic prescriptions increasingly require strong authentication: In the United States, the use of electronic prescriptions continues to grow rapidly. In certain situations, electronic prescriptions require “second-factor authentication,” such as fingerprint authentication, in order to verify the identity of the prescribing clinician. Without second factor authentication, clinicians cannot enter these orders electronically and must revert to writing paper prescriptions.

Without integrated and secure authentication and access management solutions, healthcare organizations may be adversely affected in the following ways:

•

Less time for patient care: Inefficient authentication and access management processes are an important factor in reducing the time clinicians have for patient care and can be stressful to the patient and frustrating to the clinician. According to a 2008 study published in the Permanente Journal of how nurses spend their time, some clinicians only spend approximately 20% of their time on patient care, with the balance spent on documentation, communication and other administrative tasks.

•

Reduced clinician satisfaction: According to a 2011 survey we commissioned of acute care hospitals in the United States, clinicians spend 25% of their time accessing and using electronic records. We believe that the time delays related to accessing and using electronic records distract clinicians from patient care and have a negative impact on their satisfaction.

•

Increased risk of violating data privacy laws such as HIPAA regulations: Without a reliable solution to help secure access to electronic PHI, healthcare providers may increase their risk of incurring a data privacy breach, resulting in costly fines.

•

Failure to realize benefits of investment in information technology: In order for healthcare organizations to benefit from the financial incentives available under the HITECH Act, they must meet certain standards for “meaningful use” of electronic health record, or EHR, systems. Despite the significant information technology investments made by healthcare organizations, we believe that clinicians have been slow to use information technology because of its negative impact on clinician workflow productivity. For example, according to a 2009 study published in Health Affairs, the introduction of EHR systems can lead to decreases in clinician productivity by as much as 15%.

We believe that healthcare organizations are increasingly choosing integrated authentication and access management technologies to address these challenges across their entire organization. According to HIMSS Analytics, an independent healthcare information technology research firm, there were approximately 5,400 hospitals in the United States as of December 31, 2013. In addition, based on statistics from the World Health Organization, we estimate that there are over 10,000 hospitals across Europe. We estimate the total available market in healthcare organizations in North America and other global markets that we currently serve is approximately $3.0 billion.

Benefits of our solutions

We believe our solutions provide the following key benefits:

•

Save clinicians time: By eliminating the need to type in multiple usernames and passwords across multiple applications, our Imprivata OneSign solution enables clinicians to work more efficiently and spend more time on patient care.

•

Improve clinician satisfaction by optimizing workflows: We believe that we improve clinician satisfaction by providing solutions that address clinical workflow challenges, such as switching users rapidly on a shared workstation, keeping a session active as a clinician moves throughout the hospital in providing care, and automating navigation between applications based on clinician preferences.

•

Help healthcare organizations comply with security and privacy regulations: By securing access to shared workstations in the healthcare organization, our solutions become a critical part of our customers’ security and access infrastructure and help reduce the risk of breaching security or privacy regulations.

•

Improve financial performance: We believe that our solutions improve the financial performance of healthcare organizations by enhancing clinician productivity and increasing utilization of investments in information technology systems routinely used to manage patient care.

Our strengths

We believe that the following strengths will enable us to maintain and extend our leadership position as a provider of authentication and access management solutions in the healthcare industry:

•

The Imprivata brand: Imprivata is recognized as a leading provider of authentication and access management solutions in healthcare. Imprivata OneSign achieved the number one ranking as the Category Leader for Single Sign-On in the “2012 Best in KLAS: Software & Services” report, dated December 2012, and in the “2013 Best in KLAS: Software & Services” report, dated January 2014, published by KLAS, an independent healthcare technology research firm.

•

Compelling feature set and ease of implementation, use and management: We provide our customers with compelling features that differentiate Imprivata OneSign as an enterprise-wide authentication and access management solution, including finger biometric identification, integrated authentication and enterprise single sign-on, application programming interfaces for independent software vendors, virtual desktop support with multiple vendors, including zero- and thin-client devices, and new solutions. Our Imprivata OneSign solution is designed to be easy to implement throughout the enterprise by information technology personnel, use by clinicians, and manage by IT administrators.

•

Our healthcare customers view us as a trusted strategic partner: We believe our healthcare customers view us as a strategic partner to help them optimize clinical workflow, improve clinician satisfaction and comply with changing regulatory requirements. Our customers routinely identify specific challenges in the clinical setting and request that we develop innovative solutions to address them.

•

Stable customer base with significant additional sales opportunities: Many of our customers continue to add licensed users and purchase additional products and services from us after the initial sale. For example, add-on sales from existing customers accounted for over half of our product revenues in the years ended December 31, 2012 and 2013. In addition, in each of the last four years, we retained greater than 90% of the aggregate dollar value of maintenance contracts up for renewal. The consistency of add-on sales to existing customers and the recurring nature of our maintenance revenues provide visibility into our future performance.

•

Global distribution network and strong selling relationships: We access our customers through multiple channels, including a direct sales force and sales partners, to sell our solutions worldwide. Our sales partners consist of value-added resellers and EHR systems vendors that resell our Imprivata OneSign solution on a standalone basis or as part of an integrated solution. We also have country- and region-specific sales partners targeting selected international markets. In each of the years ended December 31, 2012 and 2013, we generated approximately 59% of our revenue through our relationships with sales partners.

•

Our partner ecosystem: We have strategic relationships with leading EHR systems, virtual desktop infrastructure platforms and device vendors that provide the ability to integrate our solutions with their products and services resulting in streamlined clinical workflows and improved clinician experiences.

•

Culture of continuous innovation: We continue to invest in research and development to solve security and productivity challenges and improve overall workflow efficiencies for our customers. Our culture of innovation has resulted in product enhancements and the development of new solutions, including our recent introduction of Imprivata Cortext, our secure communications solution.

Our strategy

Our goal is to extend our leadership position as a provider of authentication and access management solutions in the healthcare industry. Key elements of our strategy include:

•

Acquire new U.S. healthcare customers: According to HIMSS Analytics, our Imprivata OneSign solution was used in approximately 18% of hospitals in the United States as of December 31, 2013. We plan to continue to expand our direct sales force and to continue working closely with our sales partners to win new customers.

•

Drive further penetration into our installed base of customers: Our customers’ initial purchases rarely include all of our solutions for all of their users. As a result, many of our customers continue to add licensed users and purchase additional products and services from us after the initial sale. We plan to add sales and customer experience personnel in order to grow our revenue from our installed base.

•

Extend our technology leadership, develop innovative products and address additional workflow challenges: We intend to continue our investment in research and development to further differentiate and enhance the functionality of our authentication and access management solutions. We plan to also invest in developing new products and solutions that expand the range of security, productivity and workflow challenges we address within healthcare.

•

Grow our international healthcare presence: In addition to our core market in the United States, we offer our solutions in more than 20 countries. We plan to utilize both our direct sales force and local sales partners to expand our presence in countries throughout Europe and develop new markets in Latin America, Middle East and Asia Pacific regions.

•

Expand our Imprivata OneSign solution into new healthcare settings: Our Imprivata OneSign solution today is primarily sold to hospitals and other inpatient healthcare facilities, but we believe there are growth opportunities for our authentication and access management solutions in other healthcare settings.

•

Acquire complementary businesses, technologies and assets: We may pursue acquisitions that complement our existing business, represent a strategic fit, reinforce our presence in markets we currently serve, help us to access new markets, add functionality and capabilities to our solutions and are consistent with our overall growth strategy.

Risks related to our business

Our business is subject to many risks and uncertainties of which you should be aware before you decide to invest in our common stock. These risks are discussed more fully under “Risk factors” in this prospectus. Some of these risks include:

•	we have a history of losses, we expect to continue to incur losses and we may not be profitable in the future;

•

we depend on sales of our Imprivata OneSign solution in the healthcare market for a substantial portion of our revenue, and any decrease in its sales would harm our business, financial condition and results of operation;

•

we may not be able to attract new customers and retain and increase sales to our existing customers, which could have a material adverse effect on our business, financial condition and results of operations;

•	developments in the healthcare industry or regulatory environment could negatively affect our business;

•

we depend on sole source suppliers and a contract manufacturer for hardware components of our Imprivata OneSign solution. If we are unable to source our components from these suppliers or effectively forecast our customer demand to properly manage our inventory, our business and operating results could be adversely affected;

•	if we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights; and

•

our executive officers, directors, current 5% or greater stockholders and entities affiliated with any of them, together will beneficially own         % of our common stock outstanding after this offering; the concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions as long as we are an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (1) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (2) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt securities during the previous three years; or (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the Securities and Exchange Commission. We may choose to take advantage of some but not all of the exemptions available to emerging growth companies. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Also, we have irrevocably elected to “opt out” of the exemption for the delayed adoption of certain accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Our corporate information

We were incorporated in Delaware on May 7, 2001. Our principal executive office is located at 10 Maguire Road, Building 1, Suite 125, Lexington, Massachusetts 02421, and our telephone number is (781) 674-2700. Our website address is www.imprivata.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or the registration statement of which it forms a part.

“Imprivata,” “Imprivata Cortext,” “Cortext,” “OneSign,” “OneSign Secure Walk-Away,” “OneSign Anywhere,” “No Click Access” and “Enabling Healthcare. Securely” are our trademarks. Other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent permissible under applicable law, their rights thereto.

The offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that we will receive net proceeds from this offering of $ million based upon an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of proceeds” for additional information.

Risk factors	You should carefully read the section entitled “Risk factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

NYSE symbol	IMPR

The number of shares of our common stock to be outstanding after this offering is based on 5,545,073 shares of our common stock outstanding as of December 31, 2013 and 20,956,426 additional shares of our common stock issuable upon conversion of all of our outstanding shares of preferred stock upon the completion of this offering. The number of shares of our common stock to be outstanding after this offering excludes:

•	5,597,671 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 having a weighted-average exercise price of $1.92 per share;

•	180,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2013 having an exercise price of $0.73 per share; and

•	shares of common stock reserved for future issuance under our stock option plans as of the completion of this offering.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering;

•	the conversion of all of our outstanding shares of preferred stock into 20,956,426 shares of common stock upon the completion of this offering;

•	no exercise of outstanding options or warrants after December 31, 2013;

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering; and

•	a 1- for reverse split of our common stock effected on , 2014.

Summary consolidated financial data

The following tables summarize our consolidated financial data and should be read together with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results we expect in the future.

We derived the pro forma share and per share data for the year ended December 31, 2013 from the unaudited pro forma net income (loss) per share information in Note 16 to our consolidated financial statements included elsewhere in this prospectus. The pro forma share and per share data give effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock.

	Year ended December 31,
(in thousands, except per share data)	2011	2012	2013

Revenue
Product	$22,958	$29,992	$39,124
Maintenance and services	18,462	24,032	31,987

Total revenue	41,420	54,024	71,111

Cost of revenue	`
Product	4,381	6,855	7,849
Maintenance and services	4,443	6,563	11,020

Total cost of revenue	8,824	13,418	18,869

Gross profit	32,596	40,606	52,242
Operating expenses
Research and development	7,890	12,322	19,609
Sales and marketing	17,728	22,473	30,538
General and administrative	4,195	4,564	7,619

Total operating expenses	29,813	39,359	57,766

Income (loss) from operations	2,783	1,247	(5,524)
Other income (expense)
Interest and other income (expense), net	68	(90)	109

Income (loss) before income taxes	2,851	1,157	(5,415)
Income taxes	129	109	108

Net income (loss)	2,722	1,048	(5,523)
Accretion of redeemable convertible preferred stock	(4,973)	(4,957)	(4,952)

Net loss attributable to common stockholders	$(2,251)	$(3,909)	$(10,475)

Net loss per share attributable to common stockholders
Basic and diluted	$(0.69)	$(0.91)	$(2.08)

Weighted average common shares outstanding used in computing net loss per share attributable to common stockholders
Basic and diluted	3,283	4,302	5,039

	Year ended December 31,
(in thousands, except per share data)	2011	2012	2013

Pro forma net loss per share
Basic and diluted
Pro forma weighted average shares used to compute
net loss per common share
Basic
Diluted

Other financial data:
Adjusted EBITDA(1)	$4,199	$2,348	$(3,364)

(1)	Please see “Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to Adjusted EBITDA.

Consolidated balance sheet data as of December 31, 2013 are presented below:

•	on an actual basis

•

on a pro forma basis to reflect the conversion of our outstanding shares of preferred stock into 20,956,426 shares of our common stock, each immediately upon the closing of this offering as if the conversion had occurred on December 31, 2013; and

•

on a pro forma as adjusted basis to further reflect the sale by us of                 shares of common stock in this offering at an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

December 31, 2013 (in thousands)	Actual	Pro forma	Pro forma as adjusted(1)

Consolidated balance sheet data:
Cash and cash equivalents	$13,284	$	$
Total assets	46,470
Deferred revenue	28,574
Redeemable preferred stock	91,607
Total stockholders’ equity (deficit)	$(89,607)	$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, respectively, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We present Adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis; and

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In particular:

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax provision;

•	Adjusted EBITDA does not include depreciation expense from fixed assets or amortization expense from acquired intangible assets;

•

Adjusted EBITDA does not reflect other (expense) income which include interest income we earn on cash and cash equivalents; interest expense, or the cash requirements necessary to service interest or principal payments, on our debt and capital leases; losses on the disposal of assets and the gains or losses on foreign currency transactions;

•	Adjusted EBITDA does not include the impact of stock-based compensation;

•

Adjusted EBITDA does not include the change in value of our contingent liability related to the acquisition of assets from Validus Medical Systems, as described in the Notes to the Consolidated Financial Statements; and

•

others may calculate Adjusted EBITDA differently than we do and these calculations may not be comparable to our Adjusted EBITDA metric. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with GAAP.

The table below presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year ended December 31,
(in thousands)	2011	2012	2013

Net income (loss)	$2,722	$1,048	$(5,523)
Income tax expense	129	109	108
Depreciation and amortization	842	1,082	2,397
Other (expense) income, net	(68)	90	(109)
Stock based compensation	347	450	640
Change in value of contingent liability	227	(431)	(877)
Adjusted EBITDA	$4,199	$2,348	$(3,364)

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. Any of the events or developments described below could harm our business, financial condition and results of operations. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we do not currently deem material may also impair our business operations.

Risks related to our business and industry

We have a history of losses, we expect to continue to incur losses and we may not be profitable in the future.

Although we had operating and net income for the years ended December 31, 2011 and 2012, we incurred operating and net losses for the year ended December 31, 2013, and we expect to continue to incur operating and net losses for the foreseeable future. As of December 31, 2013, we had an accumulated deficit of $89.5 million. Our ability to be profitable in the future depends upon continued demand for our authentication and access management solutions. In addition, our profitability will be affected by, among other things, our ability to develop and commercialize new solutions, and products for those solutions, and enhance existing solutions and products. Further market adoption of our solutions, including increased penetration within our existing customers, depends upon our ability to improve clinical workflows related to the utilization of healthcare information technology systems and increase clinician productivity. We expect to incur significant operating costs relating to our research and development initiatives for our new and existing solutions and products, and for our expansion of our sales and marketing operations as we add additional sales personnel and increase our marketing efforts. Furthermore, we may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. As a result, we cannot assure you that we will be able achieve or sustain profitability in the future.

We depend on sales of our Imprivata OneSign solution in the healthcare industry for a substantial portion of our revenue, and any decrease in its sales would have a material adverse effect on our business, financial condition and results of operations.

A substantial portion of our revenue has been derived from sales of our Imprivata OneSign solution to the healthcare industry. In the years ended December 31, 2012 and 2013, 79% and 83% of our revenue was derived from sales of our Imprivata OneSign solution to the healthcare industry. We anticipate that sales of our Imprivata OneSign solution to the healthcare industry will represent a significant portion of our revenue for the foreseeable future. Any decrease in revenue from sales of this solution would have a material adverse effect on our business. Healthcare organizations are currently facing significant budget constraints, increasing demands resulting from a growing number of patients, and impediments to obtaining third-party reimbursements and patient payments for their services. Although healthcare organizations are currently allocating funds for capital and infrastructure improvements to benefit from governmental initiatives, they may not choose to prioritize or implement access or authentication management solutions as part of those efforts at this time, or at all, due to financial and resource constraints. Even if clinicians determine that our Imprivata OneSign solution provides benefits over their existing authentication and access management solutions, their healthcare organizations may not have, or may not be willing to spend, the resources necessary to purchase, install and maintain information technology systems, adopt our Imprivata OneSign solution, add licensed users in other departments or purchase additional products and services from us.

In addition, our healthcare customers have been experiencing consolidation in response to developments generally affecting the healthcare industry. As a result, we may lose existing or potential healthcare customers for our solutions. If our existing customers combine with other healthcare organizations that are not our customers, they may reduce or discontinue their purchases of our solutions. In addition, the combined organizations may have greater leverage in negotiating terms with us, and we may be forced to accept terms that are less favorable to us.

We do not anticipate that sales of our solutions in non-healthcare industries will represent a significant portion of our revenue for the foreseeable future. As a result, decreased revenue from sales of our Imprivata OneSign solution in the healthcare industry would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to attract new customers and retain and increase sales to our existing customers, which could have a material adverse effect on our business, financial condition and results of operations.

Our success and growth strategy depends in part upon the purchase of our Imprivata OneSign solution by new customers. Our sales and marketing efforts seek to demonstrate to potential new customers that our solutions streamline clinician workflow and increase productivity, enhance the value of existing investments in healthcare information technology, and help ensure compliance with complex privacy and security regulations. If we are not able to persuade new customers that our solutions provide these benefits, or if we fail to generate sufficient sales leads through our marketing programs, then we will not be able to attract new customers, which would have a material adverse effect on our business, financial condition and results of operations.

In most cases, our customers initially license our solutions for a limited number of departments within a healthcare organization. After the initial sale, our customers frequently add licensed users in other departments, functional groups and sites and buy additional products and services over time. Factors that may affect our ability to retain and increase sales to our existing customers include the quality of our customer service, training and technology, as well as our ability to successfully develop and introduce new solutions and products. Additionally, our customers may stop using our Imprivata OneSign solution or may not renew agreements for services, including software maintenance, for reasons entirely out of our control, such as a reduction in their budgets. If our efforts to satisfy our existing customers are not successful, we may not be able to retain them or sell additional functionality to them, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to successfully develop and introduce new solutions and products for existing solutions, our business, financial condition and results of operations could be adversely affected.

Our success depends, in part, upon our ability to anticipate industry evolution and introduce or acquire new solutions and products to keep pace with technological developments both within our industry and in related industries. However, we may not be able to develop, introduce, acquire and integrate new solutions and products in response to our customers’ changing requirements in a timely manner or on a cost-effective basis, or that sufficiently differentiate us from competing solutions such that customers choose to purchase our solutions. For example, healthcare organizations may shift their existing information technology infrastructure from on-site services to cloud-based services, which may not be compatible with our solutions, requiring us to develop new products or to re-engineer our existing products. In addition, healthcare organizations may adopt mobile applications more quickly than we have anticipated, requiring us to accelerate the development of a mobile version of our authentication and access management solutions. If any of our competitors implements new technologies before we are able to implement them or better anticipates the innovation opportunities in related industries, those competitors may be able to provide more effective or more cost-effective solutions than ours. In addition, we may experience technical problems and additional costs as we introduce new solutions, deploy future iterations of our solutions and integrate new solutions with existing customer systems and workflows. If any of these problems were to arise, our business, financial condition and results of operations could be adversely affected.

Developments in the healthcare industry or regulatory environment could adversely affect our business.

Our growth strategy is focused on the healthcare industry and a substantial portion of our revenue is derived from the healthcare industry. This industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Developments generally affecting the healthcare industry, including new regulations or new interpretations of existing regulations, such as reductions in funding, changes in pricing for healthcare services or impediments to third-party reimbursement for healthcare costs, may cause deterioration in the financial or business condition of our customers and cause them to reduce their spending on information technology. As a result, these developments could adversely affect our business.

In March 2010, comprehensive healthcare reform legislation was enacted in the United States through the Patient Protection and Affordable Health Care for America Act and the Health Care and Education Reconciliation Act. This law is expected to increase health insurance coverage through individual and employer mandates, subsidies offered to lower income individuals, tax credits available to smaller employers and broadening of Medicaid eligibility, and to affect third-party reimbursement levels for healthcare organizations. We cannot predict what effect federal healthcare reform or any future legislation or regulation, or healthcare initiatives, if any, implemented at the state level, will have on us or our healthcare customers.

In addition, our healthcare customers’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to our authentication and access management solutions. The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the markets for our solutions will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

Seasonal variations in the purchasing patterns of our customers may lead to fluctuations in our operating results and financial condition.

We have experienced and expect to continue to experience seasonal variations in the timing of customers’ purchases of our solutions. Many customers make purchasing decisions based on their fiscal year budgets, which typically coincide with the calendar year and result in increased purchasing in the fourth quarter of the year. Because many of our expenses remain relatively fixed throughout the year, the seasonality of our business requires us to manage our working capital carefully over the course of the year. If we fail to manage our working capital effectively or do not accurately predict customer demand in the fourth quarter of the year, our operating results and financial condition may fluctuate.

Our sales cycles for new customers can be lengthy and unpredictable, which may cause our revenue and operating results to fluctuate significantly.

Our sales cycles for new customers can be lengthy and unpredictable. Our sales efforts involve educating our customers about the use and benefits of our authentication and access management solutions, including demonstrating the potential of our solutions in streamlining clinician workflow and increasing productivity. Customers may undertake a significant evaluation process, involving not only our solutions but also the customer’s existing healthcare information technology infrastructure. This assessment can result in a lengthy and unpredictable sales cycle. In addition, purchases of our solutions are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, cancellation of any implementation after it has begun might result in lost time, effort, and expenses invested in the cancelled implementation process and lost opportunity for implementing paying customers in that same period of time. These factors may contribute to significant fluctuations in our revenue and operating results.

Our revenue and operating results have fluctuated, and are likely to continue to fluctuate, which may make our quarterly results difficult to predict, cause us to miss analyst expectations and cause the price of our common stock to decline.

Our revenue and operating results may be difficult to predict, even in the near term, and are likely to fluctuate as a result of a variety of factors, many of which are outside of our control. Comparisons of our revenue and operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. Each of the following factors, among others, could cause our revenue and operating results to fluctuate from quarter to quarter:

•	the financial health of our healthcare customers and budgetary constraints on their ability to purchase authentication and access management solutions;

•	changes in the regulatory environment affecting our healthcare customers, including impediments to their ability to obtain third-party reimbursement for their services;

•	our ability to develop and introduce new solutions and products and enhance existing solutions that achieve market acceptance;

•	the procurement and deployment cycles of our healthcare customers and the length of our sales cycles;

•	our ability to forecast demand and manage lead times for the manufacture of hardware used in our solutions;

•	the mix of our product and service revenue and pricing, including discounts by us or our competitors; and

•	the timing of when orders are fulfilled and revenue is recognized.

The resulting variability and unpredictability could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the market price of our common stock may decline.

If we are unable to maintain successful relationships with our channel partners and technology alliance partners, our ability to market, sell and distribute our solutions will be limited and our business, financial condition and results of operations could be adversely affected.

In addition to our direct sales force, we rely on our sales partners, consisting of our channel partners and technology alliance partners, to sell our solutions. We derive a substantial portion of our revenue from sales of our products and services through our sales partners, and we expect that sales through sales partners will continue to be a significant percentage of our revenue. In each of the years ended December 31, 2011, 2012 and 2013, 10% of our total revenues were derived from our largest sales partner.

Our agreements with our sales partners are generally non-exclusive, meaning our sales partners may offer their customers products and services from several different companies, including products and services that compete with ours. We depend on channel partners to supplement our direct sales organization within the United States and internationally. If our channel partners do not effectively market and sell our products and services, choose to use greater efforts to market and sell their own products and services or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our products and services may be adversely affected. Our channel partners may cease marketing our products and services with limited or no notice and with little or no penalty, and they have no obligation to renew their agreements with us on commercially reasonable terms, or at all. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. New channel partners require extensive training and may take several months or more to achieve productivity for us. Our channel partner structure could also subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our platform to customers or violates applicable laws or our corporate policies applicable to the partner. We work with our technology alliance partners to design go-to-market strategies that combine our solutions with products or services provided by our technology alliance partners. The loss of a technology alliance partner may mean that certain of our solutions that were designed to interoperate with the products or services provided by the technology alliance partner may no longer function as intended and require substantial re-engineering or the development of new solutions and products.

Our ability to generate revenue in the future will depend in part on our success in maintaining effective working relationships with our sales partners, in expanding our indirect sales channel, in training our channel partners to independently sell and deploy our solutions and in continuing to integrate our solutions with the products and services offered by our technology alliance partners. If we are unable to maintain our relationships with these sales partners, our business, financial condition and results of operations could be adversely affected.

We depend on sole source suppliers and a contract manufacturer for hardware components of our Imprivata OneSign solution. If we are unable to source our components from them or effectively forecast our customer demand to properly manage our inventory, our business and operating results could be adversely affected.

We depend on sole source suppliers for hardware components of our Imprivata OneSign solution. We rely upon DigitalPersona, Inc. as the only provider of our fingerprint readers. Although we currently purchase all of our proximity cards from RF IDeas, Inc., we believe alternative sources are available. In addition, we depend on a contract manufacturer to produce certain other hardware components for our solutions. Our agreements with RF IDeas, Inc. and our contract manufacturer renew automatically on an annual basis. These agreements do not contain supply commitments. We purchase our fingerprint readers from DigitalPersona, Inc. on a purchase order basis, and do not have the benefit of a long-term supply agreement or supply commitments. As a result, we cannot assure you that our suppliers and contract manufacturer will be able to meet our requirements, which could adversely affect our business and operating results.

Any of these suppliers or contract manufacturer could cease production of our components, experience capacity constraints, material shortages, work stoppages, financial difficulties, cost increases or other reductions or disruptions in output, cease operations or be acquired by, or enter into exclusive arrangements with, a competitor. These suppliers and contract manufacturer typically rely on purchase orders rather than long-term contracts with their suppliers. As a result, even if available, an affected supplier or contract manufacturer may not be able to secure sufficient materials at reasonable prices or of acceptable quality to build our components in a timely manner, forcing us to seek components from alternative sources, which may not have the required specifications, or be available in time to meet demand or on commercially reasonable terms, if at all.

We also place orders with our suppliers and contract manufacturer for our inventory based on forecasts of customer demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates affecting our ability to meet our customers’ demands for our solutions or manage our inventory effectively. We may also be forced to redesign our solutions if a component becomes unavailable in order to incorporate a component from an alternative source, which may increase the cost of providing our solutions. Any of these circumstances could cause interruptions or delays in the delivery of our solutions to our customers, and could adversely affect our business and operating results.

Our use of a third-party off-shore development provider could have a material adverse effect on our business, financial condition and results of operations.

Since 2006, we have relied upon a third-party development provider in Lviv, Ukraine to assist with software development, quality assurance, testing and automation to reduce costs and to meet our customers’ needs in a timely manner. These services are performed pursuant to statements of work under a master services agreement. The development provider may terminate its agreement with us without cause with 60 days’ notice, unless a statement of work is in progress. While they have been dependable in the past, we have less control over the development provider’s performance than if it was comprised of our employees or if the development provider was located in the United States. As a result, we are subject to the risk that the development provider will not perform as anticipated. Furthermore, in recent periods, Ukraine has experienced civil unrest and political and economic uncertainties. The evolving economic, political and social developments in the Ukraine may materially and adversely affect the operations of the development provider in ways beyond their control and may constrain our ability to assert or defend our contractual or other legal rights relating to our relationship with the development provider and its handling of our intellectual property. If we are unable to rely upon the development provider for these or other reasons, we may be required to shift development projects to our employees or to another independent contractor. As a result, we may face increased costs and delays in our ability to introduce new solutions or products or provide services. These risks could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to manage our growth effectively, or if our business does not grow as we expect, our operating results will be adversely affected.

We have experienced significant revenue growth in recent periods. For example, our revenue increased from $22.0 million for the year ended December 31, 2009, to $71.1 million for the year ended December 31, 2013. During this period, we significantly expanded our operations and increased the number of our employees from 105 at December 31, 2008 to 301 at December 31, 2013. Our rapid growth has placed, and will continue to place, a significant strain on our management systems, infrastructure and other resources. We plan to hire additional direct sales and marketing personnel domestically and internationally, increase our investment in research and development and acquire complementary businesses, technologies or assets. Our future operating results depend to a large extent on our ability to successfully implement these plans and manage our anticipated expansion. To do so successfully we must, among other things:

•	manage our expenses in line with our operating plans and current business environment;

•	maintain and enhance our operational, financial and management controls, reporting systems and procedures;

•	develop and deliver new solutions and enhancements to existing solutions efficiently and reliably;

•	manage operations in multiple locations and time zones; and

•	integrate acquired businesses, technologies or assets.

We expect to incur costs associated with the investments made to support our growth before the anticipated benefits or the returns are realized, if at all. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or enhancements to existing solutions. We may also fail to satisfy customer requirements, maintain quality, execute our business plan or respond to competitive pressures, which could adversely affect our operating results.

Changes in renewal rates in our software maintenance contracts may not be immediately reflected in our operating results.

We generally recognize revenue from our software maintenance contracts ratably over the contract term. A portion of the maintenance revenue we report in each quarter is derived from the recognition of deferred revenue relating to software maintenance contracts entered into during previous quarters. In each of the years ended December 31, 2011, 2012 and 2013, we retained greater than 90% of the aggregate dollar amount of our software maintenance contracts up for renewal. Consequently, a decline in new or renewed software maintenance by our customers in any one quarter may not be immediately reflected in our revenue for that quarter. Such a decline, however, will adversely affect our revenue in future quarters. Accordingly, the effect of significant downturns in our rate of renewals may not be fully reflected in our operating results until future periods.

We primarily operate in the rapidly evolving and highly competitive healthcare market, and if we fail to effectively respond to competitive pressures, our business, financial condition and operating results could be adversely affected.

The market for authentication and access management solutions within the healthcare market is highly fragmented, consisting of a significant number of vendors that is rapidly changing. Competition in our market is primarily based on:

•	brand awareness and reputation;
•	breadth of our solutions set and ease of implementation, use and management;
•	breadth of product distribution;
•	strategic relationships and ability to integrate with software and device vendors; and
•	product innovation and ability to meet customer needs.

We believe our primary competitor in the healthcare industry is Caradigm USA LLC, a joint venture of General Electric Company and Microsoft Corporation. We expect competition to intensify in the future with existing competitors and market entrants. Our competitors in the healthcare market for authentication and access management solutions include large, multinational companies with significantly more resources to dedicate to product development and sales and marketing. These companies may have existing relationships within healthcare organizations, which may enhance their ability to gain a foothold in our market. Customers may prefer to purchase a more highly integrated or bundled solution from a single provider or an existing supplier rather than a separate supplier, regardless of performance or features. Increased competition may result in additional pricing pressure, reduced profit margins, higher sales and marketing expenses, lower revenue and the loss of market share, which could adversely affect our business, financial condition and operating results.

Industry consolidation or new market entrants may result in increased competitive pressure, which could result in the loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. For example, potential entrants not currently considered to be our competitors, such as providers of electronic health record systems, may enter our market by acquiring or developing their own access or authentication management solutions. In addition, providers of authentication and access management solutions, such as CA, Inc., International Business Machines Corporation, Oracle Corporation and Novell, Inc., may enter the healthcare market. Such potential entrants, if they enter the healthcare market for authentication and access management solutions, may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the authentication and access management market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers, which may have a material adverse effect on our business, financial condition and operating results.

Our success depends upon our ability to attract, integrate and retain key personnel, and our failure to do so could adversely affect our ability to grow our business.

Our success depends, in part, on the services of our senior management and other key personnel, and our ability to continue to attract, integrate and retain highly skilled personnel, particularly in engineering, sales and marketing. Competition for highly skilled personnel is intense. If we fail to attract, integrate and retain key personnel, our ability to grow our business could be adversely affected.

The members of our senior management and other key personnel are at-will employees, and may terminate their employment at any time without notice. If they terminate their employment, we may not be able to find qualified individuals to replace them on a timely basis or at all and our senior management may need to divert their attention from other aspects of our business. Former employees may also become employees of a competitor. We may also have to pay additional compensation to attract and retain key personnel. We also anticipate hiring additional engineering, marketing and sales, and services personnel to grow our business. Often, significant amounts of time and resources are required to recruit and train these personnel. We may incur significant costs to attract, integrate and retain them, and we may lose them to a competitor or another company before we realize the benefit of our investments in them.

If we do not achieve the anticipated strategic or financial benefits from our acquisitions, or if we cannot successfully integrate them, our business and operating results could be adversely affected.

We have acquired, and in the future may acquire, complementary businesses, technologies or assets that we believe to be strategic. We may not achieve the anticipated strategic or financial benefits, or be successful in integrating any acquired businesses, technologies or assets. If we cannot effectively integrate newly-acquired technologies and solutions and successfully market and sell these new product offerings, we may not achieve market acceptance for, or significant revenue from, these new product offerings.

Integrating newly-acquired businesses, technologies and assets could strain our resources, could be expensive and time consuming, and might not be successful. If we acquire or invest in additional businesses, technologies or assets, we will be further exposed, to a number of risks, including that we may:

•	experience technical issues as we integrate acquired businesses, technologies or assets into our existing solutions;

•	encounter difficulties leveraging our existing sales and marketing organizations, and sales channels, to increase our revenue from acquired businesses, technologies or assets;

•	find that the acquisition does not further our business strategy, that we overpaid for the acquisition or that the economic conditions underlying our acquisition decision have changed;

•	have difficulty retaining the key personnel of acquired businesses;

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suffer disruption to our ongoing business and diversion of our management’s attention as a result of the negotiation of any acquisition as well as related transition or integration issues and the challenges of managing geographically or culturally diverse enterprises; and

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experience unforeseen and significant problems or liabilities associated with quality, technology and legal contingencies relating to the acquisition, such as intellectual property or employment matters.

In addition, from time to time we may enter into negotiations for acquisitions that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, the ownership of existing stockholders would be diluted. In addition, acquisitions may result in the incurrence of debt, contingent liabilities, write-offs or other unanticipated costs, events or circumstances, any of which adversely affect our business and operating results.

The software and hardware contained in the Imprivata OneSign solution is complex and may contain undetected errors that could have a material adverse effect on our business, financial condition and operating results.

Our Imprivata OneSign solution incorporates complex technology, is used in a variety of healthcare settings and must interoperate with many different types of complex devices and information technology systems. While we test our solutions for defects and errors prior to release, we or our customers may not discover a defect or error until after we have deployed our solutions and our customers have commenced general use of the solution. If we cannot successfully integrate our authentication and access management solutions with health information systems as needed or if any hardware or software of these health information systems contains any defect or error, then our solutions may not perform as designed, or may exhibit a defect or error.

Any defects or errors in, or which are attributed to, our solutions, could result in:

•	delayed market acceptance of our affected solutions;
•	loss of customers or inability to attract new customers;
•	diversion of engineering or other resources for remedying the defect or error;
•	damage to our brand and reputation;
•	increased service and warranty costs;
•	legal actions by our customers or third parties, including product liability claims; and
•	penalties imposed by regulatory authorities.

Our solutions are utilized by clinicians in the course of providing patient care. It is possible that our healthcare customers may allege we are responsible for harm to patients or clinicians due to defects in, the malfunction of, the characteristics of, or the use of, our solutions. Although our customer agreements contain disclaimers of liability, that are intended to reduce or eliminate our potential liability, we could be required to spend significant amounts of management time and resources to defend ourselves against product liability, tort, warranty or other claims. If any such claims were to prevail, we could be forced to pay damages or stop distributing our solutions. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from our business. We maintain general liability insurance coverage, including coverage for errors and omissions; however, this coverage may not be sufficient to cover large claims against us or otherwise continue to be available on acceptable terms. Further, the insurer could attempt to disclaim coverage as to any particular claim. Such circumstances could have a material adverse effect on our business, financial condition and results of operations.

Our international operations subject us, and may increasingly subject us in the future, to operational, financial, economic and political risks abroad, which could have a material adverse effect on our business, financial condition and results of operations.

Although we currently derive a relatively small portion of our revenue from customers outside of the United States, a key element of our growth strategy is to expand internationally. Our international expansion efforts might not be successful in creating demand for our products and services or in effectively selling our solutions in the international markets we enter. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	difficulties integrating our solutions with information technology systems and processes with which we do not have experience;

•	political and economic instability in, or foreign conflicts that involve or affect, the countries where we operate and sell our solution;

•	difficulties in staffing and managing personnel and channel partners;

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the need to comply with a wide variety of foreign laws and regulations, including privacy and security regulations, requirements for export controls for encryption technology, employment laws, changes in tax laws and tax audits by government agencies;

•	competitors who are more familiar with local markets;

•	challenges associated with delivering services, training and documentation in foreign languages;

•	difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and

•	limited or unfavorable intellectual property protection in some countries.

In addition, as we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our international locations and accept payment from customers in the local currency. Since we conduct business in currencies other than the U.S. dollar but report our operating results in U.S. dollars, we have exposure to fluctuations in currency exchange rates. We do not currently hedge against the risks associated with currency fluctuations but may do so in the future.

Any of these factors could harm our existing international business and operations, and have a material adverse effect on our business, financial condition and results of operations.

Risks posed by sales to foreign government-operated healthcare organizations could have a material adverse effect on our revenues and operating results.

We expect to continue to derive a substantial portion of our international revenues from foreign government-operated healthcare organizations. Sales to governmental entities present risks in addition to those involved in sales to commercial customers, including potential disruption due to changes in appropriation and spending patterns, delays in budget approvals and exposure to penalties in the event of violations of the Foreign Corrupt Practices Act. General political and economic conditions, which we cannot accurately predict, directly and indirectly may affect the quantity and allocation of expenditures by governmental entities. In addition, obtaining government contracts may involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements. In general, each governmental entity also maintains its own rules and regulations with which we must comply and which can vary significantly among departments. These factors may result in cutbacks or re-allocations in the budget or losses of government sales, which could have a material adverse effect on our revenues and operating results.

If we fail to offer services that are satisfactory to our customers, our ability to sell our solutions will be adversely affected.

Our ability to sell our Imprivata OneSign solution is dependent upon our ability to provide high-quality services and support. Our services team assists our customers with their clinical workflow design, authentication and access management solution configuration, training and project management during the pre-deployment and deployment stages. Once our solutions are deployed within a customer’s facility, the customer typically depends on our services team to help resolve technical issues, assist in optimizing the use of our solutions and facilitate adoption of new functionality. A substantial proportion of our Imprivata OneSign customers in the United States rely on our Imprivata OneSign solution as a component of their electronic health record, or EHR, systems that they implement to meet regulatory standards for adoption, or “meaningful use,” of EHR technologies. If our solutions do not adequately facilitate our customers’ attainment of meaningful use requirements as defined by the relevant regulatory authorities and interpreted by our customers, or if deployment of our solutions is unsatisfactory, we may incur significant costs to attain and sustain customer satisfaction. As we hire new services personnel, we may inadvertently hire underperforming people who will have to be replaced, or fail to effectively train such employees. If we do not effectively assist our customers in deploying our solutions, succeed in helping our customers resolve technical and other post-deployment issues, or provide effective ongoing services, our ability to expand the use of our solutions with existing customers and to sell our solutions to new customers will be harmed. In addition, the failure of channel partners to provide high-quality services in markets outside of the United States could adversely affect sales of our solutions internationally.

We face potential liability related to the privacy and security of PHI accessed or collected through our solutions.

Our Imprivata OneSign solution customers in the ordinary course of their business handle, access or store PHI. In the United States, the manner in which these customers manage PHI is subject to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH Act, health data privacy, security and breach notification regulations issued pursuant to these statutes, and state privacy, security and breach notification laws and regulations applicable to such health information. These customers rely on our Imprivata OneSign solution as a tool to facilitate their compliance with applicable health data privacy and security standards. Specifically, HIPAA-covered health care providers are required to implement technical data security safeguards, certain of which are supported by Imprivata OneSign. The failure of our Imprivata OneSign solution to perform an essential function for which it was designed could result in a breach of our obligations under our customer contracts, which could result in monetary damages, adverse publicity, and have an adverse impact on our business.

We may also directly handle, access or store PHI in connection with our commercial solutions, such as our Imprivata Cortext solution, which is a secure, cloud-based communication platform that provides healthcare organizations and healthcare providers with secure SMS texting and messaging capabilities. Although we are transmitting and storing PHI in encrypted format for such customers, and do not, in the ordinary course of our business, require access to such PHI, we are deemed to be a “business associate” of such customers and as such are directly subject to certain HIPAA and HITECH Act requirements as well as contractual obligations that may be imposed by our customers pursuant to their HIPAA and HITECH Act requirements. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of PHI. Our failure to effectively implement the required or addressable health data privacy and security safeguards and breach notification procedures, our failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as we develop our solutions or an allegation that defects in our products have resulted in noncompliance by our customers could result in a breach of our contractual obligations to our customers, create material civil and/or criminal liability for us, which could result in adverse publicity and have a material adverse affect on our business.

In addition to complying with applicable U.S. law, the use and disclosure of PHI is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws, could discourage us from offering certain of our solutions, such as Imprivata Cortext, to customers outside of the United States, and could create material liability to us, result in adverse publicity and adversely affect our business. A finding that we have failed to comply with applicable laws and regulations regarding the collection, use and disclosure of PHI could create liability for us, result in adverse publicity and materially adversely affect our business.

In addition, the costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our solutions, and may affect our ability to invest in or jointly develop solutions in the United States and in foreign jurisdictions. Further, we cannot assure you that our privacy and security policies and practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of PHI.

Fluctuating economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our revenue depends significantly on general economic conditions and the demand for authentication and access management solutions in the healthcare market. Our healthcare customers may experience declining revenues from the decreased utilization of healthcare services and diminishing margins due to impediments in obtaining third-party reimbursement and patient payments. These factors may result in constrained spending on authentication and access management solutions. General economic weakness may also lead to longer collection cycles for payments due from our customers, an increase in customer bad debt, restructuring initiatives and associated expenses, and impairment of investments. Uncertainty about future economic conditions also makes it difficult to forecast operating results and to make decisions about future investments. Such factors could make it difficult to accurately forecast our sales and operating results and could adversely affect our ability to provide accurate forecasts to our suppliers and contract manufacturer and manage our supplier and contract manufacturer relationships and other expenses. Economic weakness faced by us or our customers, failure of our customers and markets to recover from such weakness, customer financial difficulties, and reductions in spending on authentication and access management technologies could have a material adverse effect on demand for our solutions and consequently on our business, financial condition and results of operations.

The market size estimate included in this prospectus may prove to be inaccurate and may not be indicative of our future growth.

The healthcare industry is in the early stages of market acceptance of authentication and access management solutions. Because of rapid and significant technological changes, it is difficult to predict the size of the market and the rate at which the market for our products and services will grow or be accepted. While our estimate of the total available market included in this prospectus was made in good faith and is based on assumptions and estimates we believe to be reasonable, this estimate may not prove to be accurate. This is particularly the case with respect to estimating the size of the international component of the market.

Our Imprivata Cortext solution uses a third-party data service provider for web hosting services. Any operational delay or failure of our Cortext solution could expose us to litigation, harm our relationships with customers and have a material adverse effect on our brand and our business.

Our Imprivata Cortext solution utilizes a cloud-based third-party data service provider for web hosting services. We exercise limited control over this third-party data service provider, which increases our vulnerability with respect to the technology and information services it provides. In addition, if we are unable to renew the agreement with the third-party data service provider on commercially reasonable terms, we may be required to transfer our services to new data service providers and we may incur significant costs and possible service interruption in connection with doing so. Our Cortext solution provides communication and information to assist healthcare organizations. Any operational delay or failure of our Cortext solution might result in the disruption of patient care and could harm our relationships with customers, expose us to litigation or have a material adverse effect on our brand and our business.

If we are required to collect sales and use or similar foreign taxes in additional jurisdictions, we might be subject to liability for past sales and our future sales may decrease.

We might lose sales or incur significant expenses if states or foreign jurisdictions successfully impose broader guidelines on state sales and use or similar foreign taxes. A successful assertion by one or more states or foreign jurisdictions requiring us to collect sales or other taxes on the licensing of our software or sale of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state or foreign jurisdiction has different rules and regulations governing sales and use or similar foreign taxes, and these rules and regulations are subject to varying complex interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use or similar foreign taxes in a particular state or foreign jurisdiction, engage tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use or similar taxes or related penalties for past sales in states or foreign jurisdictions where we currently believe no such taxes are required.

Vendors of products and services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our customer contracts typically provide that our customers must pay all applicable sales and similar taxes. Nevertheless, our customers might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our clients fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our products and services to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. If we undergo an ownership change in connection with or after this offering or any future offering, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions or terrorism.

A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters, our other facilities or where our contract manufacturer or its suppliers are located, could harm our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our business, the businesses of our customers and suppliers, or the economy as a whole. We also rely on information technology systems to communicate among our workforce located worldwide, and in particular, our senior management, general and administrative, and research and development activities that are coordinated with our corporate headquarters in the Boston, Massachusetts area. Any disruption to our internal communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, in the Boston, Massachusetts area could delay our research and development efforts, cause delays or cancellations of customer orders or delay deployment of our solutions, which could have a material adverse effect on our business, operating results and financial condition.

Risks related to our intellectual property

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends, in part, on our ability to protect our proprietary technology. We seek to protect our proprietary technology through patent, copyright, trade secret and trademark laws in the United States and similar laws in other countries. We also seek to protect our proprietary technology through licensing agreements, nondisclosure agreements and other contractual provisions. These protections may not be available in all cases or may be inadequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or solutions in an unauthorized manner. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Our competitors may independently develop technologies that are substantially equivalent, or superior, to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired.

To prevent unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement or misappropriation of our proprietary rights. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating our intellectual property. While we plan to continue to seek to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patent applications will be approved;

•	our issued patents will adequately protect our intellectual property and not be held invalid or unenforceable if challenged by third parties;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate; and

•	others will not design around any patents that may be issued to us.

Our failure to obtain patents sufficiently broad to cover our technology and possible workarounds, or the invalidation of our patents, or our inability adequately to protect our intellectual property, may weaken our competitive position and harm our business and operating results. We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may harm our business, operating results and financial condition.

Agreements we have with our employees, consultants and independent contractors may not afford adequate protection for our trade secrets, confidential information and other proprietary information.

In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants and independent contractors to execute confidentiality and proprietary information agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information and available remedies in the event of unauthorized use or disclosure may not be adequate. The failure by employees, consultants or independent contractors to maintain the secrecy of our confidential information may compromise or prevent our ability to maintain trade secrets or obtain needed or meaningful patent protection. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or independent contractors have prior employment or consulting relationships. Although we require our employees, consultants and independent contractors to maintain the confidentiality of all proprietary information of their previous employers, these individuals, or we, may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets. Our failure or inability to protect our proprietary information and techniques may inhibit or limit our ability to compete effectively, or exclude certain competitors from the market.

We may not be able to obtain or maintain necessary licenses of third-party technology on commercially reasonable terms, or at all, which could delay product sales and development and have a material adverse effect on product quality and our ability to compete.

We have incorporated third-party licensed technology into certain of our solutions. We anticipate that we are also likely to need to license additional technology from third parties in connection with the development of new solutions or enhancements in the future. Third-party licenses may not be available to us on commercially reasonable terms, or at all. The inability to retain any third-party licenses required in our current solutions or to obtain any new third-party licenses to develop new solutions and products could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from introducing these solutions or products, any of which could have a material adverse effect on product quality and our ability to compete.

Claims of intellectual property infringement could harm our business.

Vigorous protection and pursuit of intellectual property rights has resulted in protracted and expensive litigation for many companies in our industry. Although claims of this kind have not materially affected our business to date, there can be no assurance such claims will not arise in the future. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements, any of which could harm our business and operating results.

Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. In addition, we may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant products and against whom our potential patents may provide little or no deterrence.

Many potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain solutions or performing certain services. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful.

Our use of open source and non-commercial software components could impose risks and limitations on our ability to commercialize our solutions.

Our solutions contain software modules licensed under open source and other types of non-commercial licenses. We also may incorporate open source and other licensed software into our solutions in the future. Use and distribution of such software may entail greater risks than use of third-party commercial software, as licenses of these types generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some of these licenses require the release of our proprietary source code to the public if we combine our proprietary software with open source software in certain manners. This could allow competitors to create similar products with lower development effort and time and ultimately result in a loss of sales for us.

The terms of many open source and other non-commercial licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In such event, in order to continue offering our solutions, we could be required to seek licenses from alternative licensors, which may not be available on a commercially reasonable basis or at all, to re-engineer our solutions or to discontinue the sale of our solutions in the event we cannot obtain a license or re-engineer our solutions on a timely basis, any of which could harm our business and operating results. In addition, if an owner of licensed software were to allege that we had not complied with the conditions of the corresponding license agreement, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages, be required to disclose our source code, or be enjoined from the distribution of our solutions.

Our loan agreement contains operating and financial covenants that may restrict our business and financing activities.

We are party to a loan and security agreement relating to a revolving line of credit facility with Silicon Valley Bank. Borrowings under this loan and security agreement are secured by substantially all of our assets. Our loan and security agreement restricts our ability to:

•	incur additional indebtedness;

•	redeem subordinated indebtedness;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	make investments;

•	sell assets;

•	make material changes in our business or management;

•	pay dividends, other than dividends paid solely in shares of our common stock, or make distributions on and, in certain cases, repurchase our stock; or

•	consolidate or merge with other entities.

In addition, our revolving line of credit requires us to maintain specified adjusted quick ratio tests. The operating and financial restrictions and covenants in the loan and security agreement governing our revolving line of credit, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. A breach of any of these covenants could result in a default under the loan and security agreement, which could cause all of the outstanding indebtedness under the facility to become immediately due and payable and terminate all commitments to extend further credit.

If we are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either when they mature or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all, which may negatively impact our ability to continue as a going concern.

Risks related to this offering and our common stock

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon future appreciation in its value, if any. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

Our management has broad discretion over the use of proceeds from our initial public offering and might not apply the proceeds of our initial public offering in ways that increase the value of your investment in our company.

Our management has broad discretion to use the net proceeds to us from our initial public offering, and you are relying on the judgment of our management regarding the application of these proceeds, without the opportunity to assess whether the proceeds are being used appropriately. The failure of our management to apply the net proceeds effectively could harm our business, financial condition and operating results, and may not increase the value of your investment in our company.

We have not allocated these net proceeds for specific purposes. We intend to use the net proceeds from our initial public offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets, but at this time, we have no current understandings, agreements or commitments to do so. Our management might not be able to yield a significant return or any return on any investment of these net proceeds.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At the initial public offering price of $        with net proceeds to us of $        , if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of $        per share. In addition, if outstanding options or warrants to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution”.

An active, liquid, and orderly market for our common stock may not develop.

Prior to this offering, there was no market for shares of our common stock. An active trading market for our common stock might never develop or be sustained, which could depress the market price of our common stock and affect your ability to sell our shares. The initial public offering price was determined through negotiations between us and the representatives of the underwriters and might bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of new products, commercial relationships or acquisitions;

•	threatened or actual litigation;

•	changes in laws or regulations relating to the healthcare industry;

•	any major change in our board of directors or management;

•	publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for healthcare information technology companies in particular, has at times experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

These fluctuations might be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

Upon completion of this offering, there will be                 shares of our common stock outstanding. The                 shares being sold in this offering will be freely tradable immediately after this offering (except for shares purchased by affiliates) and the remaining shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, if applicable, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act of 1933, as amended, which we refer to as the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering.

We also intend to register all common stock that we may issue under our stock plans. Effective upon the completion of this offering, an aggregate of                 shares of our common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares eligible for future sale” for a more detailed description of sales that may occur in the future.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, current 5% or greater stockholders and entities affiliated with any of them, together will beneficially own         % of our common stock outstanding after this offering. These stockholders, if they act together, will have significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and may take actions that may not be in the best interests of our other stockholders. This concentration of ownership could also limit stockholders’ ability to influence corporate matters. Accordingly, corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them, or may not be taken even if other stockholders view them as in the best interests of our stockholders. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, may make the approval of certain transactions difficult or impossible without the support of these stockholders and might adversely affect the market price of our common stock.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company.” We will remain an emerging growth company until the earliest of: the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, the date on which we issue more than $1 billion in non-convertible debt securities in a three-year period, or the last day of the fiscal year following the fifth anniversary of this offering.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are in the process of evaluating whether to take advantage of exemptions from various other requirements that are available to emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We cannot predict whether investors will find our common stock less attractive to the extent we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices. We will also need to ensure that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis. Failure to maintain proper and effective internal controls could impair our ability to produce accurate and timely financial statements, which could harm our operating results, our ability to operate our business, and our investors’ view of us.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, or NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

One aspect of complying with these rules and regulations as a public company is that we will be required to ensure that we have adequate financial and accounting controls and procedures in place. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. This is a costly and time-consuming effort that needs to be re-evaluated periodically.

We have begun the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which will require that we evaluate, test and document our internal controls and, as a part of that evaluation, testing and documentation, identify areas for further attention and improvement. In the course of that process, we discovered a significant deficiency related to our 2012 financial statements requiring us to make reclassifications of certain previously reported items. We have since remediated this significant deficiency by automating certain financial reporting processes and the hiring of additional personnel. We have hired and continue to recruit additional finance and accounting personnel, as well as outside consultants, and we will need to continue to dedicate internal resources, and potentially engage additional outside consultants, to adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls. Thus, despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. Any failure to maintain the adequacy of our internal controls, consequent inability to produce accurate financial statements on a timely basis, or identification of one or more material weaknesses could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Our charter documents and Delaware law could discourage, delay or prevent a change of control of our company or change in our management that stockholders consider favorable and cause our stock price to decline.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could discourage, delay or prevent a change of control of our company or change in our management that the stockholders of our company consider favorable. These provisions:

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of stockholders;

•	establish advance notice procedures for nominating candidates to our board of directors or proposing matters that can be acted upon by stockholders at stockholder meetings;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholders from cumulating their votes for the election of directors;

•

permit newly-created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors to be filled only by majority vote of our remaining directors, even if less than a quorum is then in office;

•	provide that our board of directors is expressly authorized to make, alter or repeal our amended and restated bylaws;

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	provide that our directors may be removed only for “cause” and only with the approval of the holders of at least 75% of our outstanding stock; and

•	require super-majority voting to amend certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws.

Section 203 of the Delaware General Corporation Law, which will apply to us, may also discourage, delay or prevent a change of control of our company.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We may need additional financing to execute on our current or future business strategies, including to:

•	hire additional personnel;

•	develop new or enhance existing products and services;
•	expand our operating infrastructure;
•	acquire businesses or technologies; or
•	otherwise respond to competitive pressures.

If we incur additional funds through debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms when we desire them, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services, or otherwise respond to competitive pressures would be significantly limited. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders.

Special note regarding forward-looking statements and industry data

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	the size and growth of the potential markets for our products and our ability to serve those markets;
•	the rate and degree of market acceptance of our products;
•	the accuracy of our estimates regarding expenses, revenues and capital requirements;
•	regulatory developments in the United States and foreign countries;
•	the success of our sales and marketing capabilities;
•	the success of competing products that are or become available;
•	our use of the net proceeds from this offering;
•	our ability to obtain additional financing if needed;
•	our ability to obtain and maintain intellectual property protection for our proprietary assets; and
•	the loss of key technology or management personnel.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other similar terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and that could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus contains estimates and other statistical data that we obtained or derived from, or that we estimated in good faith based partly on, industry publications, surveys, forecasts and reports, governmental publications, reports by market research firms or other independent sources. Industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications are reliable and the conclusions contained in the publications and reports are reasonable.

Use of proceeds

We estimate that the net proceeds to us from the sale of                 shares of common stock in this offering will be approximately $        million based upon an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to provide access to the public capital markets and to increase our liquidity.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for our net proceeds from this offering. However, we expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. We have no present understandings, commitments or agreements to enter into any such acquisitions or make any such investments. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research and development efforts, our operating costs and capital expenditures and the other factors described under “Risk factors” in this prospectus. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above.

Pending these uses, we intend to invest the net proceeds in high quality, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold them as cash.

Dividend policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to finance the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of all of our outstanding shares of preferred stock into an aggregate of 20,956,426 shares of common stock immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to (1) our sale in this offering of             shares of common stock at an assumed initial public offering price of $         per share (the mid-point of the range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (2) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.

You should read the following table together with “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and the financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2013
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$13,284

Indebtedness:

Short-term debt, including current portion of long-term debt and capital lease obligations	$313

Long-term debt and capital lease obligations, net of current portion	410

Total Indebtedness	723

Redeemable convertible preferred stock:

Series A preferred stock, $0.001 par value per share; 11,200,158 shares authorized, 11,200,158 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	46,056

Series B preferred stock, $0.001 par value per share 5,438,478 shares authorized, 5,438,478 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	21,500

Series C preferred stock, $0.001 par value per share 4,317,790 shares authorized, 4,317,790 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	24,051

Total redeemable convertible preferred stock	91,607

	As of December 31, 2013
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted

Stockholders’ deficit:

Common stock, $0.001 par value per share; 32,867,000 shares authorized, 5,382,423 shares issued and outstanding, actual; shares authorized, issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	5

Additional paid-in capital	—

Accumulated other comprehensive loss	(145)

Accumulated deficit	(89,467)

Total stockholders’ deficit	(89,607)

Total capitalization	$2,723

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the mid-point of the price range shown on the cover page of this prospectus) would increase (decrease) the amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization, on a pro forma as adjusted basis, by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization, on a pro forma as adjusted basis, by $         million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The actual, pro forma and pro forma as adjusted information set forth in the table excludes (1) 5,597,671 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 having a weighted-average exercise price of $1.92 per share, (2) 180,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2013 having an exercise price of $0.73 per share, and (3)             shares of common stock reserved for future issuance under our stock option plans as of the completion of this offering.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

The net tangible book value of our common stock as of December 31, 2013 was equity of $         million, or $         per share. Net tangible book value per share represents our total tangible assets less our total tangible liabilities, divided by the number of shares of common stock before giving effect to the conversion of all of our outstanding shares of preferred stock into shares of common stock upon the completion of this offering. The pro forma net tangible book value of our common stock as of December 31, 2013 was equity of $         million, or a deficit of approximately $         per share. Pro forma net tangible book value gives effect to the conversion of all of our outstanding shares of preferred stock into shares of common stock upon the completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to (1) the automatic conversion of all of our outstanding shares of preferred stock into shares of common stock immediately prior to the completion of this offering and (2) our sale of shares in this offering at an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $         per share. This represents an immediate increase in net tangible book value of $         per share to existing stockholders and an immediate dilution in net tangible book value of $         per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2013	$
Increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after giving effect to the offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma as adjusted net tangible book value, by $         per share and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $         per share and the dilution to new investors by $         per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their option in full, the pro forma as adjusted net tangible book value would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, on a pro forma basis, as of December 31, 2013, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors at an assumed initial public offering price of

$         per share (the mid-point of the price range set forth on the cover page of this prospectus) before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares purchased		Total consideration		Avg price / share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%	$

The above discussion and tables are based on 26,501,499 shares of common stock issued and outstanding as of December 31, 2013, including the conversion of all of our outstanding shares of preferred stock into an aggregate of 20,956,426 shares of common stock immediately prior to the completion of this offering, and excludes:

•	5,597,671 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 having a weighted-average exercise price of $1.92 per share;

•	180,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2013 having an exercise price of $0.73 per share; and

•	shares of common stock reserved for future issuance under our stock option plans as of the completion of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by new investors by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by $         million, assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital in the future due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Selected consolidated financial data

You should read the selected consolidated financial data below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents selected consolidated financial data. We derived the statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2009 and 2010 and the balance sheet data as of December 31, 2009, 2010 and 2011 from our audited financial statements that do not appear in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

We derived the pro forma share and per share data for the year ended December 31, 2013 from the unaudited pro forma net income (loss) per share information in Note 16 to our consolidated financial statements included elsewhere in this prospectus. The pro forma share and per share data give effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock.

	Year ended December 31,
(in thousands, except per share amounts)	2009	2010	2011	2012	2013

Consolidated statements of operations data:
Revenue
Product	$10,889	$13,453	$22,958	$29,992	$39,124
Maintenance and services	11,066	14,289	18,462	24,032	31,987

Total revenue	21,955	27,742	41,420	54,024	71,111

Cost of revenue
Product	2,342	2,407	4,381	6,855	7,849
Service	2,675	3,203	4,443	6,563	11,020

Total cost of revenue	5,017	5,610	8,824	13,418	18,869

Gross profit	16,938	22,132	32,596	40,606	52,242

Operating expenses
Research and development	5,588	5,709	7,890	12,322	19,609
Sales and marketing	11,812	13,197	17,728	22,473	30,538
General and administrative	3,360	3,582	4,195	4,564	7,619

Total operating expenses	20,760	22,488	29,813	$39,359	57,766

Income (loss) from operations	(3,822)	(356)	2,783	1,247	(5,524)

Other income (expense)
Interest and other income (expense), net	(31)	(103)	68	(90)	109

	Year ended December 31,
(in thousands, except per share amounts)	2009	2010	2011	2012	2013

Income (loss) before income taxes	(3,853)	(459)	2,851	1,157	(5,415)
Income taxes	121	87	129	109	108

Net income (loss)	(3,974)	(546)	2,722	1,048	(5,523)
Accretion of redeemable convertible preferred stock	(4,985)	(4,985)	(4,973)	(4,957)	(4,952)

Net loss attributable to common stockholders	$(8,959)	$(5,531)	$(2,251)	$(3,909)	$(10,475)

Net loss per share attributable to common stockholders
Basic and diluted	$(3.17)	$(1.87)	$(0.69)	$(0.91)	$(2.08)

Weighted average common shares used in computing net loss per share attributable to common stockholders
Basic and diluted	2,808	2,933	3,283	4,302	5,039
Pro forma net loss per share
Basic and diluted
Pro forma weighted average shares used to compute net loss per common share
Basic
Diluted
Adjusted EBITDA(1)	$(3,039)	$544	$4,199	$2,348	$(3,364)

(1)	Please see “Adjusted EBITDA” below for more information and for a reconciliation of net income (loss) to Adjusted EBITDA.

	Year ended December 31,
(in thousands)	2009	2010	2011	2012	2013

Consolidated balance sheet data:
Cash and cash equivalents	$6,463	$7,017	$12,678	$15,410	$13,284
Total assets	15,344	19,496	30,193	43,824	46,470
Deferred revenue	9,697	12,261	16,041	21,756	28,574
Redeemable preferred stock	71,740	76,725	81,698	86,655	91,607
Total stockholders’ deficit	$(69,772)	$(74,875)	$(77,431)	$(80,310)	$(89,607)

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus Adjusted EBITDA, a non-GAAP financial measure. We present Adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. Our management uses Adjusted EBITDA:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis; and

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In particular:

•	Adjusted EBITDA does not reflect the amounts we paid in taxes or other components of our tax provision;

•	Adjusted EBITDA does not include depreciation expense from fixed assets or amortization expense from acquired intangible assets;

•

Adjusted EBITDA does not reflect other (expense) income which include interest income we earn on cash and cash equivalents; interest expense, or the cash requirements necessary to service interest or principal payments, on our debt and capital leases; and the gains or losses on foreign currency transactions;

•	Adjusted EBITDA does not include the impact of stock-based compensation;

•

Adjusted EBITDA does not include the change in value of our continent liability related to the acquisition of assets from Validus Medical Systems, as described in the Notes to Consolidated Financial Statements; and

•

others may calculate Adjusted EBITDA differently than we do and these calculations may not be comparable to our Adjusted EBITDA metric. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income (loss) and our financial results presented in accordance with GAAP.

The table below presents a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods indicated:

	Year ended December 31,
(in thousands)	2009	2010	2011	2012	2013

Net income (loss)	$(3,974)	$(546)	$2,722	$1,048	$(5,523)
Income tax expense	121	87	129	109	108
Depreciation and amortization	480	575	842	1,082	2,397
Other (expense) income, net	31	103	(68)	90	(109)
Stock based compensation	303	325	347	450	640
Change in value of contingent liability	—	—	227	(431)	(877)
Adjusted EBITDA	$(3,039)	$544	$4,199	$2,348	$(3,364)

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading provider of authentication and access management technology solutions for the healthcare industry. Our flagship solution, Imprivata OneSign, is an integrated enterprise single sign-on, authentication and access management and workflow automation platform that addresses multiple security and productivity challenges faced by hospitals and other healthcare organizations. By enabling fast, secure access to healthcare information technology systems, we believe our solutions save clinicians significant time to focus on patient care, increase their productivity and satisfaction, and help healthcare organizations comply with complex privacy and security regulations. Imprivata OneSign can be installed on every workstation and other application access point throughout a healthcare organization and once deployed becomes a critical part of the customer’s security and access infrastructure. As a result, we believe that Imprivata OneSign is one of the most widely-used technology solutions by our customers’ physicians, nurses and other clinicians.

As of December 31, 2013, our Imprivata OneSign solution had over 2.6 million licensed users in over 900 healthcare organizations in 18 countries, including large integrated healthcare systems, academic medical centers and small- and medium-sized independent healthcare facilities. Many other industries face security and productivity challenges similar to those in healthcare. Although healthcare is our primary focus, as of December 31, 2013 Imprivata OneSign had over 740,000 licensed users in over 400 non-healthcare organizations, including financial services, public sector and other industries.

We sell our solutions through our direct sales force and sales partners in the United States and internationally. We derive substantially all of our revenue from sales of our Imprivata OneSign solution, which is sold primarily on a perpetual license basis. For the years ended December 31, 2011, 2012 and 2013, we generated 35%, 41% and 41%, respectively, of our revenue through our direct sales force, with the remaining revenue generated through our sales partner relationships. In the years ended December 31, 2011, 2012 and 2013, no single end customer exceeded 4% of our total revenue.

Our revenue growth is derived from both sales to new customers as well as add-on sales to our existing customer base. Consistent with our healthcare focused strategy, in 2013, healthcare customers accounted for the growth in sales to new customers. Many of our customers continue to add licensed users and purchase additional products and services from us after the initial sale. Consistent with our strategy, over 90% of our growth in add-on sales comes from healthcare customers. Non-healthcare customers also continue to purchase our solutions, and while add-on sales to non-healthcare customers have continued to increase, new sales to non-healthcare customers have been decreasing. For example, these add-on sales from existing healthcare and non-healthcare customers accounted for over half of our product revenues in the years ended December 31, 2012 and 2013. In each of the years ended December 31, 2012 and 2013, we retained greater than 90% of the aggregate dollar value of maintenance contracts up for renewal.

In 2011, 2012 and 2013, we derived 25%, 33% and 38%, respectively, of our revenue from the sales to existing customers. For the same years, revenue from new customers accounted for 42%, 35% and 30%, respectively. The remaining revenue in each of those years was derived from software maintenance renewals and professional services. Maintenance renewals accounted for 25%, 23% and 24%, respectively while professional services accounted for 8%, 9% and 8%, respectively. Management uses these sources of revenue as performance indicators to assess our business.

As a result of the widespread adoption of healthcare information technology systems and increasing privacy and security regulations, demand for our solutions has grown, which has driven growth in our revenue. Our revenue for the years ended December 31, 2012 and 2013 was $54.0 million and $71.1 million. Our net income for the year ended December 31, 2012 was $1.0 million and we had a net loss of $5.5 million for the year ended December 31, 2013. As of December 31, 2013, we had an accumulated deficit of $89.5 million. Our Adjusted EBITDA for the year ended December 31, 2012 was $2.3 million and a loss of $3.4 million for the year ended December 31, 2013. The loss in Adjusted EBITDA in the year ended December 31, 2013 is the result of our decision to make investments in our business to support our anticipated future growth.

We have focused on growing our business to pursue the significant market opportunity we see for our products and services, and we plan to continue to invest in building for growth. As a result, we expect to incur significant operating costs relating to our research and development initiatives for our new and existing solutions and products, and for our expansion of our sales and marketing operations as we add additional sales personnel, increase our marketing efforts and expand into new geographical markets. We also expect to increase our general and administrative expenses as a result of becoming a public company.

Acquisitions

During the last four years, we completed two small acquisitions, one acquiring certain assets of Validus Medical Systems, or Validus, and the other acquiring certain assets of Viion Systems, Inc. The total consideration for these two transactions was $650,000 in cash, plus future earnouts. The Validus earnout was classified as a contingent liability and there have been no payments made with respect to it. These acquisitions have not contributed significantly to our revenue in any year. The assets acquired enhanced our solutions by contributing technology to our Imprivata Cortext solution and the Secure Walk-Away product in our Imprivata OneSign solution.

Adjusted EBITDA

EBITDA consists of net income (loss) plus depreciation and amortization, other interest income (expense) and income tax expense. Adjusted EBITDA consists of EBITDA plus our non-cash, stock-based compensation expense and other income (expense), and the change in value of our contingent liability related to the acquisition of assets from Validus. We use Adjusted EBITDA as a measure of operating performance because it assists us in comparing performance on a consistent basis across reporting periods. We believe this metric is commonly used by the financial community, and we present it to enhance investors’ understanding of our operating performance and cash flows. We believe Adjusted EBITDA is useful to an investor in evaluating our operating performance because it can be used to measure a company’s operating performance without regard to items such as stock based compensation and depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of performance exclusive of our capital structure and the method by which assets were acquired. You should not consider Adjusted EBITDA as an alternative to net income (loss), determined in accordance with generally accepted accounting principles in the United States, or GAAP, as an indicator of ongoing performance, or as an alternative to cash provided by operating activities, determined in accordance with GAAP, as an indicator of our cash flow.

The following table provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year ended December 31,
(in thousands)	2011	2012	2013

Net income (loss)	$2,722	$1,048	$(5,523)
Income tax expense	129	109	108
Depreciation and amortization	842	1,082	2,397
Other (expense) income, net	(68)	90	(109)
Stock based compensation	347	450	640
Change in value of contingent liability	227	(431)	(877)
Adjusted EBITDA	$4,199	$2,348	$(3,364)

Basis of presentation

Revenue

Product revenue is generally recognized upon shipment of the software license key or hardware. See “Critical accounting policies and estimates—Revenue recognition and deferred revenue” for more information. Software maintenance revenue is recognized ratably over the maintenance period. Revenue from our professional service arrangements is recognized as the services are performed. Training revenue is recognized when the training is completed.

Product revenue

We derive our product revenue from the sales of both software and hardware. We derive substantially all of our software revenue from the sale of perpetual licenses for our Imprivata OneSign solution. Our license sales are generally priced on a per user basis, but are sometimes licensed on an enterprise-wide basis with an unlimited number of users. From time to time, we also derive software revenue from licenses sold on a term license basis. The software is delivered pre-loaded on a hardware server or as a software only solution that provides the same functionality as the software delivered on the pre-loaded server. Hardware sales also include the sale of devices such as proximity card and fingerprint readers.

Maintenance and services revenue

Maintenance and services revenue is generated from maintenance and technical support associated with our software as well as professional services, which include implementation and training. Maintenance is typically invoiced annually in advance, recorded as deferred revenue and recognized ratably over the maintenance period. Professional services revenue consists primarily of fees associated with the implementation of our software and training services, and was less than 10% of our overall revenue for the years 2011, 2012, and 2013. Our professional service arrangements are generally billed on a time and materials basis and revenue is recognized as the services are performed. Training is generally billed as a fixed fee and revenue is recognized when the training is completed.

Backlog

Our backlog consists of the total future value of our committed customer purchases, whether billed or unbilled. Backlog includes products, software maintenance and professional services which we have billed or been paid for in advance, and are included in deferred revenue on our balance sheet, as well as committed customer purchases where we have not invoiced or fulfilled the order as of the last day of the applicable period and which are not reflected on our balance sheet. We generally complete the unfulfilled committed customer product purchases by shipment in the next fiscal quarter and recognize revenue upon such shipment. We recognize any maintenance and services revenue related to unfulfilled committed customer purchases in subsequent periods in accordance with our revenue recognition policies. As of December 31, 2013, we had backlog of $30.9 million compared to backlog of $22.8 million as of December 31, 2012. Of the $30.9 million in backlog as of December 31, 2013, approximately $25.3 to $27.3 million which includes $18.5 million of maintenance that is expected to be recognized as revenue during the year ended December 31, 2014. Additionally, $3.4 million of maintenance revenue is expected to be recognized over the five year period subsequent to the year ended December 31, 2014. Revenue in any period is a function of new purchases during the period, the timing of fulfillment of customer orders, maintenance renewals and revenue recognized from backlog. Therefore, backlog viewed in isolation may not be indicative of future performance. Our presentation of backlog may differ from that of other companies in our industry.

Cost of revenue

Cost of revenue is comprised of the following:

Cost of product

Cost of product consists primarily of costs of physical appliances and proximity card and fingerprint readers. Additional product costs include third party software license costs, duties and freight and amortization expense related to acquired intangible assets.

Cost of maintenance and services

Cost of maintenance and services consists primarily of costs related to our support and professional services personnel, including employee wages and benefits, bonuses, stock compensation and travel expense. These costs also include depreciation and overhead related to facilities and information technology used to provide these services.

Operating expenses

Research and development

Research and development expenses consist of costs for our research and development personnel, including salaries, benefits, bonuses and stock-based compensation, the cost of certain third-party contractors, including off-shore development, travel expense and allocated overhead. Research and development costs are expensed as they are incurred. We intend to continue to develop additional products and functionality for our existing solutions as well as develop new solutions for the healthcare market and expect research and development costs to continue to increase in absolute dollars, although they may fluctuate as a percentage of revenue.

Sales and marketing

Sales and marketing expenses consist of costs for our sales and marketing personnel, including salaries, benefits, bonuses, stock-based compensation and sales commissions, costs of marketing and promotional events, corporate communications, online marketing, product marketing and management and other brand-building activities, travel expense and allocated overhead. Sales commissions are generally earned and recorded as expense when the customer order has been received, which may precede recognition of the associated revenue. We expect sales and marketing expenses to increase in absolute dollars as we expand our business both domestically and internationally, although they may fluctuate as a percentage of revenue.

General and administrative

General and administrative expenses consist primarily of costs for administrative, finance, IT, legal and human resource personnel, including salaries, benefits, bonuses and stock-based compensation, professional fees, insurance premiums, other corporate expenses and allocated overhead. General and administrative expenses also include the re-valuing of our contingent liability associated with any earnout we may be required to pay in connection with the Validus acquisition. We measure the liability at each balance sheet date based on revenue earned to date from the acquired Validus product (now our Imprivata Cortext solution) and our projections of revenues from sales of Imprivata Cortext. We expect our general and administrative expenses to continue to increase in absolute dollars as we transition to being a public company, although they may fluctuate as a percentage of revenue. We expect additional general and administrative expenses to include increased personnel costs, insurance costs, costs required to comply with the regulatory requirements of the Securities and Exchange Commission as well as costs associated with enhancing our internal controls and accounting systems.

Other income (expense)

Other income (expense) primarily consists of foreign exchange gains (losses), interest income and interest expense. Foreign exchange gains (losses) relate to transactions denominated in currencies other than the functional currency. Interest income represents interest received on our cash and cash equivalents. Interest expense is associated with our capital leases and term loans.

Income tax expense

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our activities outside of the United States are subject to local country income tax and may be subject to U.S. income tax. To date we have incurred cumulative net losses and maintain a full valuation allowance on our net deferred tax assets. Therefore, we have not recorded any U.S. federal tax provisions and our effective tax rate differs from statutory rates. Our tax expense to date primarily relates to foreign income taxes, mainly from our international operations, and to a lesser extent state income tax provisions.

Results of operations

The following table sets forth our consolidated statements of operations data for each of the periods presented.

	Year ended December 31,
(in thousands, except per share amounts)	2011	2012	2013

Revenue
Product	$22,958	$29,992	$39,124
Maintenance and services	18,462	24,032	31,987

Total revenue	41,420	54,024	71,111

Cost of revenue
Product	4,381	6,855	7,849
Maintenance and services	4,443	6,563	11,020

Total cost of revenue	8,824	13,418	18,869

Gross profit	32,596	40,606	52,242
Operating expenses
Research and development	7,890	12,322	19,609
Sales and marketing	17,728	22,473	30,538
General and administrative	4,195	4,564	7,619

Total operating expenses	29,813	39,359	57,766

Income (loss) from operations	2,783	1,247	(5,524)
Other income (expense)
Interest and other income (expense), net	68	(90)	109

Income (loss) before income taxes	2,851	1,157	(5,415)
Income taxes	129	109	108

Net income (loss)	$2,722	$1,048	$(5,523)

Comparison of years ended December 31, 2012 and 2013

Revenue

	Year ended December 31,
	2012		2013		Change
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	%

Product revenue	$29,992	55.5%	$39,124	55.0%	$9,132	30.4%
Maintenance and service revenue	24,032	44.5	31,987	45.0%	7,955	33.1%

Total revenue	$54,024	100.0%	$71,111	100.0%	$17,087	31.6%

Product Revenue.    Product revenue increased by $9.1 million, or 30%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase was driven primarily by an increase of $6.5 million in sales of additional products into our existing customer base, $6.0 million of which were related to healthcare customers. Sales to new customers increased by $2.2 million. Sales to new healthcare customers increased by $2.7 million from the year ended 2012 to the year ended 2013, which was offset by a $500,000 decrease in new sales to non-healthcare customers due to our focus on the healthcare industry.

Maintenance and services revenue.    Maintenance and services revenue increased by $8.0 million, or 33%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase was driven by increased maintenance revenue of $6.8 million resulting from our larger installed base of users. In addition, professional services increased by $1.2 million due to increased sales of our products, which resulted in new professional services related to implementations and training. In both years revenue from professional services was less than 10% of total revenue.

Cost of revenue

	Year ended December 31,		Change
(dollars in thousands)	2012	2013	Amount	%

Cost of revenue
Product	$6,855	$7,849	$994	14.5%
Maintenance and service	6,563	11,020	4,457	67.9%

Total cost of revenue	$13,418	$18,869	$5,451	40.6%

Gross Margin
Product	77.1%	79.9%
Maintenance and service	72.7%	65.5%

Total Gross Margin	75.2%	73.5%

Cost of product revenue.     Cost of product revenue increased by $994,000, or 15%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase was primarily attributable to the increase in product sales related to proximity card and fingerprint devices. Product gross margin increased due to favorable changes in the mix between higher-margin software and device sales. Device sales have lower margins than software sales and decreased as a percentage of total product revenue during the year ended 2013 as compared to the year ended 2012 which resulted in the increase in product gross margin. Device revenues as a percentage of total product revenues can fluctuate and, as a result, we expect product gross margins to vary depending on the mix of device revenues to total product revenues.

Cost of maintenance and services revenue.     Cost of maintenance and services revenue increased by $4.5 million, or 68%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase was primarily attributable to $2.4 million in payroll-related costs as a result of increased investment in our support and service personnel, approximately 30% of which was in Europe, in anticipation of increased revenue growth in the region. In addition, the increase in employees hired also caused an increase in rent and information technology costs of $962,000, travel-related costs of $485,000 and third-party recruiting fees of $159,000. In addition we incurred an increase of $313,000 for consulting services. The decrease in gross margin from the year ended December 31, 2012 to the year ended December 31, 2013 related to maintenance and services was due to our investments in support and service personnel to support our anticipated future growth.

Operating expenses

The following table sets forth our operating expenses.

	Year Ended December 31,
	2012		2013		Change
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	%

Operating expenses:
Research and development	$12,322	22.8%	$19,609	27.6%	$7,287	59.1%
Sales and marketing	22,473	41.6%	30,538	42.9%	8,065	35.9%
General and administrative	4,564	8.4%	7,619	10.7%	3,055	66.9%

Total operating expenses	$39,359	72.9%	$57,766	81.2%	$18,407	46.8%

Research and development

Research and development expenses increased by $7.3 million, or 59%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase was attributable to an increase in payroll-related costs of $4.1 million as a result of an increase in headcount of 34 employees to 89 employees, and to an increase in costs for outside contractors of $1.2 million as a result of increased use of third-party developers primarily located in the Ukraine. The increase in employees hired also caused increases of $612,000 in facilities and communications charges, $533,000 in information technology-related expenses, $311,000 in travel expense and $308,000 of additional third-party recruiting fees. All of these increases are the result of our continued investment in the development of our existing and new solutions and are expected to continue in the future.

Sales and marketing

Sales and marketing expenses increased by $8.1 million, or 36%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase was attributable to an increase in spending on sales related costs of $6.8 million and marketing and business development related costs of $1.3 million as we continued to invest in building our brand as well as our sales force. The increase in sales-related costs was due to an increase in payroll-related expenses, including commissions, amounting to $5.2 million as a result of an increase of 26 sales employees to 75 employees and increased commissions for existing employees, and an increase of $134,000 related to company sales events. The increase in employees hired also caused an increase in computer and information technology expenses of $703,000, travel expense of $444,000, facilities costs of $299,000 and additional third-party recruiting fees of $419,000. These increases were partially offset by a decrease in consulting expenses of $386,000. The marketing increases were due primarily to an increase of $248,000 in payroll related expenses and $285,000 of increases in spending related to demand generation, marketing events and branding along with an increase of $345,000 related to spending on consulting and outside services and an increase of $157,000 related to facilities.

General and administrative

General and administrative expenses increased by $3.1 million, or 67%, from the year ended December 31, 2012 to the year ended December 31, 2013. The increase was driven by $2.0 million in headcount and related expenses related to the addition of 20 employees to 40 employees. In addition, we incurred an increase of $741,000 for consulting services, $564,000 for increases in professional fees related to legal and accounting services, $237,000 related to increases in travel expense, a $269,000 increase in company events and a

$166,000 increase in office administration related expense. These increases were offset by a net decrease in our contingent consideration liability expense of $446,000 resulting from revised estimates related to our Validus acquisition.

Other income (expense)

Other income of $109,000 for the year ended December 31, 2013 increased by $199,000 as compared to an other expense of $90,000 for the year ended December 31, 2012 due to changes in foreign currency exchange rates.

Income tax expense

Income tax expense decreased $1,000 from $109,000 during the year ended December 31, 2012 to $108,000 during the year ended December 31, 2013. The decrease was attributable to a decrease in foreign income tax expense of $28,000 offset by an increase in state income tax of $27,000.

Comparison of years ended December 31, 2011 and 2012

Revenue

	Year ended December 31,
	2011		2012		Change
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	%

Product revenue	$22,958	55.4%	$29,992	55.5%	$7,034	30.6%
Maintenance and services revenue	18,462	44.6%	24,032	44.5%	5,570	30.2%

Total revenue	$41,420	100.0%	$54,024	100.0%	$12,604	30.4%

Product revenue.    Product revenue increased $7.0 million, or 31%, from the year ended December 31, 2011 to the year ended December 31, 2012. The growth was driven by an increase of $6.9 million in sales of additional products into our existing customer base, $6.5 million of which were related to healthcare customers. Sales to new customers increased by $57,000 to $14.4 million. Sales to new healthcare customers increased by $820,000 from 2011 to 2012, which was offset by a decrease of $760,000 in sales to new non-healthcare customers due to our focus on the healthcare industry. In the years ended December 31, 2011 and 2012, 32% and 47% of our total product revenues were derived from healthcare customers purchasing additional products from us after the initial sale.

Maintenance and services revenue.    Maintenance and services revenue increased $5.6 million, or 30%, from the year ended December 31, 2011 to December 31, 2012. The increase was driven by increased maintenance revenue of $4.2 million resulting from our larger installed base of users. In addition, professional services and training increased by $1.1 million due to the increased demand for our products which resulted in additional professional services related to implementations and additional training.

Cost of revenue

	Year ended December 31,		Change
(dollars in thousands)	2011	2012	Amount	%

Cost of revenue
Product	$4,381	$6,855	$2,474	56.5%
Maintenance and services	4,443	6,563	2,120	47.7%

Total cost of revenue	$8,824	$13,418	$4,594	52.1%

Gross Margin
Product	80.9%	77.1%
Maintenance and services	75.9%	72.7%

Total gross margin	78.7%	75.2%

Cost of product revenue.    Cost of product revenue increased $2.5 million, or 57%, from the year ended December 31, 2011 to the year ended December 31, 2012. The increase was primarily attributable to an increase in the sales of our proximity card and fingerprint readers. Device sales have lower margins than software sales and increased as a percentage of total revenue, which resulted in the decline in gross margin from the year ended December 31, 2011 to the year ended December 31, 2012. Device revenues as a percentage of total product revenues can fluctuate and, as a result, we expect product gross margins to vary depending on the mix of device revenues to total product revenues.

Cost of maintenance and services revenue.    Cost of maintenance and services revenue increased by $2.1 million, or 48%, from the year ended December 31, 2011 to the year ended December 31, 2012. The increase was primarily attributable to $1.4 million in payroll-related expenses as a result of the addition of 16 employees to 45 employees. In addition, the increase in employees hired also caused increases in travel-related costs of $321,000, rent and utilities of $139,000 and third-party recruiting fees of $112,000. The decrease in gross margin from the year ended December 31, 2011 to the year ended December 31, 2012 related to investments in support and service personnel to support our growth.

Operating expenses

The following table sets forth our operating expenses.

	Year ended December 31,
	2011		2012		Change
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Amount	%

Operating expenses:
Research and development	$7,890	19.0%	$12,322	22.8%	$4,432	56.2%
Sales and marketing	17,728	42.8%	22,473	41.6%	4,745	26.8%
General and administrative	4,195	10.1%	4,564	8.4%	369	8.8%

Total operating expense	$29,813	72.0%	$39,359	72.9%	$9,546	32.0%

Research and development

Research and development expenses increased $4.4 million, or 56%, from the year ended December 31, 2011 to the year ended December 31, 2012. The increase was attributable to an increase of $2.6 million in payroll-

related expenses as a result of an increase in headcount of 18 employees to 55 employees, and to an increase in costs for outside consulting services of $742,000 as a result of increased use of third-party developers primarily located in Ukraine. The increase in employees hired also caused increases of $666,000 in facility, communications and information technology costs, $231,000 in third-party recruiting fees and $123,000 in travel-related costs.

Sales and marketing

Sales and marketing expenses increased $4.7 million, or 27%, from the year ended December 31, 2011 to the year ended December 31, 2012. The increase was attributable to an increase in spending on marketing and business development-related costs of $3.6 million and $1.1 million in sales-related costs as we continued to invest in building our sales force as well as our brand. The marketing increases were due mostly to an increase of $2.2 million related to investments in website design and branding as well as increases in spending related to demand generation and marketing events. Salaries and related expense, travel expense and outside services increased by $1.2 million for both marketing and business development. The increase of $1.1 million in sales expenses was the result of a net increase of $241,000 in sales compensation and related expenses, as well as increases of $238,000 related to travel and $357,000 related to customer relationship management software and support. In the year ended December 31, 2012, we added 15 sales employees for a total of 49 sales employees.

General and administrative

General and administrative expenses increased $369,000, or 9%, from the year ended December 31, 2011 to the year ended December 31, 2012. The increase was primarily attributable to increases of $295,000 in payroll- related expenses as a result of the addition of 6 employees to 20 employees. The remaining increase related to additional consulting services of $271,000 primarily related to human resources, office and telecom related expenses of $240,000 and additional reserves for potential bad debt expense of $171,000. These increases were offset by a net decrease in our contingent consideration liability expense of $658,000. The increase in human resources consulting was the result of increased spending for recruiting and human resources outsourcing.

Other income (expense)

Other income of $68,000 for the year ended December 31, 2011 decreased by $158,000 as compared to an other expense of $90,000 for the year ended December 31, 2012 due to changes in foreign currency exchange rates.

Income tax expense

Income tax expense decreased $20,000 from $129,000 during the year ended December 31, 2011 to $109,000 during the year ended December 31, 2012. The decrease was attributable to decreases in state income tax of $40,000 offset by an increase in foreign income tax of $20,000.

Quarterly results of operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for the four quarters in the period ended December 31, 2012 and 2013. The financial information presented for the interim periods has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results to be expected for any future period.

	Quarter ended
(in thousands)	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013

Revenue
Product	$4,994	$6,691	$7,726	$10,581	$7,348	$9,558	$10,017	$12,201
Maintenance and services	5,488	6,064	6,065	6,415	6,907	7,757	7,890	9,433

Total revenue	10,482	12,755	13,791	16,996	14,255	17,315	17,907	21,634

Cost of revenue
Product	1,115	1,829	1,478	2,433	1,577	1,593	1,753	2,926
Service	1,362	1,625	1,567	2,009	2,238	2,508	2,779	3,495

Total cost of revenue	2,477	3,454	3,045	4,442	3,815	4,101	4,532	6,421

Gross profit	8,005	9,301	10,746	12,554	10,440	13,214	13,375	15,213

Operating expenses
Research and development	2,618	2,821	3,187	3,696	4,001	4,452	4,923	6,233
Sales and marketing	5,035	4,746	5,144	7,548	6,258	7,201	7,368	9,711
General and administrative	1,192	1,237	1,322	813	1,773	1,596	1,767	2,483

Total operating expenses	8,845	8,804	9,653	12,057	12,032	13,249	14,058	18,427

Income (loss) from operations	(840)	497	1,093	497	(1,592)	(35)	(683)	(3,214)
Other income (expense)	(66)	32	(73)	17	59	(5)	66	(11)
Income (loss) before income taxes	(906)	529	1,020	514	(1,533)	(40)	(617)	(3,225)
Income taxes	22	27	24	36	(3)	44	33	34

Net income (loss)	$(928)	$502	$996	$478	$(1,530)	$(84)	$(650)	$(3,259)

Our quarterly revenue increased year-over-year for all periods presented due to increased product revenue and increased maintenance and service revenue from sales to new customers as well as to existing customers. Comparisons of our quarterly revenues to the corresponding periods in the prior year are more meaningful than comparisons of our quarterly sequential results due to seasonality in the sale of our products and maintenance and services. Our fourth quarter has historically been our strongest quarter for sales as a result of our customers’ buying patterns. We believe that these seasonal trends will continue to affect our quarterly results.

Total gross profit increased year-over-year for all periods presented. Total gross margin has remained relatively consistent over all periods presented, and any fluctuation is primarily due to shifts in the mix of sales between products and maintenance and services, as well as the types and volumes of products sold and investments in support and service personnel to support future growth. Device revenues as a percentage of total product revenues can fluctuate and, as a result, we expect product gross margins to vary depending on the mix of device revenues to total product revenues.

Total operating expenses increased year-over-year for all periods primarily due to the addition of personnel in connection with the expansion of our business. Sales and marketing expense includes costs related to marketing events and the timing of these events can result in the fluctuation of marketing expense from quarter to quarter.

Liquidity and capital resources

	Year ended December 31,
(in thousands)	2011	2012	2013

Net cash provided by operating activities	$7,192	$6,082	$748
Net cash used in investing activities	(765)	(4,191)	(3,316)
Net cash provided by (used in) financing activities	(720)	624	579
Effect of foreign exchange rate changes on cash and equivalents	(73)	217	(137)
Net increase (decrease) in cash and equivalents	$5,634	$2,732	$(2,126)

We have financed our operations through 2008 primarily through private placements of preferred stock. Since 2008, we have funded our operations primarily with cash from operating activities, which was driven mainly by our revenue growth. As of December 31, 2013, we had $13.3 million of cash and cash equivalents. We believe our cash and cash equivalents, $10.0 million revolving credit agreement and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Net cash provided by (used in) operating activities.    Cash provided by operating activities consists of significant components of the statement of operations adjusted for changes in various working capital items including accounts receivable, prepaid expenses, accounts payable and deferred revenue. Cash provided by operating activities is influenced by the investment we make in personnel and infrastructure costs necessary to support the anticipated growth of the business, the increase in the sales of software licenses and renewal of software maintenance contracts as well as the timing of customer payments.

Our cash provided by operating activities during the year ended December 31, 2013 was primarily due to our net loss of $5.5 million adjusted for $2.3 million of non-cash expenses that included $2.4 million of depreciation and amortization, $640,000 in stock-based compensation, $80,000 loss on disposal of fixed assets, and an increase on our provision for doubtful accounts of $61,000, which was offset by $877,000 in change to the value of the contingent purchase price liability. Net increases in working capital amounted to $4.2 million attributable primarily to an increase of $6.8 million of deferred revenue and a $1.9 million increase in accounts payable and accrued expenses offset by, a $1.1 million increase in prepaid expenses and other current assets, a $3.2 million increase in accounts receivable and a $353,000 decrease in deferred rent.

Our cash provided by operating activities during the year ended December 31, 2012 was due to our net income of $1.0 million adjusted for $1.2 million of non-cash expenses that included $1.1 million of depreciation and amortization, $450,000 in stock-based compensation, and an increase on our provision for doubtful accounts of $84,000, which was offset by $431,000 in change to the value of the contingent purchase price liability. Net increases in working capital amounted to $3.8 million attributable primarily to an increase of $5.7 million of deferred revenue, a $2.7 million increase in accounts payable and accrued expenses as well as a $1.6 million increase in deferred rent, offset by an increase of $5.5 million in account receivable and $706,000 in prepaid expenses and other assets.

Our cash used in operating activities during the year ended December 31, 2011 was primarily due to our net income of $2.7 million adjusted for $1.3 million of non-cash expenses that included $842,000 of depreciation and amortization, $347,000 in stock-based compensation and an increase of $227,000 in value of the contingent purchase price liability, slightly offset by a decrease of $88,000 our provision for doubtful accounts. Net increases in working capital amounted to $3.1 million attributable to an increase of $3.8 million of deferred revenue, a $2.3 million increase in accounts payable and accrued expense as well as a $348,000 decrease in prepaid expenses. These increases were offset by an increase of $3.3 million in accounts receivable.

Net cash used in investing activities.    Our primary investing activities have consisted of capital expenditures to purchase computer equipment and furniture and fixtures as well as leasehold improvements to our company headquarters necessary to support the expansion our infrastructure and workforce. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

For the year ended December 31, 2013, cash used in investing activities consisted of purchases of $3.4 million of property and equipment and a decrease of $97,000 attributable to the release of the restriction on a cash account.

For the year ended December 31, 2012, cash used in investing activities consisted of purchases of $4.2 million of property and equipment, primarily related to our new corporate headquarters.

For the year ended December 31, 2011, cash used in investing activities consisted of purchases of $565,000 of property and equipment along with $200,000 in cash related to the Validus acquisition.

Net cash provided by (used in) financing activities.    Our primary financing activities have consisted of proceeds from the exercise of stock options as well as proceeds from and payments on equipment debt obligations entered into to finance equipment leases and purchased software costs.

Our cash provided by financing activities during the year ended December 31, 2013 was primarily due to $916,000 of proceeds related to the exercise of stock options which was offset by cash used to pay down $317,000 in debt and capital lease obligations.

Our cash provided by financing activities during 2012 was primarily due to $436,000 of proceeds related to the exercise of stock options and $326,000 resulting from the financing of purchases related to the acquisition of third party software licenses. The cash provided was offset by cash used to pay down $138,000 in debt and capital lease obligations.

Our cash used in financing activities during 2011 was primarily due to payments of $599,000 of withholding taxes associated with the net settlement of stock option exercises as well as cash used to pay down $219,000 in debt and capital lease obligations. The cash used was offset by $88,000 in cash proceeds related to the exercise of stock options.

Contractual obligations and commitments

Our principal commitments consist of obligations under leases for our office space, non-cancelable purchase obligations with our contract manufacturers and purchase obligations related to the purchase of computer equipment, furniture and fixtures and services. The following table summarizes these contractual obligations at December 31, 2013:

	Payment Due by Period
(in thousands)	Total	Less than 1 Year	1-2 Years	3-5 Years	More than 5 years

Operating lease obligations	$9,630	$1,970	$3,199	$4,461	$—
Non-cancelable purchase commitments	1,271	1,271	—	—	—
Capital leases and long-term debt	774	332	342	100	—

Total	$11,675	$3,573	$3,541	$4,561	$—

Off-balance sheet arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting policies and estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. We will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. See also Note 2 of our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies as well as a description of our other significant accounting policies.

Revenue recognition and deferred revenue

We derive our revenue primarily from the licensing of software, as well as devices, maintenance and services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is considered probable. Product revenue is recognized upon shipment, assuming all other revenue recognition criteria have been met. Services are considered delivered as the work is performed and maintenance is considered delivered ratably over the contractual maintenance term. We have a limited number of customers who purchase our software on a term basis and we recognize these sales ratably over the term.

Sales of our software that are sold through resellers are recognized as revenue based on the same criteria as direct sales and upon identification of the end user. For sales through resellers, the reseller assumes the risk of collection from the end user and we do not offer a right of return or price protection to any of our resellers.

When arrangements contain software and non-software elements, we allocate the arrangement consideration to the software and non-software elements. The fair value of the elements is determined utilizing vendor-

specific objective evidence of fair value, or VSOE, when available, third party evidence or the best estimate of selling price when VSOE of fair value is not determinable. We are currently unable to establish VSOE of fair value or third party evidence for our software elements as a group. Therefore the best estimate of selling price for the software elements is determined by considering various factors including but not limited to our standard software maintenance rates, the historical selling price of these deliverables in similar transactions, and our standard pricing practices along with geographies and customer class. After determining fair value for each deliverable, the arrangement consideration is allocated between the software elements, as a group, and the non-software elements using the relative selling price method. The non-software elements are then recognized upon delivery and when all other revenue recognition criteria are met.

For software arrangements that contain multiple deliverables where VSOE of fair value exists for all undelivered elements such as maintenance and services, we recognize revenue for the delivered elements using the residual method. VSOE of fair value is determined based upon the price charged when the same element is sold separately. VSOE of fair value of maintenance on user based licenses is based on the price customers are charged when they purchase maintenance separately from other products. Separate sales of maintenance occur when customers make the decision to renew their contracts in years subsequent to the initial maintenance term. We analyze our separate sales based on the “bell-shaped” curve method to ensure that the separate sales are sufficiently concentrated around a specific point and within a narrow enough range to enable a reasonable estimate of fair value. VSOE of fair value of maintenance on enterprise licenses is based on separately stated renewal rates in the arrangement that are substantive.

For software elements or elements containing multiple deliverables where VSOE of fair value does not exist for all undelivered elements, we defer revenue for the delivered and undelivered elements until VSOE of fair value is established for all of the undelivered element or all of the elements have been delivered, unless the only undelivered element is delivered over time (e.g., maintenance) where we would record revenue ratably over the delivery period. We recognize maintenance ratably over the term of the maintenance contract, generally 12 months. We recognize revenue allocated to professional service elements, such as installation and training, as the services are performed based on VSOE of fair value for each service performed.

Accounting for stock-based compensation

We record compensation expense for stock awards granted based on the awards estimated fair value. The measurement date for stock awards granted to employees is generally the date of grant. The measurement date for nonemployee awards is the date services are completed or the award is earned. Stock-based compensation is recognized on a straight-line basis over the requisite service period, which generally is the vesting period. The estimation of stock awards that will ultimately vest requires judgment and to the extent that actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period during which estimates are revised. Actual results and future changes in estimates may differ substantially from current estimates.

We utilize the Black-Scholes option-pricing model to estimate the fair value of stock options awarded to employees, which requires several key assumptions to be made. The weighted-average assumptions used to apply this model for each respective period were as follows:

	Year ended December 31,
	2011	2012	2013

Risk-free interest rate	1.65%	0.87%	1.49%
Expected life (years)	6.05	6.02	6.03
Expected dividend yield	–%	–%	–%
Expected volatility of underlying stock	44%	46%	52%

In determining the fair value of our stock-based awards, the risk-free interest rate for each award was based on the rate for United States Treasury zero-coupon bonds with maturities similar to the expected term of the award being valued. The expected life was based on a review of the period that our stock option awards are expected to be outstanding and is calculated using the simplified method, which represents the average of the contractual term of the options and the weighted-average vesting period of the options. We use the simplified method because we do not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term. The expected dividend yield is zero as we have not declared dividends and our expectation is not to pay dividends in the foreseeable future. We do not have relevant historical data to develop our volatility assumptions and as a result we use the volatility of several public peer companies to determine our expected volatility.

Significant factors, assumptions and methodologies used in determining fair value of common stock

Because our common stock was not publically traded prior to our initial public offering, our board of directors estimated the fair value of our common stock at the time of each grant. The board of directors based their estimate on both objective and subjective factors along with valuation analyses prepared by an independent third-party valuation firm. Factors considered by our board of directors included:

•	independent third-party valuations;
•	the nature and historical performance of our business;
•	our operating performance and financial condition;
•	general economic conditions and the specific outlook for our industry;
•	the lack of liquidity for our stock;
•	the expected timing and likelihood of achieving different liquidity events or remaining a private company.

We obtained independent third-party valuations of our common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The valuation approach selected for these valuations includes both the market approach and the income approach and we used the probability-weighted expected return method to allocate the equity value among the preferred and common classes of stock.

The market approach is a general way of determining a value indication of a business, business ownership interest, security, or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets that have been sold. Our market approach relied on comparisons to publicly traded stocks or to sales of similar companies. When choosing the comparable companies to be used for the market approach, we focused on companies which provide information technology security or healthcare information technology solutions. Our list of guideline public companies has changed over time due to factors such as acquisitions and initial public offerings. The income approach is a general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more methods that convert anticipated economic benefits into a present single amount. Our income approach utilized the discounted cash flow method.

After estimating our enterprise value, we allocated the equity between the preferred and common stock using the probability-weighted expected return method. Under the probability-weighted expected return method, the value of an enterprise’s common stock is estimated based upon an analysis of our future values assuming various possible future liquidity events, including the likelihood of an initial public offering and other scenarios, such as a sale of our company. Share value is based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

The following table summarizes all option grants from January 1, 2012 through the date of this prospectus:

	Number of options granted	Per share exercise price	Common stock fair value per share at grant date

Grant date
March 23, 2012	20,000	$2.10	$2.10
May 23, 2012	8,500	$2.10	$2.10
July 20, 2012	181,500	$2.10	$2.10
October 30, 2012	114,700	$2.10	$2.10
December 11, 2012	197,500	$2.10	$2.10
February 7, 2013	205,500	$3.09	$3.09
April 5, 2013	231,000	$3.09	$3.09
July 24, 2013	156,500	$3.92	$3.92
November 6, 2013	873,000	$5.32	$5.32
December 17, 2013	23,750	$6.05	$6.05
February 11, 2014	91,050	$7.43	$7.43

Significant factors contributing to changes in common stock fair value at the date of each grant beginning in fiscal year 2012 were as follows:

Grants made in 2012.    On March 23, 2012, our board of directors granted 20,000 options at an exercise price of $2.10 per share. The board reviewed and considered an independent valuation report for our common stock as of December 31, 2011 in estimating the fair value of the common stock on that date. We considered possible liquidity event scenarios and assigned a probably of 15% for an initial public offering at a future equity value of $145 million, 30% for a high-value sale or merger at a future equity value of $162 million, 40% for a mid-value sale or merger at a future equity value of $97 million and 15% for remaining a private company at a present equity value of $68 million. This valuation used a discount rate of 20% and included a marketability discount of 20%.

From May 23, 2012, through December 11, 2012, our board of directors made four grants totaling 502,200 options at an exercise price of $2.10 per share. The exercise price for these grants was based upon our board of directors’ determination of the fair value of our common stock on each grant date. As of each grant date, our performance was consistent with expectations and there had been no meaningful changes in our equity structure, future cash flow projections or liquidity event scenarios since the prior stock option grant on March 23, 2012 and as a result the board concluded that the estimated fair market value had not changed at each grant date.

Grants made in 2013.    On February 7, 2013, our board of directors granted 205,500 options at an exercise price of $3.09 per share. The fair value for this grant was estimated based on the board of directors’ review and consideration of an independent valuation report for our common stock as of December 31, 2012. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between December 31, 2012 and February 7, 2013. We considered possible liquidity event scenarios and assigned a probably of 20% for an initial public offering at a future equity value of $197 million, 20% for a high-value sale or merger at a future equity value of $174 million, 45% for a mid-value sale or merger at a future equity value of $132 million and 15% for remaining a private company at a present equity value of $98 million The change in fair value from the previous grant was due to several changes in the assumption used, including an increase in projected future revenue, a decrease from 20% to 18% for the discount rate used, as well as changes in the probabilities associated with future liquidity scenarios.

On April 5, 2013, our board of directors granted 231,000 options at an exercise price of $3.09 per share. The exercise price for this grant was based upon our board of directors’ determination of fair value on the grant date. It was determined that as of the grant date, our performance was consistent with expectations and there had been no meaningful changes in our equity structure, future cash flow projection or liquidity event scenarios since the February 7, 2013 stock option grant and as a result the board concluded that the estimated fair value had not changed.

On July 24, 2013, our board of directors granted 156,500 options at an exercise price of $3.92 per share. The fair value for this grant was estimated based on the board of directors’ review and consideration of an independent valuation report for our common stock as of May 31, 2013. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between May 31, 2013 and July 24, 2013. We considered possible liquidity event scenarios and assigned a probably of 35% for an initial public offering at a future equity value of $203 million, 25% for a high-value sale or merger at a future equity value of $194 million, 30% for a mid-value sale or merger at a future equity value of $143 million and 10% for remaining a private company at a present equity value of $129 million. The estimated value of our common stock increased due to an increase in projected revenue, a decrease from 18% to 17% for the discount rate, a decrease in marketability discount from 20% to 18% and changes in the probabilities associated with liquidity scenarios.

On November 6, 2013, our board of directors granted 873,000 options at an exercise price of $5.32 per share. The fair value for this grant was estimated based on the board of directors’ review and consideration of an independent valuation report for our common stock as of September 30, 2013, which was received on October 21, 2013. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between September 30, 2013 and November 6, 2013. We considered possible liquidity event scenarios and assigned a probability of 40% for an initial public offering at a future equity value of $219 million, 25% for a high-value sale or merger at a future equity value of $263 million, and 35% for a mid-value sale or merger at a future equity value of $174 million. We eliminated consideration of a remain-private scenario. The estimated value of our common stock increased due to an increase in projected revenue, a decrease from 17% to 15% for the discount rate, a decrease in marketability discount from 18% to 13% and changes in the probabilities associated with liquidity scenarios.

On December 17, 2013, our board of directors granted 23,750 options at an exercise price of $6.05 per share. The fair value for this grant was estimated based on the board of directors’ review and consideration of an independent valuation report for our common stock as of December 1, 2013, which was received on December 4, 2013. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between December 1, 2013 and December 17, 2013. We considered possible liquidity event scenarios and assigned a probability of 45% for a mid-value initial public offering at a future equity value of $213 million, 15% for a high value initial public offering at a future equity value of $329 million 10% for a high value sale or merger at a future equity value of $269 million, and 30% for a mid-value sale or merger at a future equity value of $180 million. The estimated value of our common stock increased due to an increase in projected revenue, a decrease in marketability discount from 13% to 9% and changes in the probabilities associated with liquidity scenarios.

On February 11, 2014, our board of directors granted 91,050 options at an exercise price of $7.43 per share. The fair value for this grant was estimated based on the board of directors’ review and consideration of an independent valuation report for our common stock as of January 31, 2014, which was received on February 7, 2014. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between January 31, 2014 and February 11, 2014. We considered possible liquidity event scenarios and assigned a probability of 55% for a mid-value initial public offering at a future equity value of $220 million, 30% for a high-value initial public offering at a future equity value of $361 million, 5% for a high-value sale or merger at a future equity value of $271 million, and 10% for a mid-value sale or merger at a future equity value of $181 million. The estimated value of our common stock increased due to an increase in projected revenue, a decrease in marketability discount from 9% to 6% and changes in the probabilities associated with liquidity scenarios.

Goodwill and intangible assets

We allocate the purchase price of any acquisitions to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill

Goodwill is tested for impairment at the reporting unit level at least annually or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Significant judgments required in assessing the impairment of goodwill include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value as to whether an impairment exists and, if so, the amount of that impairment.

A reporting unit can be either an operating segment or a component of an operating segment depending on the circumstances. The determination of an operating segment or component is based on the availability of discrete financial information and whether or not that information is reviewed and used by the chief operating decision maker or decision making group. Our chief operating decision maker is our Chief Executive Officer. Our chief operating decision maker reviews consolidated operating results to assess the performance of the entire Company and does not review results on a segment or component basis. Accordingly, we have determined that there is one reporting unit.

No impairment of goodwill was recorded in the years ended December 31, 2011, 2012 or 2013.

Intangible assets

In connection with an asset acquisition we made in 2011, we recorded intangible assets. We applied an income approach to determine the value of these intangible assets; the income approach measures the value of an asset based on the future cash flows it is expected to generate over its remaining life. The application of the income approach requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. In applying the income approach, we used the multi-period excess earnings method to value our in-process research and development intangible assets and the relief from royalty method to value our trade name intangible assets. The cash flows expected to be generated by each intangible asset were discounted to their present value equivalent using discount rates consistent with market participant assumptions.

We also acquired patents and other intellectual property in 2009 and 2010 and recorded intangible assets related to these purchases. These intangible assets were purchased outside of a business combination and were initially recognized and measured based on their cost to us.

Intangible assets are amortized over their estimated useful lives. Upon completion of development, acquired in-process research and development assets are generally considered amortizable, finite-lived assets and are amortized over their estimated useful lives. We evaluate intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. No impairment of intangible assets was recorded in the years ended December 31, 2011, 2012 or 2013.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and our audited financial statements (auditor discussion and analysis) and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an emerging growth company, upon the earlier of (1) the first fiscal year after our annual gross revenues are $1 billion or more, (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, and (3) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities and Exchange Act of 1934, which we refer to as the Exchange Act.

Quantitative and qualitative disclosures about market risk

We have operations both within the United States and internationally which expose us to market risk. These risks primarily are primarily the result of fluctuation in foreign exchange rates and interest rates, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. We do not use derivative instruments to mitigate the impact of our market risk exposures.

Foreign currency exchange risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. Our customer contracts are generally denominated in the currencies of the countries in which the customer is located which exposes us to risk associated with sales made in foreign currencies. Our historical revenue has been denominated in U.S. dollars, the Euro and British Pound Sterling. The functional currency for our foreign operations is denominated in the local currency and as a result operating expenses related to our foreign locations are impacted by fluctuations in foreign currency exchange rates. Increases and decreases in our foreign denominated revenue due to fluctuations in foreign currency exchange rates are somewhat offset by the currency fluctuations in our operating expenses that are denominated in foreign currencies

If the foreign currency exchange rates fluctuated by 10% as of December 31, 2013, our foreign currency exchange gain or loss would have fluctuated by $655,000.

Interest rate risk

At December 31, 2013, we had cash and cash equivalents of $13.3 million. We maintain substantially all of our cash equivalents in an institutional money market mutual fund. The fund provides daily liquidity and invests in a portfolio of short-term money market instruments issued by the U.S. government. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

At December 31, 2013, we had a 3 year term loan associated with the purchase of software and related maintenance with a balance of $142,000. The fixed interest rate on this loan is 6.2% and changes in interest rates would not have a significant impact on our outstanding borrowing.

Business

Overview

We are a leading provider of authentication and access management technology solutions for the healthcare industry. Our flagship solution, Imprivata OneSign, is an integrated enterprise single sign-on, authentication management and workflow automation platform that addresses multiple security and productivity challenges faced by hospitals and other healthcare organizations. By enabling fast, secure access to healthcare information technology systems, we believe our solutions save clinicians significant time to focus on patient care, increase their productivity and satisfaction, and help healthcare organizations comply with privacy and security regulations. Imprivata OneSign can be installed on every workstation and other application access point throughout a healthcare organization and once deployed becomes a critical part of the customer’s security and access infrastructure. As a result, we believe that Imprivata OneSign is one of the most widely-used technology solutions by our customers’ physicians, nurses and other clinicians.

Across the globe, the healthcare industry is transitioning from paper-based records to electronic systems and processes, and is facing increasing privacy and security regulations relating to protected health information, or PHI. As a result of the confluence of these trends, clinicians are required to use numerous usernames and passwords to securely sign-on to multiple applications as they access PHI to manage patient care. This impedes clinical workflows, reduces time available for patient care and reduces clinician satisfaction. In a 2011 study that we commissioned of acute care hospitals in the United States, clinicians use on average six to seven different passwords to gain access to clinical applications and PHI. We believe that the combination of unique passwords across multiple applications slows access to information and disrupts the cognitive process of care delivery. By using our solutions, some of our customers have reported that clinicians can save up to 45 minutes per shift. As a result of widespread adoption of healthcare information technology and increasing privacy and security regulation, demand for our solutions continues to grow.

Imprivata OneSign is used by our customers to solve three critical problems in their organizations. Imprivata OneSign allows our customers to eliminate multiple log-ons to different applications by using a single log-on, which we refer to as enterprise single sign-on. Imprivata OneSign also allows our customers to replace username and password-based authentication with a stronger and more efficient form of authentication technology, such as fingerprint biometrics, proximity cards, smartcards or tokens, which we refer to as authentication management. Using single sign-on, authentication management and our other offerings, including integration with leading electronic health record systems for e-prescribing and virtual desktop infrastructure, Imprivata OneSign allows our customers to optimize clinical workflows, which we refer to as workflow automation. Our solutions have been designed to be easy to implement, use and manage in complex healthcare environments and may be purchased together or separately.

We believe any healthcare organization that relies on information technology is a potential customer for our solutions. As of December 31, 2013, our Imprivata OneSign solution had over 2.6 million licensed users in over 900 healthcare organizations in 18 countries, including large integrated healthcare systems, academic medical centers, and small- and medium-sized independent healthcare facilities. Following the initial sale, many of our healthcare customers continue to add licensed users and purchase additional products and services from us. For example, these add-on sales accounted for over half of our new product revenues in the years ended December 31, 2012 and 2013. We estimate that the total available market in healthcare organizations in North America and other global markets that we currently serve is approximately $3.0 billion. Many other industries face security and productivity challenges similar to those in healthcare. Although healthcare is our primary focus, as of December 31, 2013, Imprivata OneSign had over 740,000 licensed users in over 400 non-healthcare organizations, including financial services, the public sector and other industries.

We sell our solutions through our direct sales force and sales partners in the United States and internationally. During the years ended December 31, 2011, 2012 and 2013, our revenue was $41.4 million, $54.0 million and $71.1 million, respectively, representing growth of 30% from 2011 to 2012, and 32% from 2012 to 2013. Our net income for 2011 and 2012 was $2.7 million and $1.0 million, respectively, and in 2013 we had a net loss of $5.5 million. As of December 31, 2013, we had an accumulated deficit of $89.5 million.

Industry overview

Gartner, a leading information technology research firm, estimates that healthcare providers will increase spending on healthcare information technologies from $98 billion in 2013 to $110 billion in 2016. The United States and Western Europe account for 70% of global spending on enterprise healthcare IT, in a publication dated as of March 19, 2013. However globally, healthcare organizations face challenges in maximizing the use of information technology by their time-pressured clinicians. The use of healthcare information technology systems, coupled with regulatory requirements for privacy and security, create inefficiencies for clinicians in the delivery of patient care. We believe that demand for our solutions is driven by the confluence of two major trends:

•

Increased utilization of information technology in delivering patient care: As a result of the continuing shift away from paper-based systems, clinicians are increasingly required to use information technology to access patient information in providing patient care. In the United States, utilization of healthcare information technology has accelerated with the enactment in 2009 of the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act. This regulatory framework provides subsidies to encourage eligible healthcare organizations to implement and use certified electronic health record, or EHR, systems and penalties for failing to attain specified utilization measures, or “meaningful use,” of EHR technologies.

•

Increased regulation of privacy and security of patient information: A number of privacy and security requirements govern access to and release of PHI globally. For example, in the United States compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA, a federal law which protects the privacy and security of patient information imposes technical data security standards, including requirements for unique user identification, means for accessing necessary electronic PHI during an emergency, termination of electronic sessions after a predetermined time of inactivity, and audit control mechanisms that record and examine activity in information systems that contain or use electronic PHI. Furthermore, recent federal and state regulations require multiple forms of authentication for electronic prescriptions of controlled substances and some states, such as Ohio and New York, have adopted enhanced authentication requirements for electronic prescriptions of controlled substances and certain other medications. These privacy and security requirements continue to evolve, become more stringent, and increasingly are proactively enforced.

This convergence of increasing technology use and privacy and security requirements creates the following critical workflow challenges for hospitals and other healthcare organizations:

•

Mobile clinicians and shared workstations drive the need for efficient user access: Clinicians care for patients across various settings throughout a healthcare organization. Workstations are deployed and shared by clinicians to provide access to patient information in multiple locations throughout a hospital or other healthcare facility, including operating rooms, intensive care units, emergency rooms, patient bedsides, hallways, nursing stations and physician lounges. This creates inefficiencies as each clinician needs to log-on and log-off from one or more shared workstations in various locations, often in rapid succession.

•

Clinicians access many applications and manage multiple passwords: For every patient encounter, clinicians may need to access multiple applications, each requiring a separate user name and password to log-on. This slows access to information and frustrates clinicians.

•

Clinicians may leave the workstation without logging off: Privacy regulations require workstations to be secured so that patient information is not exposed. Failure of a clinician to sign out of a workstation may cause a privacy breach, or another clinician to inadvertently access the wrong patient record, potentially resulting in incorrect documentation of care or patient safety issues.

•

Electronic prescriptions increasingly require strong authentication: In the United States, the use of electronic prescriptions continues to grow rapidly. In certain states and for certain medications, electronic prescriptions require “second-factor authentication,” such as fingerprint authentication, in order to verify the identity of the prescribing clinician. Without second factor authentication, clinicians cannot enter these orders electronically and must revert to writing paper prescriptions.

Without integrated and secure authentication and access management solutions, healthcare organizations may be adversely affected in the following ways:

•

Less time for patient care: Inefficient authentication and access management processes are an important factor in reducing the time clinicians have for patient care and can be stressful to the patient and frustrating to the clinician. According to a 2008 study entitled “A 36-Hospital Time and Motion Study: How do Medical-Surgical Nurses Spend Their Time?” published in the Permanente Journal, some clinicians spend only approximately 20% of their time on patient care, with the balance spent on documentation, communication and other administrative tasks.

•

Reduced clinician satisfaction: According to a 2011 survey we commissioned of acute care hospitals in the United States, clinicians spend 25% of their time accessing and using electronic records. We believe that the time delays related to accessing and using electronic records distract clinicians from patient care and have a negative impact on their satisfaction.

•

Increased risk of violating data privacy laws such as HIPAA regulations: Without a reliable solution to help secure access to electronic PHI, healthcare providers may increase their risk of incurring a costly data privacy or security breach, which can lead to contractual, civil, and criminal liability, as well as mandatory notification to affected individuals, reporting of breach incidents to regulatory authorities, and in some cases, public media disclosures. For example, a HIPAA violation can result in fines of up to $1.5 million per violation.

•

Failure to realize benefits of investment in information technology: In order for healthcare organizations to benefit from the financial incentives available under the HITECH Act, they must meet certain standards for meaningful use of EHR systems. Despite the significant information technology investments made by healthcare organizations in support of achieving meaningful use, we believe that clinicians have been slow to use EHR systems and other clinical applications because of their negative impact on clinician workflow productivity. For example, according to a 2009 study entitled “The Kaiser Permanente Electronic Health Record: Transforming and Streamlining the Modalities of Care” published in Health Affairs, the introduction of EHR systems can lead to decreases in clinician productivity by as much as 15%.

We believe that healthcare organizations are increasingly choosing integrated authentication and access management technologies to address these challenges across their entire organization. According to HIMSS Analytics, an independent healthcare information technology research firm, there were approximately 5,400 hospitals in the United States as of December 31, 2013. In addition, based on statistics from the World Health Organization, we estimate that there are over 10,000 hospitals across Europe. We estimate that the total available market in hospitals for a full implementation of our products and services is approximately $3.0 billion, which consists of $1.5 billion in North America and $1.5 billion in the global markets that we currently serve outside of North America. Our estimate of our total available market in North America was calculated by multiplying the number of beds at hospitals who are our potential customers as reported by HIMSS Analytics, by our estimate of the full utilization rate for our products and services on a per bed basis based on data from our existing customers in North America, and by the average selling prices for our software licenses, hardware authentication devices, maintenance and services in North America.

Our estimate of our total available market in global markets outside of North America is based on similar calculations which rely on the number of beds in the countries that we currently serve outside of North America as reported by the World Health Organization, our estimate of the full utilization rate for our products and services on a per bed basis based on data from our existing customers in North America adjusted for global markets as described below, and the estimated average selling prices for our software licenses, hardware authentication devices, maintenance and services in global markets outside of North America. To account for differences between our North American market and other global markets, and because we do not have as much experience in global markets outside of North America, we adjusted our estimate of the utilization rate for each global region by the ratio of clinicians per bed as compared to the same ratio in North America, which we calculated from statistics reported by the World Health Organization. We believe that the ratio of clinicians per bed is a useful proxy for estimating differences in healthcare resources across regions. We also adjusted our estimate of our total available market in global markets outside of North America by subtracting our existing sales into these markets. Our estimates of our global market opportunity exclude non-acute care facilities, such as physician offices, ambulatory surgery centers, urgent care centers, skilled nursing facilities and mental health facilities, because of the lack of available data for these facilities, although we believe that such non-acute care facilities are potential customers of our solutions.

Benefits of our solutions

We believe our solutions provide the following key benefits:

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Save clinicians time: Healthcare organizations can utilize our integrated authentication and access management solutions to reduce the time to log-on to applications. By eliminating the need to type in multiple usernames and passwords across multiple applications, our Imprivata OneSign solution enables clinicians to work more efficiently, and spend more time on patient care. By using our solutions, some of our customers have reported that clinicians can save up to 45 minutes per shift.

•

Improve clinician satisfaction by optimizing workflows: Imprivata OneSign, through authentication management, enterprise single sign-on and workflow enhancements, optimizes clinical workflows. Our solutions address clinical workflow challenges such as switching users rapidly on a shared workstation, keeping a session active as a clinician moves throughout the hospital in providing care, and automating navigation between applications based on individual clinician preferences. We believe that these and other workflow enhancements increase clinician satisfaction.

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Help healthcare organizations comply with security and privacy regulations: By securing access to shared workstations in the healthcare organization, our solutions help reduce the risk of breaching security or privacy regulations. Our solutions, as a critical part of our customers’ security and access infrastructure, can be deployed at every application access point in the healthcare organization, thereby limiting the risk of a privacy breach. For example, HIPAA requires specific policies, procedures and security controls for access to PHI, wherever it is located or accessed.

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Improve financial performance: We believe that our solutions improve the financial performance of healthcare organizations by enhancing clinician productivity and increasing utilization of investments in EHR systems and other healthcare information technologies. In the United States, we help our customers achieve meaningful use and qualify for the financial incentives available through the HITECH Act. In addition, we believe that our solutions reduce the number of help desk calls and costs associated with forgotten passwords.

Our strengths

We believe that the following strengths will enable us to maintain and extend our leadership position as a provider of authentication and access management solutions in the healthcare industry:

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The Imprivata brand: Imprivata is recognized as a leading provider of authentication and access management solutions in healthcare. Imprivata OneSign achieved the number one ranking as the Category Leader for Single Sign-On in the “2012 Best in KLAS: Software & Services” report, dated December 2012, and in the “2013 Best in KLAS: Software & Services” report, dated January 2014, published by KLAS, an independent healthcare technology research firm.

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Compelling feature set and ease of implementation, use and management: We provide our customers with compelling features that differentiate Imprivata OneSign as an enterprise-wide authentication and access management solution, including finger biometric identification, integrated authentication and enterprise single sign-on, application programming interfaces for independent software vendors, virtual desktop support with multiple vendors, including zero- and thin-client devices, and new solutions. Our Imprivata OneSign solution is designed to be easy to implement throughout the enterprise by information technology personnel, use by clinicians, and manage by IT administrators.

•

Our healthcare customers view us as a trusted strategic partner: We believe our healthcare customers view us as a strategic partner to help them optimize clinical workflow, improve clinician satisfaction and comply with changing regulatory requirements. Our customers routinely identify specific challenges in the clinical setting and request that we develop innovative solutions to address them. Recent product developments, such as virtual desktop automation, fade-to-lock and authentication for electronic prescribing resulted from these customer interactions.

•

Stable customer base with significant additional sales opportunities: Many of our customers continue to add licensed users and purchase additional products and services from us after the initial sale. For example, add-on sales from existing customers accounted for over half of our new product revenues in the years ended December 31, 2012 and 2013. In each of these periods, we derived on average approximately one third of our revenue from sales to existing customers, approximately one third of our revenue from sales to new customers, and approximately one third of our revenue from sales of ongoing software maintenance and professional services. In addition, in each of the last four years, we retained greater than 90% of the aggregate dollar value of maintenance contracts up for renewal. The consistency of add-on sales to existing customers and the recurring nature of our maintenance revenues provide visibility into our future performance.

•

Global distribution network and strong selling relationships: We access our customers through multiple channels, including a global direct sales force and a network of sales partners, to sell our solutions worldwide. As of December 31, 2013, our direct sales force consisted of 75 people in the United States and internationally. Our sales partners consist of value-added resellers and EHR systems vendors that resell our Imprivata OneSign solution on a standalone basis or as part of an integrated solution. We also have country- and region-specific sales partners targeting selected international markets. In each of the years ended December 31, 2012 and 2013, we generated approximately 59% of our revenue through our relationships with sales partners.

•

Our partner ecosystem: We have strategic relationships with leading EHR systems, virtual desktop infrastructure platforms and device vendors that provide the ability to integrate our solutions with their products and services. Integration with EHR systems such as EpicCare and Cerner Millennium allows us to streamline clinical workflow and improve clinician experience. Integration with virtual desktop infrastructure computing environments, such as VMware Horizon View, Citrix XenApp and Citrix XenDesktop, allows us to streamline the authentication process and control and improve the visual experience. Integration with chip and protocol suppliers, such as Teradici and Texas Instruments, allows us to incorporate our authentication functionality directly into thin and zero client devices.

•

Culture of continuous innovation: We have fostered a culture that stresses innovation as a core competency. We continue to invest in research and development to solve security and productivity challenges and improve overall workflow efficiencies for our customers. This culture has resulted in the ongoing enhancement of Imprivata OneSign and the development of new solutions, including our recent introduction of Imprivata Cortext, our secure communications solution.

Our strategy

Our goal is to extend our leadership position as a provider of authentication and access management solutions in the healthcare industry. Key elements of our strategy include:

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Acquire new U.S. healthcare customers: According to HIMSS Analytics, our Imprivata OneSign solution was used in approximately 18% of hospitals in the United States as of December 31, 2013. We believe our Imprivata OneSign solution can provide significant value to both large and small hospitals and other healthcare organizations that do not currently license our solutions. To target these potential customers, we have increased our direct sales force in the United States from 36 as of December 31, 2012 to 58 as of December 31, 2013. We plan to continue to expand our direct sales force and to continue working closely with our sales partners to win new customers.

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Drive further penetration into our installed base of customers: Our customers’ initial purchases rarely include all of our solutions for all of their users. As a result, many of our customers continue to add licensed users and purchase additional products and services from us after the initial sale. For example, these add-on sales accounted for over half of our new product revenues in the years ended December 31, 2012 and 2013. In these periods, we derived on average approximately one third of our revenue from sales to existing customers, approximately one third of our revenue from sales to new customers, and approximately one third of our revenue from software maintenance renewals and professional services. We plan to add sales and customer experience personnel in order to grow our revenue from our installed base.

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Extend our technology leadership, develop innovative products and address additional workflow challenges: We intend to continue our investment in research and development to further differentiate and enhance the functionality of our authentication and access management solutions. We plan to also invest in developing new products and solutions that expand the range of security, productivity and workflow optimization solutions we offer to healthcare organizations. For example, with our Imprivata Cortext solution, we are beginning to provide a secure communication solution for healthcare organizations.

•

Grow our international healthcare presence: In addition to our core market in the United States, we offer our solutions in more than 20 countries, including Australia, Belgium, Canada, Denmark, France, Germany, the Netherlands and the United Kingdom. As of December 31, 2013, our solutions were licensed to over 150 healthcare organizations outside the United States. We plan to utilize both our direct sales force and local sales partners to expand our presence in countries throughout Europe and develop new markets in Latin America, Middle East and Asia Pacific regions. We estimate that the total available market in healthcare organizations for our solutions in countries we currently serve outside of North America is approximately $1.5 billion.

•

Expand our Imprivata OneSign solution into new healthcare settings: Our Imprivata OneSign solution today is primarily sold to hospitals and other inpatient healthcare facilities, but there is an opportunity for us to sell our solution into other healthcare settings as well. For example, we believe there are growth opportunities for our authentication and access management solutions in outpatient or ambulatory facilities in the United States. According to the U.S. Bureau of Labor Statistics, as of March 31, 2013, there were over 560,000 ambulatory healthcare facilities, such as physician offices, ambulatory surgery centers, urgent care centers, skilled nursing facilities and mental health facilities.

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Acquire complementary businesses, technologies and assets: Since 2010, we have completed two technology-based acquisitions to expand our solutions offering. We may pursue acquisitions that complement our existing business, represent a strategic fit and are consistent with our overall growth strategy. We may also target future acquisitions that reinforce our presence in markets we currently serve or that help us to access new markets, or that add functionality and capabilities to our solutions.

Our solutions

Our solutions consist of Imprivata OneSign and Imprivata Cortext. We also provide professional services and support capabilities to help our customers realize the full benefits of our solutions.

Imprivata OneSign

Imprivata OneSign is a suite of authentication and access management products that can be delivered either pre-loaded on a hardware server or as a software only solution with all components required to make the solution operational “out-of-the-box.” Imprivata OneSign enables fast, secure access and workflow optimization to workstations and applications. We derive substantially all of our revenue from sales of Imprivata OneSign and its related products and services. Imprivata OneSign consists of three main offerings: Authentication Management, Enterprise Single Sign-On, and Workflow Automation.

Authentication Management is software used to replace the act of manually entering a user’s log-on name and password with a stronger and more convenient form of authentication technology, such as fingerprint biometrics, proximity cards, smartcards or token. This simplifies and secures the user’s access to physical and virtual desktops. Authentication Management is also used for securely identifying users for transactions such as ordering prescriptions electronically.

Authentication Management also has an application programming interface, called the OneSign ProveID API, which allows for integration with various other healthcare information technologies. For instance, major vendors of acute-care EHR systems integrate with the Imprivata OneSign ProveID API to provide authentication management for electronic prescriptions. Similarly, other solution vendors, such as secure print management, medication dispensing units and virtual desktop infrastructure device manufacturers use our OneSign ProveID API to provide authentication management capabilities.

Additional Authentication Management software and hardware products include the following:

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Virtual Desktop Access software enables authentication to virtual desktops for all of the three major virtualization environments: VMware Horizon View, Citrix XenApp, and Citrix XenDesktop. With Virtual Desktop Access, clinicians can quickly and securely “roam” their desktop across locations while preserving their application state.

•	Fingerprint Biometric Identification software enables clinicians to verify their identity and access their desktop and applications with just a touch of a finger.

•

Proximity Card and Fingerprint Readers are authentication devices that connect to workstations. Proximity Card Readers support a broad range of card types and are able to support multiple card types on a single card reader. When used in conjunction with Authentication Management, clinicians no longer need to type in their usernames and passwords multiple times to access applications and workstations. Instead, they simply tap their badge or touch their finger to a reader to gain instant access, delivering significant time savings for clinicians.

•	Self-Service Password Management enables clinicians to securely retrieve or change a lost password, minimizing frustration, interruption and costly user support.

•

Secure Walk-Away enables healthcare organizations to address problems associated with unattended workstations. The solution utilizes facial recognition and motion detection software integrated with commercially available desktop cameras to automatically lock a screen when an authenticated user walks away from the workstation.

Enterprise Single Sign-On software simplifies application log-on, automating username and password entry for authenticated users. A licensed user simply completes the initial authentication transaction and subsequent log-ons and log-offs are automated, eliminating the need to separately log-on when accessing workstations or applications. Our Imprivata OneSign solution enables the user to automatically access each application without otherwise modifying it.

•	Imprivata OneSign Anywhere provides remote single sign-on access for enterprise and web-based applications from a web-based browser on home computers and tablet devices.

Workflow Automation enables healthcare organizations to automate certain access workflows, such as auto-launching specific applications at the point of a clinician’s authentication to the desktop, roaming a clinician’s desktop as they move from one workstation to another, and enabling users to log into and out of their desktop without going through its log-on and log-off process, which is known as fast user switching.

Imprivata Cortext

Imprivata Cortext is a cloud-supported secure communications platform that provides healthcare organizations with secure SMS texting and messaging capabilities in compliance with applicable data privacy and security regulations. Imprivata Cortext is offered as a software subscription for iPhone and Android devices. Clinicians use Imprivata Cortext to securely transmit text messages and images that may contain PHI in the course of providing patient care, helping healthcare organizations comply with HIPAA regulations while improving and streamlining clinical communication processes for clinicians. This solution was introduced in October 2012 and is offered as either a free or a paid service. As of December 31, 2013, we have generated an immaterial amount of revenue from sales of Imprivata Cortext.

Customer experience

We believe that it is important for our customers to realize the full benefits of their investments in our solutions. When our solution is deployed, it is critical to ensure a high degree of uptime for all users because our Imprivata OneSign solution is the access point to accessing all their clinical applications. Although our solutions are easy to use, install and deploy, our customer experience team further works with our customers to ensure successful deployments and utilization of our solutions within existing clinical workflows without disrupting the delivery of patient care.

We provide the following customer services:

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Professional Services provides implementation and deployment services combined with clinical workflow expertise and deployment best practices gained from working with more than 900 healthcare customers in the United States and globally. These services range across every phase of the deployment lifecycle from workflow analysis, solution readiness, implementation, and ongoing workflow optimization.

•

Customer Support provides technical product support for all of our customers, including those customers who purchase our solutions through our sales partners. All of our customers receive live phone support during business hours and 24-hour access to our online customer support center where they can download new software releases, gain access to our solution knowledge base and manage their support cases. We offer two levels of support: standard and premium. During the years ended December 31, 2012 and 2013, 56% and 61% of our customers purchasing customer support purchased premium support, which, as compared to standard customer support, includes 24-by-7 year-round support and accelerated resolution of critical support cases.

•	Customer Education provides system administration, system implementation and ongoing maintenance training to the customer personnel involved in a deployment of our solutions.

•

Customer Advocacy works with our customers as a single point of contact to help them realize the full benefits of our solutions by understanding their technology roadmap, proactively planning software upgrades and monitoring customer deployment progress. Customer advocates coordinate between professional services, technical support and customer education to deliver services and assist our efforts to respond to customer requests and feedback.

Sales and marketing

Sales.    We use a direct and indirect sales model to reach our customers. In the United States, our field territory account managers sell primarily to larger healthcare organizations, including new and existing customers. Our inside sales team sells primarily to smaller healthcare organizations, including both new and existing customers. Internationally, our territory managers are assigned by geography and target both small and large customers. We extend our sales coverage by utilizing authorized sales partners in the United States and internationally. Our sales partners include EHR vendors and value-added resellers. Our agreements with our sales partners and value-added resellers are generally non-exclusive, may be terminated with 60 to 90 days’ notice and do not contain any obligations for renewal. Our sales force is supported by sales engineers. We also have a team in North America focused on non-healthcare customers. Internationally, opportunities outside of healthcare are managed by our sales partners.

Marketing.    Our marketing efforts are focused on building our brand reputation, increasing market awareness and generating demand for our solutions. This team focuses primarily on product marketing and management, communications, events, international marketing, and public relations functions. Our marketing activities include inbound and outbound lead generation programs, digital media programs such as our website and online advertising, customer advisory boards, industry trade shows and conferences, and press and industry analyst relations.

Customers

As of December 31, 2013, our Imprivata OneSign solution had over 2.6 million licensed users in over 900 healthcare organizations in 18 countries, including large integrated healthcare systems, academic medical centers, and small- and medium-sized independent healthcare facilities. Consistent with our healthcare-focused strategy, approximately 80% and 84% of our revenue from new sales were attributable to sales to healthcare organizations during the years ended December 31, 2012 and 2013, respectively. As of December 31, 2013, these customers included:

Integrated Delivery Networks	Academic Healthcare Organizations
Atlantic Health System	Albany Medical Center
Catholic Health Partners	Hackensack University Medical Center
Fletcher Allen Health Care	McGill University Health Center
Johns Hopkins Health System	Moffitt Cancer Center
OhioHealth	University of Texas MD Anderson Cancer Center

Community Hospitals	International Healthcare Organizations
Augusta Health	Centre hospitalier universitaire de Reims (France)
Beaufort Memorial Hospital	Klinikum-Wels (Austria)
Licking Memorial Hospital	NHS Scotland
Memorial Healthcare	Region Hovedstaden (Denmark)
Pomona Valley Hospital	Sydney Adventist HealthCare Limited (Australia)

In addition, our Imprivata OneSign solution had over 740,000 licensed users in over 400 non-healthcare customers as of December 31, 2013, including financial services, the public sector and other industries. No single end-customer accounted for more than 4% of our revenue in the years ended December 31, 2011, 2012 and 2013.

We sell our products to healthcare organizations internationally, including approximately 150 customers in 20 countries, including Australia, Belgium, Canada, Denmark, France, Germany, the Netherlands and the United Kingdom. During the years ended December 31, 2011, 2012 and 2013, markets outside of the United States represented 27%, 22% and 20% of our revenue, respectively. We expect to continue to derive a substantial portion of our international revenues from foreign government-operated healthcare organizations. Sales to governmental entities present risks in addition to those involved in sales to commercial customers, including potential disruption due to changes in appropriation and spending patterns, delays in budget approvals and exposure to penalties in the event of violations of the Foreign Corrupt Practices Act.

Research and development

Our continued investment in research and development is critical to building innovative solutions and our business. We employ engineers with expertise in various fields, including software and firmware development, database design, user experience, networking, biometrics and mobile communication. We have research and development personnel in Lexington, Massachusetts and Santa Cruz, California, and a third-party development provider in Lviv, Ukraine assists us with quality assurance testing and targeted development projects. The third-party development provider performs services pursuant to statements of work under a master services agreement, which may be terminated by us without cause with 60 days’ notice or by the development provider without cause with 60 days’ notice, unless a statement of work is in progress. As of December 31, 2013, we employed 89 full-time research and development employees and we utilized 53 additional personnel employed by the third-party development provider in Lviv, Ukraine. Our research and development expenditures were $7.9 million, $12.3 million and $19.6 million in the years ended December 31, 2011, 2012 and 2013, respectively.

Intellectual property

Our success depends, in part, upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual provisions to protect our proprietary technology and our brand.

We have been granted 20 U.S. patents, including patents on many capabilities of our Imprivata OneSign solution. The expiration dates of these patents range from October 28, 2014 through at least August 25, 2029 (not accounting for any patent term extension). Currently we have 13 utility patent applications and one provisional patent application pending in the United States.

We conduct business under Imprivata OneSign and Imprivata Cortext trademarks, among others. We believe that having distinctive marks may be an important factor in marketing our products. We have registered trademarks in the United States and in selected other jurisdictions. We actively monitor use of our trademarks, and enforce our rights as necessary.

We rely on trade secrets to protect substantial portions of our technology. We generally seek to protect these trade secrets by entering into non-disclosure agreements with our employees and customers and by restricting access and use of our proprietary software and other confidential information.

Our software is also protected by U.S. and international copyright laws. We also license software from third parties for integration into our Imprivata OneSign solution, including open source software and other software available on commercially reasonable terms.

Competition

Our primary competitor in the healthcare market is Caradigm USA, LLC, a joint venture of General Electric Company and Microsoft Corporation. We also compete with several smaller providers of authentication and access management solutions focused on the healthcare market, as well as several large identity and access management vendors that are not specifically focused on the healthcare market.

We believe that we compete effectively on the basis of the following factors:

•	healthcare domain expertise;
•	brand awareness and reputation;
•	breadth of our solutions set and ease of implementation, use and management;
•	breadth of product distribution;
•	strategic relationships and ability to integrate with software and device vendors; and
•	product innovation and ability to meet customer needs.

We may face increased competition in the future, including competition from large, multinational companies with significant resources. Potential competitors may have existing relationships with purchasers of other products and services within the healthcare organization, which may enhance their ability to gain a foothold in our market.

Government regulation

Substantially all of our revenue is derived from the healthcare industry. The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences which affect the purchasing practices and operations of our customers, as well as the behavior and attitudes of our licensed users. These laws and regulations are broad in scope and they are subject to evolving interpretations. We devote significant efforts to establish and maintain compliance with all regulatory requirements that we believe are applicable to our business and the services we offer. The principal laws and regulations that affect our operations and contractual relationships include:

HIPAA

HIPAA contains substantial restrictions and health data privacy, security and breach notification requirements with respect to the use and disclosure of PHI. HIPAA applies to covered entities, such as healthcare providers that conduct electronic health transactions and health plans. In 2009, the HITECH Act made certain HIPAA privacy and security standards directly applicable to “business associates,” defined as entities that receive or obtain PHI in connection with performing functions on behalf of or providing services to covered entities. Most of our customers are covered entities under HIPAA, and they rely on our solutions to facilitate their compliance with their HIPAA requirements. We are also subject to direct liability under HIPAA as a business associate when we handle and have access to our customers’ PHI, such as through our Imprivata Cortext solution. Accordingly, in the United States, we are subject to HIPAA and its implementing regulations, as well as comparable state privacy and security laws. The HITECH Act increased the penalties for HIPAA violations, which can result in fines of up to $1.5 million per violation. The penalty amount for a violation is determined by the level of neglect or willful behavior exhibited by the business associate. In addition, the HITECH Act gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts on behalf of any resident of their state against business associates to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil action.

Other laws

In addition to HIPAA, most states have enacted confidentiality laws that protect against the unauthorized disclosure of PHI, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we must comply with them even though they may be subject to different interpretations by various courts and other governmental authorities.

In addition to complying with applicable U.S. law, the use and disclosure of PHI is subject to regulation in other jurisdictions in which we do business or expect to do business in the future. Those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws, could discourage us from offering certain of our solutions, such as Imprivata Cortext, to customers outside of the United States.

Our solutions utilize encryption technologies that are subject to multilateral export control laws and regulations. Such regulations require us to maintain an encryption registration with the U.S. Department of Commerce and to submit annual reports that identify the encryption-enabled items that we export. Each encryption-enabled product, component or technology that we export is subject to pre-export classification requirement that may in some cases include mandatory pre-export submissions to the U.S. government, and certain encryption-related technical information is subject to case-by-case export licensing to some destinations in which operate or make disclosures to contractors, such as the Ukraine.

Facilities

Our principal headquarter offices consist of approximately 72,000 square feet of office space in Lexington, Massachusetts under a lease expiring in 2019. In Santa Cruz, California, we currently have approximately 8,500 square feet for research and development under a lease expiring in 2018. In Uxbridge, United Kingdom, we have approximately 4,200 square feet of office space under an agreement expiring in 2015 for sales, marketing, services and support for our European operations. We have additional office locations throughout the United States and in various international locations.

We intend to add new facilities and expand our existing facilities as we add employees and grow our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Suppliers

We purchase hardware components for our solutions from various manufacturers. For example, we purchase our fingerprint readers from DigitalPersona, Inc., our proximity card readers from RF IDeas, Inc., and certain other hardware components from a contract manufacturer that produces hardware components for our solutions according to our specifications. In the event we are unable to procure certain components for our solutions from our suppliers, we may be required to redesign some of our solutions in order to incorporate technology from alternative sources. Some of these components are off-the-shelf while others are custom components built exclusively for us.

Employees

As of December 31, 2013, we had 301 employees, consisting of 89 in research and development, 103 in sales and marketing, 69 in customer experience and support, and 40 in general and administrative. None of our employees is covered by a collective bargaining agreement or is represented by a labor union. We consider current employee relations to be good.

Legal proceedings

From time to time, we may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters which arise in the ordinary course of business. We are not currently involved in any material legal proceedings.

Management

Directors, executive officers and key employees

The following table presents our directors, executive officers and key employees and their respective ages and positions as of December 31, 2013:

Name	Age	Position

Omar Hussain(1)	50	President, Chief Executive Officer and Director

Jeffrey Kalowski(1)	58	Chief Financial Officer

Thomas Brigiotta(1)	51	Senior VP, Worldwide Sales

Carina Edwards	39	Senior VP, Customer Experience

Edward Gaudet	48	General Manager, Imprivata Cortext Products Group

Geoff Hogan	54	Senior VP, Business Development

Dr. Sean Kelly	43	Chief Medical Officer

Kelliann McCabe	44	VP, Human Resources

John Milton	52	VP, General Counsel

Clay Ritchey	43	Chief Marketing Officer

Christopher Shaw(1)	52	Senior VP, General Manager, Imprivata OneSign Products Group

David Ting(1)	62	Chief Technology Officer and Director

David Barrett(2)	57	Director and Lead Director

John Blaeser(2)(3)(4)	72	Director

Dr. John Halamka(4)	51	Director

Paul Maeder(4)	59	Director

David Orfao(2)(3)	54	Director

Rodger Weismann(3)	71	Director

(1)	Denotes Executive Officer

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

(4)	Member of the Nominating and Corporate Governance Committee

Directors, executive officers and key employees

Omar Hussain has served as our President, Chief Executive Officer, and as a member of our board of directors since 2005. From 2002 to 2005, Mr. Hussain served as our Senior Vice President of Marketing and Operations. From 2000 to 2001, Mr. Hussain served as the Chief Executive Officer of Anchorsilk, Inc., an e-commerce software company. From 1998 to 2000, Mr. Hussain was general manager of Compuware Corporation’s NuMega Labs. From 1996 to 1998, Mr. Hussain served as Vice President of Marketing at NuMega. We believe that Mr. Hussain’s experience holding key executive positions at software companies, coupled with his perspective and history as our chief executive officer, provide him with the qualifications and skills to serve as a member of our board of directors.

Jeffrey Kalowski has served as our Chief Financial Officer since 2007. From 2002 to 2005, Mr. Kalowski served as the Chief Financial Officer of ProfitLogic Inc. From 1997 to 2001, Mr. Kalowski was the Chief Financial Officer of Torrent Systems, which was acquired by Ascential Software. Mr. Kalowski served as the Vice President of

Finance & Administration at Looking Glass Technologies from 1995 to 1996. Mr. Kalowski was at Price Waterhouse from 1979 to 1984.

Thomas Brigiotta has served as our Senior Vice President, Worldwide Sales since 2008. From 2006 to 2008, Mr. Brigiotta served as the Senior Vice President of Worldwide Field Operations of StreamService, Inc. From 2004 to 2006, Mr. Brigiotta was the Vice President of World Wide Sales at PMC-Sierra, Inc. From 2003 to 2004, Mr. Brigiotta served as the Vice President of Worldwide Services Sales and Business Development and, from 2000 to 2003, the Vice President of European Sales and Marketing of Cadence Design Systems, Inc.

Carina Edwards has served as our Senior Vice President, Customer Experience since 2012. From 2011 to 2012, Ms. Edwards served as the Vice President of Solutions Marketing for the healthcare information technology division of Nuance Communications, Inc. From 2009 to 2011, Ms. Edwards served as Vice President of Product Management and Marketing at Zynx Health (a subsidiary of Hearst Corporation). From 2006 to 2009, Ms. Edwards served as Director of Clinical Information Systems at Philips Healthcare. From 2002 to 2006, Ms. Edwards served as Director of Marketing and Client Loyalty at Sapient Corporation.

Edward Gaudet has served as General Manager, Imprivata Cortext Products Group since 2013. From 2010 to 2013, Mr. Gaudet served as our Chief Marketing Officer. From 2007 to 2010, Mr. Gaudet was the Senior Vice President of Corporate Development, Sales and Marketing for Liquid Machines, Inc. and the Vice President of Product Management and Marketing from 2002 to 2007. Mr. Gaudet has held executive-level roles in various start-up and public software companies including IONA Technologies, Inc., Rational Software Corporation, and SQA, Inc.

Geoff Hogan has served as Senior Vice President, Business Development since 2004. From 2001 to 2004, Mr. Hogan was the Executive Vice President of Corporate Development and Alliances at Princeton Softech, Inc. Mr. Hogan has held senior level positions with HighGround Systems, Inc., Quantum Corporation, and Digital Equipment Corporation.

Dr. Sean Kelly has served as our Chief Medical Officer since 2011. Since 2001, Dr. Kelly has practiced as an emergency room physician at Beth Israel Deaconess Medical Center, and served as an Assistant Clinical Professor of Medicine at Harvard Medical School. From 2008 to 2011, Dr. Kelly served in hospital administration at Beth Israel Deaconess Medical Center as Director of Graduate Medical Education.

Kelliann McCabe has served as our Vice President, Human Resources since 2013. From November 2011 to 2013, Ms. McCabe was the Chief People Officer at Symbotic LLC. From 2006 to 2011, Ms. McCabe was the Vice President of Human Resources at Netezza Corporation. Ms. McCabe also served as the Director of Human Resources Northeast for CA Technologies, Inc. from 2005 to 2006 and served in various human resources leadership positions, including Vice President of Human Resources for Concord Communications, Inc. from 1996 to 2005.

John Milton has served as our Vice President and General Counsel since 2012. From 2010 to 2012, Mr. Milton served as General Counsel at Empirix Inc. From 2007 to 2008, Mr. Milton served as General Counsel of EqualLogic, Inc. From 2005 to 2007, Mr. Milton served as Deputy General Counsel at Symantec Corporation. From 2002 to 2005, Mr. Milton served as Associate General Counsel at Veritas Software Corporation. From 1991 to 1997, Mr. Milton served as Corporate Counsel at Lotus Development Corporation/IBM Corporation.

Clay Ritchey has served as our Chief Marketing Officer since 2013. From 2010 to 2013, Mr. Ritchey was the Chief Executive Officer of Equinox Healthcare. Prior to Equinox Healthcare, Mr. Ritchey held senior executive marketing and strategy roles at Hill-Rom IT Solutions from 2007 to 2010 and Kronos Incorporated from 2002 to 2007.

Christopher Shaw has served as our Senior Vice President, General Manager, Imprivata OneSign Products Group since 2002. From 1997 to 2002, Mr. Shaw served as the Vice President of Engineering at Netegrity. Prior to

Netegrity, Mr. Shaw was an engineering manager and consultant at Switchboard Incorporated, ePresence Inc., and Banyan Systems Inc. Mr. Shaw also held senior engineering roles at Wang Laboratories, Inc., Raytheon Company and Thorn EMI Electronics Ltd.

David Ting, a founder of our company, has served as Chief Technology Officer and a member of our board of directors since 2002. From 1992 to 2002, Mr. Ting was an independent software consultant specializing in advanced digital imaging, on-demand printing and secure imaging solutions for government applications. From 1988 to 1992, Mr. Ting was the technical manager of Kodak’s Boston Technology Center, a systems development group for Eastman Kodak Company. From 1984 to 1988, Mr. Ting managed Atex System’s Imaging Department. We believe that Mr. Ting’s experience in the technology sphere, coupled with his perspective and history as a founder of our company and Chief Technology Officer, provide him with the qualifications and skills to serve as a member of our board of directors.

David Barrett has served as a member of our board of directors since March 2002. Mr. Barrett serves as a Managing Partner of Polaris Partners, where he has been a General Partner since 2000. From 1984 to 2000, Mr. Barrett served in numerous senior executive roles for publicly-held software companies. From 1998 to 2000, he served as Chief Operating Officer of Calico Commerce, Inc. From 1996 to 1998, Mr. Barrett served as Senior Vice President of Worldwide Operations for Pure Atria/Rational Software Corporation. From 1984 to 1996, Mr. Barrett was an executive with Lotus Development Corporation/IBM Corporation, including service as Vice President of Sales & Services and General Manager, Government Sales and Marketing. Mr. Barrett has served and currently serves on the boards of directors of numerous privately-held companies through his venture capital firm. He has also served as a director of LogMeIn, Inc., a publicly-held provider of cloud-based software services, and also serves on the Board of Trustees of the Dana-Farber Cancer Institute. We believe that Mr. Barrett’s extensive experience in management and guidance of private and publicly-held software companies throughout periods of rapid growth provide him with the qualifications and skills to serve as a member of our board of directors.

John Blaeser has served as a member of our board of directors since 2005. From 1995 to 2005, Mr. Blaeser was the President and CEO of Concord Communications, Inc., a publicly held developer of application and network management software. From 1985 to 1995, Mr. Blaeser was a Managing General Partner at EG&G Venture Management. From 1977 to 1985, Mr. Blaeser was the Executive Vice President of Gould Electronics, Inc. From 1999 to 2012, Mr. Blaeser served as a director of Network Engines, Inc. Since 2005, Mr. Blaeser has served as a venture partner as Ascent Venture Partners. We believe that Mr. Blaeser’s experience with private and public technology companies provides him with the qualifications and skills to serve as a member of our board of directors.

Dr. John Halamka has served as a member of our board of directors since April 2013. Dr. Halamka is a practicing emergency room physician and has served as the Chief Information Officer at Beth Israel Deaconess Medical Center since 1998. Dr. Halamka has served as faculty at Harvard Medical School since 1996 and was named full professor in 2012. Dr. Halamka served as a member of the Board of Directors of QuantiaMD Inc. Dr. Halamka has served as Chairman of the New England Healthcare Exchange Network. He has also been the co-Chair of the HIT Standards Committee since 2009. Dr. Halamka serves as a member of the Massachusetts HIT Council. Dr. Halamka serves as co-Chair of the Massachusetts HIT Advisory Committee. We believe that Dr. Halamka’s key experience at the intersection of the healthcare industry and technology provides him with the qualifications and skills to serve as a member of our board of directors.

Paul Maeder has served as a member of our board of directors since 2002. Mr. Maeder is a General Partner and Founder of Highland Capital Partners where he has been since 1987. He currently serves on the boards of numerous private companies and is currently a director and the chairman of the board of directors of 2U, Inc. Before co-founding Highland, Mr. Maeder spent three years in venture capital concentrating on software investments. He also held engineering and management positions for six years in medical technology companies. Mr. Maeder was the 2011-2012 Chair of the National Venture Capital Association. He has served on the SEC Advisory Committee on Small and Emerging Companies. Mr. Maeder is a former director of Amp Resources, LLC, Avid Technology, Inc., CheckFree Corporation, Chipcom Corporation, HighGround Systems, Inc., Mainspring, Inc., Relicore, SCH Technologies, SQA, Inc., StreamBase Systems, Inc., Sybase, Inc., Vertica Systems, Inc., VistaPrint Limited, Village Ventures and WebLine Communications Corporation. We believe that Mr. Maeder’s experience in managerial positions at technology companies and in working with numerous start-ups through his venture capital career provide him with the qualifications and skills to serve as a member of our board of directors.

David Orfao has served as a member of our board of directors since March 2002. Since 2000, he has served as a Managing Director of General Catalyst Partners, a venture capital firm, which he co-founded. Prior to joining General Catalyst, Mr. Orfao was the President, Chief Executive Officer and director of Allaire Corporation, a computer software company, from 1997-2000. Mr. Orfao serves on the board of directors of Brightcove Inc., an online video platform company as well as numerous privately-held companies. We believe that Mr. Orfao’s experience providing guidance and counsel to a wide variety of Internet and technology companies, and his service on the boards of directors of a range of public and private companies allow him to make valuable contributions to our board of directors.

Rodger Weismann has served as a member of our board of directors since February 2013. Mr. Weismann has also served as a member of the board of directors of Reval, Inc., a private provider of software-as-a-service solutions for treasury and risk management, since March 2011 and was formerly a member of the board of directors of Soundbite Communications, Inc., a public provider of mobile marketing and contact center solutions, from May 2012 until July 2013. Since 2010, Mr. Weismann has provided consulting and advisory services to technology companies. From 2004 until April 2009, Mr. Weismann was a Senior Vice President and the Chief Financial Officer of Phase Forward, Inc., a publicly traded provider of data management solutions for clinical trials and drug safety. We believe that Mr. Weismann’s prior operating, financial and accounting experience as a senior executive at several publicly traded companies provide him with the qualifications and skills to serve as a member of our board of directors.

Composition of our board of directors

Our board of directors currently consists of eight members, all of whom were elected pursuant to a voting agreement, which will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least     % of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence.    Our board of directors has determined that all members of the board of directors, except David Ting and Omar Hussain, are independent, as determined in accordance with the rules of the NYSE. In making such independence determination, the board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the NYSE and the rules and regulations of the Securities and Exchange Commission. There are no family relationships among any of our directors or executive officers.

Staggered board.    In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

•	Our Class I directors will be David Orfao and Omar Hussain;
•	Our Class II directors will be David Barrett, Paul Maeder and John Blaeser; and
•	Our Class III directors will be David Ting, Rodger Weismann and John Halamka.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our company’s risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Financial Officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Financial Officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Our board of directors has established, as a position on our board of directors, a Lead Director, who shall initially be David Barrett. The Lead Director has the non-exclusive authority to preside over meetings of the non-management directors of our board of directors and carry out such other duties as are also granted by our board of directors.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. We expect that the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission rules and regulations.

Audit committee

John Blaeser, David Orfao and Rodger Weismann currently serve on the audit committee, which is chaired by Rodger Weismann. Under the applicable NYSE rules, we are permitted to phase in our compliance with the independent audit committee requirements set forth in                 on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act. These rules require (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. Our board of directors has determined that each of John Blaeser, David Orfao and Rodger Weismann is an independent director under the and NYSE Rule 10A-3 of the Exchange Act. Our board of directors has designated Rodger Weismann as an “audit committee financial expert,” as defined under the applicable rules of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the Securities and Exchange Commission to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing earnings releases.

Compensation committee

David Barrett, David Orfao and John Blaeser currently serve on the compensation committee, which is chaired by David Barrett. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable NYSE rules. The compensation committee’s responsibilities include:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and determining the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	preparing the compensation committee report required by the rules of the Securities and Exchange Commission to be included in our annual proxy statement;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with the board of directors corporate succession plans for the Chief Executive Officer and other key officers.

Nominating and corporate governance committee

John Blaeser, John Halamka and Paul Maeder currently serve on the nominating and corporate governance committee, which is chaired by . Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable NYSE rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may establish other committees from time to time.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. We will enter into an indemnification agreement with each of our directors, including David Barrett, David Orfao and John Blaeser, the members of our compensation committee. Please also see “Certain relationships and related party transactions—Indemnification agreements.”

Corporate governance

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.imprivata.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

Executive officer and director compensation

Compensation overview

The compensation discussion, which should be read together with the compensation tables set forth below, provides information regarding our executive compensation program for our named executive officers for 2013, who are Omar Hussain, President and Chief Executive Officer, Jeffrey Kalowski, our Chief Financial Officer, and Thomas Brigiotta, our Senior Vice President of Worldwide Sales. We refer to these three executive officers as our named executive officers.

Our executive compensation program is administered by our compensation committee in consultation with our board of directors. The primary objectives of our executive compensation program are to retain key executives, attract new talent, and link compensation achievement to business objectives.

A key objective of our compensation program is to allow us to retain and, as needed, attract qualified executives. We believe that our ability to keep our senior executive team intact over our tenure is tied to our compensation programs. Additionally, for us to be appropriately positioned to attract new talent as needed, we must be prepared to be, and be perceived as, an employer that offers competitive compensation.

Elements of compensation

Base salary

Our compensation committee reviews the base salaries of our executive officers, including our named executive officers, from time to time and makes adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer’s performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion) and market conditions.

Annual cash bonuses

We also believe that a significant portion of our executives’ cash compensation should be based on the attainment of business goals established by our board of directors. Each of our named executive officers (other than Mr. Brigiotta) participated in our 2013 Executive Management Bonus Plan, or the 2013 Bonus Plan. The 2013 Bonus Plan provides for formula-based incentive payments to each of our named executive officers (other than Mr. Brigiotta) based upon the achievement of company-wide bookings measures.

As the head of our worldwide sales operations, Mr. Brigiotta does not participate in the 2013 Bonus Plan, but rather participates in a sales commission plan, based on the achievement of bookings. In addition, for 2013, our compensation committee provided Mr. Brigiotta an additional incentive program. Under this incentive program, Mr. Brigiotta would be eligible to receive additional quarterly incentive payments based upon achievement of quarterly GAAP revenue targets. To the extent a target is not met for a quarter, no bonus would be paid with respect to such quarter and the shortfall could not be made up on a cumulative basis.

Equity-based compensation

Equity-based compensation provides employees a common interest with our investors to increase the value of our common stock. We have historically granted equity awards to our employees, including our named executive officers, in the form of stock options to purchase shares of our common stock. We believe that stock options, which are granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers, since stock options have value only if the stock price increases over time. In addition, stock options help retain key employees because they typically cannot be fully exercised until vested or, to the extent they are exercised prior to vesting, are subject to a right of repurchase until vested. Any unexercised options are forfeited if the employee leaves the employ of the company. We believe that the vesting provision also helps focus our employees on long-term performance.

As a private company that did not grant equity awards to senior management on a regular basis, we did not adopt a policy around the timing of our equity awards. After we become a publicly held company, we anticipate adopting a policy for making annual refresh awards to senior management, and that equity awards would otherwise be made throughout the year to new hires and upon promotions or similar events.

Summary compensation table—2013

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our principal executive officer and the two most highly-compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of December 31, 2013. These individuals were our named executive officers for fiscal 2013.

		Salary	Bonus		Option awards	Non-equity incentive plan compensation		All other compensation	Total
Name and principal position	Year	($)	($)		($)(1)	($)		($)(2)	($)

Omar Hussain
President & Chief Executive Officer	2013	$260,000	$16,744	(3)	$414,465	$236,821	(4)	$324	$928,354

Jeffrey Kalowski
Chief Financial Officer	2013	$200,000	$10,465	(3)	$193,417	$148,013	(4)	$324	$552,219

Thomas Brigiotta
Senior VP Worldwide Sales	2013	$230,000	–		$193,417	$266,068	(5)	$324	$689,809

(1)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to the named executive officer in 2013, calculated in accordance with ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

(2)	The amounts reported in the All other compensation column represent payments for certain life insurance premiums.

(3)	The amounts reported represent discretionary bonuses payable for performance in connection with the initial public offering.

(4)	The amounts reported represent non-equity incentive compensation payable for corporate performance.

(5)	Consists of $236,068 paid or payable in connection with his variable commissions plan and $30,000 paid or payable in connection with his quarterly incentive program. Mr. Brigiotta is eligible to earn up to an additional $10,000 under his quarterly incentive program for performance during the fourth quarter of 2013, subject to completion of our external audit in the first quarter of 2014.

Outstanding equity awards at fiscal year-end table—2013

The following table provides information with respect outstanding stock options held by each of our named executive officers as of December 31, 2013.

	Option awards(1)
Name	Vesting commencement date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date

Omar Hussain(2)	10/1/2005	(4)	547,500	—	$0.38	5/3/2016
	5/4/2006	(4)	60,000	—	0.38	5/3/2016
	2/13/2008	(4)	200,000	—	0.93	2/12/2018
	2/13/2008	(4)	58,187	—	0.93	9/11/2018
	9/30/2011	(5)	164,582	—	1.28	9/29/2021
	11/6/2013		150,000	—	5.32	11/5/2023
Jeffrey Kalowski	12/11/2012		25,000	—	2.10	12/10/2022
	11/6/2013		70,000	—	5.32	11/5/2023
Thomas Brigiotta	9/3/2008	(3)	236,282	—	0.93	9/11/2018
	6/30/2010	(6)	15,842	—	0.93	9/28/2020
	12/11/2012		20,000	—	2.10	12/10/2022
	11/6/2013		70,000	—	5.32	11/5/2023

(1)	Each stock option was granted pursuant to our Amended and Restated 2002 Stock Option and Incentive Plan, or our 2002 Plan, and is subject to an early exercise provision and is immediately exercisable. Early-exercised options are subject to repurchase by us at the original exercise price, which right lapses pursuant to the option’s vesting schedule. Unless otherwise described in the footnotes below, the shares of common stock subject to such stock options will vest monthly over a four-year period at the rate of 2.083% per month, commencing on the one-month anniversary of the vesting commencement date, subject in each case to continued service with the company through such vesting date.

(2)	Pursuant to a court-approved divorce agreement, Mr. Hussain transferred a portion of each of the reported awards (other than the award with a vesting commencement date in 2013) to his former spouse. With respect to the stock options with vesting commencement dates prior to 2011, Mr. Hussain has transferred 50% of each such stock option to his former spouse and, with respect to the stock option with a vesting commencement date in 2011, Mr. Hussain has transferred 52,287.5 shares subject to such stock option to his former spouse. After taking into account such transfer, Mr. Hussain holds options to purchase 695,138 shares of common stock and Mr. Hussain’s former spouse holds options to purchase 485,131 shares of common stock.

(3)	The vesting has been met and this stock option is fully vested and exercisable.

(4)	As noted in footnote 2 above, 50% of this stock option has been transferred to Mr. Hussain’s former spouse.

(5)	This stock option vests with respect to 25% of the shares subject to the stock option on the first anniversary of the vesting commencement date and 2.083% of the shares subject to the stock option on each one-month anniversary thereafter until fully vested, subject in each case to continued service with the company through such vesting date. As noted above, 52,287.5 shares subject to this stock option have been transferred to Mr. Hussain’s former spouse.

(6)	This stock option vests with respect to 6.25% of the shares subject to the stock option on the three-month anniversary of the vesting commencement date and 2.083% of the shares subject to the stock option on each one-month anniversary thereafter until fully vested, subject in each case to continued service with the company through such vesting date.

Executive employment arrangements

Mr. Hussain. In                      2014, we entered into an employment agreement with Mr. Hussain for the position of President and Chief Executive Officer. Mr. Hussain currently receives a base salary of $350,000, which may be adjusted at the discretion of the compensation committee. Mr. Hussain is also eligible to participate in an annual bonus plan. Mr. Hussain is eligible to participate in our employee benefit plans, to the extent he is eligible for such plans.

Mr. Kalowski. In                      2014, we entered into an employment agreement with Mr. Kalowski for the position of Chief Financial Officer. Mr. Kalowski currently receives a base salary of $275,000, which may be adjusted at the discretion of the compensation committee. Mr. Kalowski is also eligible to participate in an annual bonus plan. Mr. Kalowski is eligible to participate in our employee benefit plans, to the extent he is eligible for such plans.

Mr. Brigiotta. In                      2014, we entered into an employment agreement with Mr. Brigiotta for the position of Senior Vice President, Worldwide Sales. Mr. Brigiotta currently receives a base salary of $270,000, which may be adjusted at the discretion of the compensation committee. Mr. Brigiotta is also eligible to participate in an annual commission plan. Mr. Brigiotta is eligible to participate in our employee benefit plans, to the extent he is eligible for such plans.

Payments provided upon termination of employment not in connection with change in control

Under the terms of the employment agreements with our named executive officers, if we terminate the named executive officer’s employment for any reason other than for cause, death or disability, or the named executive officer terminates his employment with us for good reason, the named executive officer will be entitled to receive the following payments and benefits:

•

an amount equal to one times, in the case of Messrs. Hussain and Kalowski, and 0.5 times, in the case of Mr. Brigiotta, the sum of (i) his then-current annual base salary and (ii) such executive’s target bonus for the fiscal year in which the employment termination occurs; and

•

in the case of Messrs. Hussain and Kalowski, all stock options or other stock-based awards with time-based vesting held by such officer shall immediately accelerate and become fully exercisable and nonforfeitable as of the date of termination; and

•

if the named executive officer was participating in our group health plan immediately prior to the date of termination and elects COBRA continuation, monthly cash payments in an amount equal to the monthly employer contribution that we would have made to provide health insurance to the named executive officer if he had remained employed with us until the earlier of 12 months following the date of termination in the case of Messrs. Hussain and Kalowski and six months following the date of termination in the case of Mr. Brigiotta or the end of the named executive officer’s COBRA health continuation period.

Such amounts shall be paid out in substantially equal installments in accordance with our payroll practice over 12 months or six months, as applicable, commencing within 60 days after the date of termination. The payment of any such severance compensation is subject to the named executive officer’s execution and non-revocation of a separation agreement containing, among other things, a general release of claims in favor of us and related person and entities and confidentiality, return of property and non-disparagement provisions.

Payments provided upon a change in control

Under the terms of the employment agreements we have entered into with our named executive officers, upon a change in control, all stock options or other stock-based awards with time-based vesting held by Messrs. Hussain and Kalowski shall immediately accelerate and become fully exercisable and nonforfeitable as of the date of the change in control. In addition, if the named executive officer terminates his employment for good reason or if we terminate his employment without cause, in either case on or within 12 months following a change in control, the named executive officer will be entitled to receive the following payments and benefits in lieu of, and not in addition to, the severance payments and benefits described above.

•

an amount equal to 1.5 times, in the case of Messrs. Hussain and Kalowski, and one times, in the case of Mr. Brigiotta, the sum of (i) his then-current annual base salary (or the annual base salary in effect immediately prior to the change in control, if higher) and (ii) such executive’s target bonus for the fiscal year in which the change in control occurs;

•

in the case of Mr. Brigiotta, all stock options or other stock-based awards with time-based vesting held by Mr. Brigiotta shall immediately accelerate and become fully exercisable and nonforfietable as of the date of termination; and

•

if the named executive officer was participating our group health plan immediately prior to the date of termination and elects COBRA continuation, monthly cash payments in an amount equal to the monthly employer contribution that we would have made to provide health insurance to the named executive officer if he had remained employed with us until the earlier of 18 months following the date of termination in the case of Messrs. Hussain and Kalowski and 12 months following the date of termination in the case of Mr. Brigiotta or the end of the named executive officer’s COBRA health continuation period.

The payment of any such severance compensation is subject to the named executive officer’s execution and non-revocation of a separation agreement containing, among other things, a general release of claims in favor of us and related person and entities and confidentiality, return of property and non-disparagement provisions.

Definitions

For purposes of the employment agreements with the named executive officers, “cause” means:

•	the commission by the named executive officer of any felony, any crime involving us, or any crime involving fraud, moral turpitude or dishonesty or fraud;

•

breach of any material provision of any invention and non-disclosure agreement or non-competition and non-solicitation agreement with us, which breach is not cured within 10 days written notice thereof;

•	any intentional misconduct or gross negligence on the named executive officer’s part which has a material adverse effect on our business or reputation; or

•	the named executive officer’s repeated and willful failure to perform the duties, functions and responsibilities of such officer’s position after a written warning from us.

A termination of employment without cause shall not be deemed to exist solely as a result of the named executive officer being an employee of any direct or indirect successor to our business or assets, rather than continuing as an employee of us following a change in control.

For purposes of the employment agreements, “change in control” means:

•	the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity;

•

a merger, reorganization or consolidation pursuant to which the holders of our outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction;

•	the sale of all of our stock an unrelated person, entity or group thereof acting in concert; or

•

any other transaction in which the owners of our outstanding voting power immediately prior to such transaction do not own at least a majority of our outstanding voting power or the voting power of any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from us.

For purposes of the employment agreements, a named executive officer is considered “disabled” if, as a result of such executive’s incapacity due to physical or mental illness, the executive shall have been absent from his duties to us on a full-time basis for 180 calendar days in the aggregate in any 12-month period.

For purposes of the employment agreements, “good reason” means that the named executive officer has complied with the “good reason process” following the occurrence of any of the following events without his consent:

•	a material diminution in the named executive officer’s position, responsibilities, authority or duties;

•

a material diminution in the named executive officer’s base salary except for across-the-board salary reductions based on our financial performance similarly affecting all or substantially all senior management employees; or

•	a material change in the geographic location at which the named executive officer provides services to us, not including business travel and short-term assignments.

For purposes of the employment agreements, “good reason process” means:

•	the named executive officer reasonably determines in good faith that a good reason condition has occurred;

•	the named executive officer notifies us in writing of the first occurrence of the good reason condition within 60 days of the first occurrence of such condition;

•	the named executive officer cooperates in good faith with our efforts, for a period not less than 30 days following such notice, or the Cure Period, to remedy the condition

•	notwithstanding such efforts, the good reason condition continues to exist; and

•

the named executive officer terminates his employment within 60 days after the end of the Cure Period. If we cure the good reason condition during the Cure Period, good reason shall be deemed not to have occurred.

Director compensation

The following table provides information for the year ended December 31, 2013 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of that year. In the year ending December 31, 2013, we did not pay any fees or other cash compensation to our non-employee directors.

Historically, we have compensated our independent, non-employee directors through the grant of stock options, which vest in 16 equal quarterly installments following the vesting commencement date. Each non-employee director affiliated with one of our principal stockholders has not and does not receive any compensation from us for his service as a director.

Name	Option awards(1)(2) ($)	Total ($)

David Barrett	—	—
John Blaeser(3)	—	—
Dr. John Halamka(4)	$140,700	$140,700
Paul Maeder	—	—
Robert McCashin(5)	—	—
David Orfao	—	—
Rodger Weismann(6)	$143,850	$143,850

(1)	The amounts reported represent the aggregate grant date fair value of the stock options awarded to our directors in 2013, calculated in accordance with ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

(2)	Each stock option was granted pursuant to our 2002 Plan and is subject to an early exercise provision and is immediately exercisable. Early-exercised options are subject to repurchase by us at the original exercise price, which right lapses pursuant to the option’s vesting schedule. The shares of common stock subject to each director stock option vests in 16 equal quarterly installments following the vesting commencement date, subject to continued service through each such date. The vesting commencement dates for the outstanding awards held by Mr. Blaeser, Dr. Halamka and Mr. Weismann are February 4, 2011, February 5, 2013 and February 7, 2013, respectively.

(3)	As of December 31, 2013, Mr. Blaeser held 8,750 shares of unvested stock subject to our right of repurchase.

(4)	Dr. Halamka joined the board of directors in February 2013. As of December 31, 2013, Dr. Halamka held an unexercised option to purchase 105,000 shares of common stock.

(5)	Mr. McCashin resigned from our board of directors in February 2013. In connection with such resignation, his stock option was amended to permit him to exercise his stock option until the earlier of two years following the date of termination of his business relationship with us and the expiration date of the option. As of December 31, 2013, Mr. McCashin held an unexercised option to purchase 100,000 shares of common stock. Mr. McCashin’s option is fully vested.

(6)	Mr. Weismann joined our board of directors in February 2013. As of December 31, 2013, Mr. Weismann held 85,314 shares of unvested stock subject to our right of repurchase.

Our board of directors has adopted a non-employee director compensation policy, effective as of the closing of this offering, that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber non-employee directors. Under the policy, all non-employee directors will be paid cash compensation from and after the completion of this offering, as set forth below. Annual retainers for the chairmen of the committees of our board of directors are in addition to the annual retainers for members of our board of directors and its committees. In addition to the compensation set forth below, the non-employee directors shall also receive an additional $1,000 for participation in each special meeting of our board of directors.

Annual Retainer

Board of Directors:
All non-employee members	$25,000

Audit Committee:
Chairman	$7,500
Non-Chairman members	$7,500

Compensation Committee:
Chairman	$5,000
Non-Chairman members	$5,000

Nominating and Corporate Governance Committee:
Chairman	$4,500
Non-Chairman members	$3,000

On the date of the annual meeting of stockholders, each continuing non-employee director who has served on the board of directors for the previous six months will be eligible to receive an annual equity grant for such number of shares of common stock as equal to $75,000 divided by the market price per share on the date of such Annual Grant, issued at market price that vests quarterly over one year.

Compensation risk assessment

In establishing and reviewing our compensation philosophy and programs, we consider whether such programs encourage unnecessary or excessive risk taking. We believe that our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Equity compensation plans and other benefit plans

2014 Stock Option and Incentive Plan

Our 2014 Stock Option and Incentive Plan, or our 2014 Plan, was adopted by our board of directors and approved by our stockholders in              2014 and will become effective immediately prior to the completion of this offering. The 2014 Plan will replace the 2002 Plan as our board of directors has determined not to make additional awards under the 2002 Plan following the completion of our initial public offering. The 2014 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and other key persons (including consultants).

We have initially reserved             shares of our common stock for the issuance of awards under the 2014 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2014 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards from the 2014 Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2014 Plan and the 2002 Plan will be added back to the shares of common stock available for issuance under the 2014 Plan.

Stock options and stock appreciation rights with respect to no more than             shares of stock may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one individual under the 2014 Plan is             shares of stock or $         in the case of cash-based awards. The maximum number of shares that may be issued as incentive stock options may not exceed              shares of stock.

The 2014 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Plan. Persons eligible to participate in the 2014 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants) as selected from time to time by our compensation committee in its discretion.

The 2014 Plan permits the granting of both (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2014 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants that entitle the recipient to receive share awards of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine. Our compensation committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2014 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2014 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total stockholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is             shares of common stock with respect to a stock-based award and $             with respect to a cash-based award.

The 2014 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2014 Plan, in the event that all awards are not assumed or continued or substituted by the successor entity, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions, shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the compensation committee and all awards granted under the 2014 Plan shall terminate. In addition, in connection with the termination of the 2014 Plan upon a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2014 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2014 Plan require the approval of our stockholders.

No awards may be granted under the 2014 Plan after the date that is 10 years from the date of stockholder approval of the 2014 Plan. No awards under the 2014 Plan have been made prior to the date hereof.

Amended and Restated 2002 Stock Option and Incentive Plan

Our 2002 Plan was adopted by our board of directors on February 13, 2002 and approved by our stockholders on February 14, 2002. The 2002 Plan was amended and restated on December 13, 2011. Under the 2002 Plan, we have reserved for issuance an aggregate of 11,741,020 shares of our common stock. The number of common stock reserved for issuance is subject to adjustment in the event of a stock split, stock dividend, merger, consolidation or other change in our capitalization or event.

The shares we issue under the 2002 Plan will be authorized but unissued shares or treasury shares. The shares of common stock underlying any awards that expire or are terminated, surrendered or forfeited are added to the shares of common stock available for issuance under the 2002 Plan. Upon the completion of this offering, such shares will instead be added to the shares of common stock available for issuance under the 2014 Plan.

Our board of directors has acted as administrator of the 2002 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2002 Plan. Persons eligible to participate in the 2002 Plan are those employees, officers, directors, consultants and advisors of the Company and its subsidiaries as selected from time to time by the administrator in its discretion.

The 2002 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised. In addition, the 2002 Plan permits the granting of restricted shares of common stock and other stock-based awards, including stock appreciation rights, phantom stock awards and stock units.

The 2002 Plan provides that upon the occurrence of an “acquisition” as defined in the 2002 Plan, all outstanding stock options will terminate at the effective time of such sale event, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2002 Plan and all options issued thereunder in connection with a sale event, the optionees will be provided an opportunity to exercise their options prior to the consummation of the sale event. The administrator has the right to provide for cash payment to holders of vested options in an amount equal to the difference between the per share cash consideration and the exercise price of such options. Restricted stock will be forfeited immediately prior to the effective time of an acquisition unless such awards are assumed or continued by the successor entity. In the event that the shares of restricted stock are forfeited in connection with an acquisition, such shares of restricted stock shall be repurchased at a price per share equal to the original per share purchase price.

No awards may be granted under the 2002 Plan after the date that is 10 years from the date the 2002 Plan, as amended and restated, was adopted by the board of directors. Our board of directors has determined not to make any further awards under the 2002 Plan following the completion of this offering. Following the completion of this offering, we expect to make future awards under the 2014 Plan.

Our board of directors has also adopted the Sub-Plan for UK Employees to the 2002 Plan, or the UK Sub-Plan, to apply to grants made to employees who are also residents of the United Kingdom, or the UK Service Providers. The UK Sub-Plan allows us to grant options and other equity interests to the UK Service Providers under the 2002 Plan under similar terms to those in the 2002 Plan.

2014 Employee Stock Purchase Plan

In                     2014, our board of directors adopted and our stockholders approved the Employee Stock Purchase Plan, or our ESPP. The ESPP authorizes the issuance of up to a total of                      shares of stock to participating employees. The number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

All employees who we have employed for at least six months and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of stock is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering will begin on the date of the closing of this offering and will end on                     , 201 . Each eligible employee as of the date of the closing of the offering will be deemed to be a participant in the ESPP at that time and must authorize payroll deductions or other contributions by submitting an enrollment form by the end of such offering. Subsequent offerings will usually begin on each                      and                      and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any subsequent offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to             % of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than                      shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of stock, valued at the start of the offering period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of ordinary shares that are authorized under the ESPP and certain other amendments require the approval of our shareholders.

Senior Executive Cash Incentive Bonus Plan

In             2014, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to corporate, financial and operational measures or objectives, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be (1) measured in absolute terms or compared to any incremental increase, (2) measured in terms of growth, (3) compared to another company or companies or to results of a peer group, (4) measured against the market as a whole and/or compared to applicable market indices and/or (5) measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and the company, an executive officer must be employed by the company on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees in the United States with an opportunity to save for retirement on a tax-advantaged basis. We may provide matching and discretionary contributions. For the year-ended December 31, 2013, we committed to make a one-time discretionary matching contribution equal to 25% of the contributions each participant made. This contribution will be made in the first quarter of 2014, up to 6% of each such participant’s compensation. Effective January 1, 2014, we have increased the matching contribution to 50% of the contributions each participant makes to the plan, up to 6% of such participant’s compensation, per payroll period. All participants’ interests in their contributions are 100% vested when contributed. Any employer contributions vest over a four-year period. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code.

Other compensation

We currently maintain broad-based benefits that are provided to all employees, including health insurance, life and disability insurance and dental insurance.

Certain relationships and related party transactions

Other than compensation arrangements, we describe below transactions and series of similar transactions since January 1, 2011, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Investor rights agreement

We have entered into an agreement with the holders of our preferred stock, pursuant to which these stockholders will have, among other things, registration rights under the Securities Act with respect to the common stock that they will hold following the completion of this offering and the conversion of all of our outstanding shares of preferred stock into common stock. See “Description of capital stock—Registration rights” for a further description of the terms of this agreement.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Policies for approval of related person transactions

Our board of directors reviews and approves transactions with directors, officers, and holders of 5% or more of our voting securities and their affiliates, each, a related person. Prior to this offering, prior to our board of directors’ consideration of a transaction with a related person, the material facts as to the related person’s relationship or interest in the transaction were disclosed to our board of directors, and the transaction was not approved by our board of directors unless a majority of the directors who were not interested in the transaction approved the transaction. Our current policy with respect to approval of related person transactions is not set forth in writing.

We have adopted a related person transaction policy that will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to this policy, our audit committee shall review the material facts of all related person transactions. The audit committee shall take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unrelated third-party under the same or similar circumstances and the extent of the related person’s interest in the related person transaction.

Principal stockholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of December 31, 2013, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person known by us to be the beneficial owner of more than 5% of our capital stock;
•	our named executive officers;
•	each of our other directors; and
•	all executive officers and directors as a group.

To the extent that the underwriters sell more than                 shares in this offering, the underwriters have the option to purchase up to an additional             shares at the initial public offering price less the underwriting discount.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 26,501,499 shares of common stock deemed to be outstanding as of December 31, 2013, assuming the conversion of all outstanding shares of preferred stock into common stock. This table also lists applicable percentage ownership based on                 shares of common stock assumed to be outstanding after the completion of the offering. Options to purchase shares of common stock and warrants that are exercisable for common stock and convertible into shares of common stock, in each case, that are exercisable within 60 days of December 31, 2013 are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each beneficial owner is c/o Imprivata, Inc., 10 Maguire Road, Building 1, Suite 125, Lexington, MA 02421.

	Shares beneficially owned prior to offering		Shares beneficially owned after the offering
Name of beneficial owner	Number	Percentage	Number	Percentage

5% stockholders
Entities affiliated with General Catalyst Group II, L.P.(1)	6,697,623	25.3%
Entities affiliated with Highland Capital Partners VI Limited Partnership(2)	6,697,623	25.3%
Entities affiliated with Polaris Venture Partners III, L.P.(3)	6,697,623	25.3%

Directors and executive officers
Omar Hussain(4)	915,940	3.5%
Jeffrey Kalowski(5)	545,027	2.1%
David Ting(6)	1,175,007	4.4%
David Barrett(7)	6,697,623	25.3%
John Halamka(8)	105,000	*
John Blaeser	151,743	*
David Orfao(9)	6,697,623	25.3%
Paul Maeder(10)	6,697,623	25.3%
Rodger Weismann	105,000	*
Christopher Shaw(11)	513,000	1.9%
Tom Brigotta(12)	542,124	2.0%
All directors and executive officers as a group (11 individuals)(13)	24,145,710	91.1%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of shares of common stock issuable upon the conversion of (i) 129,779 shares of Series A preferred stock, (ii) 65,905 shares of Series B preferred stock and (iii) 41,859 shares of Series C preferred stock held by GC Entrepreneurs Fund II, L.P.; and shares of common stock issuable upon the conversion of (i) 3,603,607 shares of Series A preferred stock, (ii) 1,746,921 shares of Series B preferred stock and (iii) 1,109,552 shares of Series C preferred stock held by General Catalyst Group II, L.P. General Catalyst GP II, LLC is the general partner of General Catalyst Partners II, L.P., which is the general partner of each of GC Entrepreneurs Fund II, L.P and General Catalyst Group II, L.P. Each of David Fialkow, David Orfao and Joel Cutler is a Managing Director of General Catalyst GP II, LLC and may be deemed to share voting and investment power over the shares held of record by GC Entrepreneurs Fund II, L.P and General Catalyst Group II, L.P. The address for General Catalyst Group II, L.P. and its affiliates is 20 Cambridge Road, 4th Floor, Cambridge, MA 02138.

(2)	Consists of shares of common stock issuable upon the conversion of (i) 2,337,100 shares of Series A preferred stock, (ii) 1,134,602 shares of Series B preferred stock and (iii) 720,639 shares of Series C preferred stock held by Highland Capital Partners VI Limited Partnership (“Highland Capital VI”); shares of common stock issuable upon the conversion of (i) 1,280,551 shares of Series A preferred stock, (ii) 622,026 shares of Series B preferred stock and (iii) 395,078 shares of Series C preferred stock held by Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”); and shares of common stock issuable upon the conversion of (i) 115,735 shares of Series A preferred stock, (ii) 56,198 shares of Series B preferred stock and (iii) 35,694 shares of Series C preferred stock held by Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund” and together with Highland Capital VI and Highland Capital VI-B, the “Highland Investing Entities”). Highland Management Partners VI Limited Partnership (“HMP”) is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership (“HEF”) is the general partner of Highland Entrepreneurs’ Fund. Highland Management Partners VI, Inc. (“Highland Management” is the general partner of both HMP and HEF. Robert Davis, Paul Maeder, a member of our board of directors, Daniel Nova, Sean Dalton and Corey Mulloy are the managing directors of Highland Management (together, the “Managing Directors”). Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by the Highland Investing Entities. The principal business address for the Highland Entities is One Broadway, 16th Floor, Cambridge, MA 02142.

(3)

Consists of shares of common stock issuable upon the conversion of (i) 3,584,311 shares of Series A preferred stock, (ii) 1,741,343 shares of Series B preferred stock and (iii) 1,106,034 shares of Series C preferred stock held by Polaris Venture Partners III, L.P.; shares of common stock issuable upon the conversion of (i) 92,746 shares of Series A preferred stock, (ii) 44,435 shares of Series B preferred stock and (iii) 28,197 shares of Series C preferred stock held by Polaris Venture Partners Entrepreneurs’ Fund III, L.P.; and shares of common stock issuable upon the conversion of (i) 56,329 shares of Series A preferred stock, (ii) 27,048 shares of Series B preferred stock and (iii) 17,180 shares of Series C preferred stock held by Polaris Venture Partners Founders’ Fund III, L.P. Polaris Venture Management Co. III, L.L.C. is the general partner of Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs’ Fund III, L.P. and Polaris Venture Partners Founders’ Fund III, L.P. The managing members of Polaris Venture Management Co. III, L.L.C. are Terrance McGuire and Jonathan Flint, and as managing members of the general partner, they may be deemed to share voting and investment power over the shares held by Polaris Venture Partners III, L.P., Polaris Venture Partners Entrepreneurs’ Fund III, L.P. and Polaris Venture Partners Founders’ Fund III, L.P. The mailing address of Polaris Venture Partners III, L.P. and its affiliated entities is 1000 Winter Street, Suite 3350, Waltham, MA 02451.

(4)	Includes options to purchase 695,138 shares of common stock that are exercisable within 60 days of December 31, 2013. Does not include 220,801 shares of common stock and options to purchase 485,131 shares of common stock that are exercisable within 60 days of December 31, 2013, which shares and options were transferred to Mr. Hussain’s former spouse pursuant to a court-approved divorce agreement. Mr. Hussain currently holds voting power over these transferred shares due to a voting proxy, but this voting proxy will terminate upon the completion of this offering.

(5)	Includes options to purchase 95,000 shares of common stock that are exercisable within 60 days of December 31, 2013.

(6)	Includes options to purchase 455,351 shares of common stock that are exercisable within 60 days of December 31, 2013. Mr. Ting holds 250,000 shares of common stock in a family trust over which he is co-Trustee with his spouse, and with whom he shares voting and investment power over such securities.

(7)	All shares indicated as owned by Mr. Barrett are included because Mr. Barrett is a member of Polaris Venture Management Co. III, L.L.C., the general partner of the entities affiliated with Polaris Venture Partners III, L.P., and as such may be deemed to have voting and investment power with respect to the shares.

(8)	Includes options to purchase 105,000 shares of common stock that are exercisable within 60 days of December 31, 2013.

(9)	All shares indicated as owned by Mr. Orfao are included because Mr. Orfao is a Managing Director of General Catalyst GP II, LLC, the general partner of the entities affiliated with General Catalyst Group II, L.P. and may be deemed to share voting and investment power with respect to the shares.

(10)	All shares indicated as owned by Mr. Maeder are included because Mr. Maeder is a managing director of Highland Management, the general partner of the entities affiliated with Highland Capital Partners VI Limited Partnership, and as such may be deemed to share voting and investment power with respect to the shares.

(11)	Includes options to purchase 85,000 shares of common stock that are exercisable within 60 days of December 31, 2013.

(12)	Includes options to purchase 342,124 shares of common stock that are exercisable within 60 days of December 31, 2013.

(13)	Includes options to purchase 1,777,613 shares of common stock that are exercisable within 60 days of December 31, 2013.

Certain of our directors and officers and their family members are eligible to purchase shares of our common stock pursuant to the directed share program. The table above does not reflect any such purchases.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of                 shares of common stock, par value $0.001 per share, and                 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of December 31, 2013, 26,501,499 shares of our common stock were outstanding and held by 125 stockholders of record. This amount assumes the conversion of all of our outstanding shares of preferred stock into common stock, which will occur immediately prior to the completion of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Immediately prior to the completion of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be more favorable than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants and stock options

As of December 31, 2013, we had outstanding warrants to purchase 180,000 shares of common stock. These warrants have an exercise price of $0.73 per share and are exercisable anytime until the earlier of (1) May 9, 2014, or (2) the date that is two years following the date of the completion of this offering, at which point the warrants convert through automatic net exercise.

In addition, as of December 31, 2013, we had outstanding options to purchase 5,597,671 shares of our common stock under our 2002 Plan.

Registration rights

Upon the completion of this offering, the holders of 20,956,426 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investor rights agreement between us and the holders our Series A preferred stock, Series B preferred stock, and Series C preferred stock. The investor rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under these agreements will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Upon the completion of this offering, the holders of 20,956,426 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are entitled to demand registration rights. Under the terms of the investor rights agreement, we will be required, upon the written request of holders of 30% of these securities, to use our best efforts to file a registration statement and to effect the registration of all or a portion of these shares for public resale, provided that the shares for which registration has been requested have a reasonably anticipated aggregate offering price to the public of at least $5,000,000. We are required to effect only two registrations pursuant to this provision of the investor rights agreement. A demand for registration may not be made until 120 days after the completion of this offering.

Short form registration rights

Upon the completion of this offering, the holders of 20,956,426 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are also entitled to short form registration rights. Pursuant to the investor rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of any of these holders to sell registrable securities at an aggregate price of at least $1,000,000, we will be required to use our best efforts to affect a registration of such shares.

Piggyback registration rights

Upon the completion of this offering, the holders of 20,956,426 shares of our common stock, including shares issuable upon the conversion of preferred stock or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investor rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters determine in good faith that marketing factors require a limitation of the number of shares to be underwritten.

Indemnification

Our investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our certificate of incorporation provides for authorized             shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware general corporation law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Exchange listing

We have applied to list our common stock on the NYSE under the trading symbol “IMPR.”

Transfer agent and registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of December 31, 2013, upon the completion of this offering,                 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the periodic reporting requirements Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal                 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of December 31, 2013; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the applicable current public information provisions of Rule 144 and such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

All of our directors and executive officers and certain holders of our shares, who collectively held                 shares of common stock as of December 31, 2013, have signed a lock-up agreement which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives subject to certain exceptions set forth in “Underwriting.” J.P. Morgan Securities LLC and Piper Jaffray & Co. may in their joint discretion and at any time release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, J.P. Morgan Securities LLC and Piper Jaffray & Co. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Registration rights

Upon completion of this offering, the holders of                 shares of common stock or their transferees will be entitled to various rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of capital stock—Registration rights” for additional information.

Stock option plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of                 , 2014, we estimate that such registration statement on Form S-8 will cover approximately                 shares.

Certain material United States federal income tax considerations for non-U.S. holders

The following is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of our common stock to non-U.S. holders. It is not intended to be a complete analysis of all the U.S. federal income tax considerations that may be relevant to non-U.S. holders. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. There can be no assurance that the IRS will agree with such statements and conclusions or that any contrary position taken by the IRS would not be sustained by a court.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or under any U.S. federal gift or estate laws. In addition, this discussion does not address the potential application of the Medicare contribution tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	an integral part or controlled entity of a foreign sovereign;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	controlled foreign corporations or passive foreign investment companies;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	entities that are treated as partnerships for U.S. federal income tax purposes;

•	persons that receive our common stock in connection with the provision of services;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; or

•	persons who hold our common stock other than as a capital asset (generally, an asset held for investment purposes).

If a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. holder defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a share of common stock (other than a partnership or entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury regulations.

Distributions

We have not made any distributions on our common stock and do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock, which will be subject to tax as described in “Gain on disposition of common stock”, below.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 or successor form certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts withheld if you file an appropriate claim for refund with the IRS.

Gain on disposition of common stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes, or a “USRPHC”, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. Corporate non-U.S. holders described in the first bullet above may also be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which may be offset by U.S.-source capital losses (even though you are not considered a resident of the United States), provided that you have timely filed U.S. federal income tax returns with respect to such losses. You should consult any applicable income tax or other treaties, which may provide different rules.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding the disposition or your holding period for our common stock. If gain on the sale or other taxable disposition of our stock is ever subject to tax because we are a USRPHC, you would be subject to regular U.S. federal income tax with respect to such gain, generally in the same manner as a U.S. person.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8 or successor form. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally will impose a U.S. federal withholding tax on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA imposes a 30% withholding tax on dividends on or gross proceeds from the sale or other disposition of our common stock if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under FATCA, withholding on dividends of our stock will be required for payments made on or after July 1, 2014, and withholding on payments of gross proceeds from the sale or disposition of our stock will be required for payments made on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors should consult their tax advisors regarding the impact of this legislation on their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Piper Jaffray & Co.
William Blair & Company, LLC
Wells Fargo Securities, LLC
Stephens Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. At our request, the underwriters have reserved for sale, at the initial public offering price, up to         shares offered by this prospectus for sale to some of our directors, officers, employees and other individuals associated with us and members of their families through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over- allotment exercise	With fullover- allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Piper Jaffray & Co., for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock incentive plans.

Our directors and executive officers, and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions (including transfers as part of estate planning or distributions to such stockholders’ members, partners or stockholders), for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Piper Jaffray & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing/quotation on the NYSE under the symbol “IMPR”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) was implemented in that Relevant Member State (the ‘‘Relevant Implementation Date’’) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

Experts

The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-         ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read our filings with the Securities and Exchange Commission, including the registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Imprivata, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Imprivata, Inc.

Lexington, Massachusetts

We have audited the accompanying consolidated balance sheets of Imprivata, Inc. and subsidiary (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Imprivata, Inc and subsidiary as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 4, 2014

Imprivata, Inc. consolidated balance sheets

	December 31,		Pro forma December 31, 2013 (Note 1)
(in thousands, except per share amounts)	2012	2013

Assets

Current assets:
Cash and cash equivalents	$15,410	$13,284
Accounts receivable, net of allowances	16,566	19,754
Prepaid expenses and other current assets	1,519	2,541

Total current assets	33,495	35,579
Property and equipment, net	6,078	6,682
Goodwill	1,560	1,560
Intangible assets, net	2,521	2,000
Other assets	170	649

Total assets	$43,824	$46,470

Liabilities, redeemable convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$3,394	$3,586
Accrued expenses and other current liabilities	7,709	9,149
Current portion of capital lease obligations and long-term debt	276	313
Current portion of other long-term liabilities	243	249
Current portion of deferred revenue	18,285	25,084

Total current liabilities	29,907	38,381
Deferred revenue, net of current portion	3,471	3,490
Capital lease obligations, long-term debt and royalty obligations, net of current portion	780	410
Other long-term liabilities, net of current portion	1,436	1,181
Contingent purchase price liability	1,885	1,008

Total liabilities	37,479	44,470
Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.001 par value, 20,956,426 shares authorized, issued and outstanding at December 31, 2012 and 2013, no shares issued and outstanding, pro forma (liquidation value of $49,500 at December 31, 2013)	86,655	91,607
Stockholders’ deficit:
Common stock, $0.001 par value, 32,867,000 shares authorized at December 31, 2013; 4,681,048 and 5,382,423 shares issued and outstanding as of December 31, 2012 and 2013, respectively, shares issued and outstanding, pro forma.	5	5
Additional paid-in capital	—	—
Accumulated other comprehensive loss	(42)	(145)
Accumulated deficit	(80,273)	(89,467)

Total stockholders’ deficit	(80,310)	(89,607)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$43,824	$46,470

The accompanying notes are an integral part of these consolidated financial statements.

Imprivata, Inc. consolidated statements of operations

	Year ended December 31,
(in thousands, except per share amounts)	2011	2012	2013

Revenue
Product	$22,958	$29,992	$39,124
Maintenance and services	18,462	24,032	31,987

Total revenue	41,420	54,024	71,111

Cost of revenue
Product	4,381	6,855	7,849
Maintenance and services	4,443	6,563	11,020

Total cost of revenue	8,824	13,418	18,869

Gross profit	32,596	40,606	52,242

Operating expenses
Research and development	7,890	12,322	19,609
Sales and marketing	17,728	22,473	30,538
General and administrative	4,195	4,564	7,619

Total operating expenses	29,813	39,359	57,766

Income (loss) from operations	2,783	1,247	(5,524)

Other income (expense)
Interest and other income (expense), net	68	(90)	109

Income (loss) before income taxes	2,851	1,157	(5,415)
Income taxes	129	109	108

Net income (loss)	2,722	1,048	$(5,523)
Accretion of redeemable convertible preferred stock	(4,973)	(4,957)	(4,952)

Net loss attributable to common stockholders	$(2,251)	$(3,909)	$(10,475)

Net loss per share attributable to common stockholders
Basic and diluted	$(0.69)	$(0.91)	$(2.08)

Weighted average common shares outstanding used in computing net loss per share attributable to common stockholders
Basic and diluted	3,283	4,302	5,039

Pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma weighted average common shares outstanding, basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

Imprivata, Inc. consolidated statements of comprehensive

income (loss)

	Year ended December 31,
(in thousands)	2011	2012	2013

Net income (loss)	$2,722	$1,048	$(5,523)

Other comprehensive income (loss):
Foreign currency translation adjustments	(52)	144	(103)

Comprehensive income (loss)	$2,670	$1,192	$(5,626)

The accompanying notes are an integral part of these consolidated financial statements.

Imprivata, Inc. consolidated statements of stockholders’ deficit

	Common stock par value, $0.001		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
(in thousands)	Shares	Amount

Balance—January 1, 2011	2,957	$3	$—	$(134)	$(74,834)	$(74,965)
Accretion of redeemable convertible preferred stock to redemption value			(435)		(4,538)	(4,973)
Exercise of common stock options, net of repurchase of shares for statutory withholding	1,067	1	88		(599)	(510)
Stock-based compensation expense			347			347
Net income					2,722	2,722
Other comprehensive income (loss)				(52)		(52)

Balance—December 31, 2011	4,024	4	—	(186)	(77,249)	(77,431)
Accretion of redeemable convertible preferred stock to redemption value			(885)		(4,072)	(4,957)
Exercise of common stock options	657	1	435			436
Stock-based compensation expense			450			450
Net income					1,048	1,048
Other comprehensive income (loss)				144		144

Balance—December 31, 2012	4,681	5	—	(42)	(80,273)	(80,310)
Accretion of redeemable convertible preferred stock to redemption value			(1,281)		(3,671)	(4,952)
Exercise of common stock options	701	—	641			641
Stock-based compensation expense			640			640
Net loss					(5,523)	(5,523)
Other comprehensive income (loss)				(103)		(103)

Balance—December 31, 2013	5,382	$5	$—	$(145)	$(89,467)	$(89,607)

The accompanying notes are an integral part of these consolidated financial statements.

Imprivata, Inc. consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2011	2012	2013

Cash flows from operating activities:
Net income (loss)	$2,722	$1,048	$(5,523)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization expense	842	1,082	2,397
Provision for doubtful accounts	(88)	84	61
Stock-based compensation	347	450	640
Loss on disposal of fixed assets	3	16	80
Change in value of contingent purchase price liability	227	(431)	(877)
Changes in operating assets and liabilities
Accounts receivable	(3,317)	(5,534)	(3,248)
Prepaid expenses and other current assets	348	(658)	(1,124)
Other assets	—	(48)	(6)
Deferred revenue	3,780	5,715	6,818
Accounts payable	341	2,087	47
Accrued expenses and other current liabilities	1,987	592	1,836
Other liabilities	—	1,679	(353)

Net cash provided by operating activities:	7,192	6,082	748

Cash flows from investing activities:
Purchases of property and equipment	(565)	(4,191)	(3,413)
Restricted cash	—	—	97
Acquisition of a business	(200)	—	—

Net cash used in investing activities	(765)	(4,191)	(3,316)

Cash flows from financing activities
Repayments for capital lease obligations and long-term debt	(219)	(138)	(317)
Increase in long-term debt	10	326	—
Deferred offering costs	—	—	(20)
Payment of withholding taxes associated with net settlement of option exercises	(599)	—	—
Proceeds from exercise of stock options	88	436	916

Net cash (used in) provided by financing activities	(720)	624	579

Effect of exchange rates on cash and cash equivalents	(73)	217	(137)

Net (decrease) increase in cash and cash equivalents	5,634	2,732	$(2,126)
Cash and cash equivalents, beginning of year	7,044	12,678	15,410

Cash and cash equivalents, end of year	$12,678	$15,410	$13,284

Supplemental cash flow data
Interest paid in cash	$18	$7	$51

Taxes paid in cash	$83	$123	$156

Supplemental disclosures of non-cash investing and financing activities
Equipment purchases under capital leases	$—	$693	$114

Accrued property and equipment purchases	$—	$1,027	$56

Accretion of preferred stock	$4,973	$4,957	$4,952

The accompanying notes are an integral part of these consolidated financial statements.

Imprivata, Inc.

Notes to consolidated financial statements

1. Organization and business

(a) Nature of business

Imprivata, Inc. (the “Company”) provides authentication and access management technology solutions primarily for the healthcare industry. The Company’s flagship product Imprivata OneSign, is an integrated enterprise single sign-on, authentication management and workflow automation platform that addresses multiple security and productivity challenges faced by hospitals and other healthcare organizations. By enabling fast, secure access to healthcare information technology systems, the Company believes that its solutions save clinicians significant time to focus on patient care, increase their productivity and satisfaction, and help healthcare organizations comply with privacy and security regulations.

The Company was incorporated in the State of Delaware in May 2001.

(b) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is subject to a number of risks. Principal among these risks are dependence on key individuals, competition from substitute products and larger companies, the successful development and marketing of its products, and recruitment of key personnel. The Company has funded its operations to date primarily from the issuance of redeemable convertible preferred stock and the sale of its products and services. Management believes the Company has sufficient cash and availability under its letter of credit to sustain operations through at least the next 12 months.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Imprivata International Limited, and its wholly owned subsidiary Imprivata UK Limited. All intercompany balances and transactions have been eliminated in consolidation.

(c) Immaterial corrections of prior period amounts

During 2013, the Company identified certain errors in its previously issued financial statements for the years ended December 31, 2011 and 2012, which have been corrected in the accompanying financial statements. These included:

•

In the year ended December 31, 2008, the Company did not record an indirect tax liability and related expense associated with the sale of its products in a foreign jurisdiction. This resulted in understated Accrued expenses and other current liabilities and an understatement of Accumulated deficit of $200,000 as of December 31, 2012.

•

In the four year period from January 1, 2009 through December 31, 2012, the Company did not record an annual royalty liability and related expense which was owed under one of its agreements. This resulted in understated Accrued expenses and other current liabilities of $150,000 and $200,000 as of December 31, 2011 and 2012 and a $50,000 understatement of Cost of product revenue in each of the two years then ended.

•

The Company reclassified from Prepaid expenses and other current assets to Cash and cash equivalents as of December 31, 2011 and 2012, $50,000 of cash that previously was incorrectly believed to be restricted.

•

The Company also made certain correcting reclassifications between revenue and expense line items for the year ended December 31, 2012 the net effects of which decreased Product revenue by $1,000, increased Maintenance and services revenue by $48,000 and increased Sales and marketing expenses by $47,000.

•

Although the amount of depreciation expense recorded in income statement was correct, the amount disclosed and used in the statements of cash flows to arrive at Cash flow provided by Operations was understated by $56,000 for the year ended December 31, 2012. These errors were offset in each year by an understatement of capital expenditures of the same amount in the Investing section of the statement of cash flows.

(d) Subsequent events

Management has evaluated subsequent events through March 4, 2014, the date on which these financial statements were issued.

In January 2014, the Company amended the lease agreement for its corporate headquarters in Lexington, Massachusetts. Under the terms of this amended lease agreement, the Company increased its leased space from 60,000 square feet to 72,000 square feet. The total base rental payments for the additional space are approximately $1.5 million. The expiration date of the amendment coincides with the expiration date of the original lease and may be terminated, subject to a termination fee, in accordance with the terms of prior amendments, as described in Note 11 “Commitments and Contingencies”.

In January 2014, the Company entered into a $387,000 term loan to finance the purchase of software licenses and associated maintenance. The term loan bears an interest rate of 6.5% and matures in May 2016.

In January 2014, the Company entered into a capital lease to finance the purchase of $147,000 of information technology equipment. The capital lease arrangement bears an interest rate of 5.5% and matures in January 2017.

In February 2014, the Company modified its revolving credit agreement that had expired in October 2013. The revolving credit agreement now provides for borrowings of up to $10.0 million based primarily on accounts receivable, and is subject to certain financial covenants requiring the Company to maintain minimum levels of liquidity. The credit facility matures in February 2015. Outstanding borrowings accrue interest at the Wall Street Journal published prime rate plus 0.75%. Significantly all of the assets of the Company are pledged as collateral.

In February 2014, the Company entered into a capital lease to finance the purchase of $360,000 of information technology equipment. The capital lease arrangement bears an interest rate of 3.3% and has a 36 month term.

(e) Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from the Company’s estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be affected. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis. The most significant estimates relate to the timing and amounts of revenue recognized, deferred tax valuation allowances, valuation of contingent consideration, warranty obligations, uncollectible accounts and stock-based compensation.

(f) Foreign currency

The Company’s wholly owned subsidiary, Imprivata International, Inc., had one subsidiary and four branches operational during 2013. The subsidiary and branches use the local currency as the functional currency. The Company translates the assets and liabilities of its foreign operations into U.S. dollars based on the rates of exchange in effect as of the balance sheet date. Revenues and expenses are translated into U.S. dollars using average exchange rates for each period. The resulting adjustments from the translation process are included in accumulated other comprehensive income in the accompanying consolidated balance sheets.

Certain transactions of the Company are settled in foreign currency, and are thus translated to U.S. dollars at the rate of exchange in effect at the end of each month. Gains (losses) resulting from the translation are included in other income (expense) in the accompanying consolidated statements of operations and were a gain of $107,000, a loss of $77,000 and a gain of $229,000, respectively.

(g) Unaudited pro forma consolidated balance sheet

Upon the completion of the initial public offering contemplated by the Company, all of the outstanding shares of redeemable convertible preferred will convert into 20,956,426 shares of common stock. The unaudited pro forma consolidated balance sheet as of             has been prepared assuming the conversion of convertible preferred stock into common stock.

2. Summary of significant accounting policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the footnotes.

(a) Cash, cash equivalents and restricted cash

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents consist principally of money market accounts at December 31, 2012 and 2013.

Restricted cash

At December 31, 2012, the Company had an open letter of credit (“LOC”) with a financial institution totaling $97,000 that was being used as collateral for the Company’s facility lease in Lexington, Massachusetts. The letter of credit was secured by a certificate of deposit held at the same financial institution and is included in other assets in the accompanying consolidated balance sheets.

During 2013, the Company was informed by the bank holding the LOC that the certificate of deposit was no longer required as collateral for the LOC. The certificate of deposit has been reclassified to cash and cash equivalents in the accompanying consolidated balance sheets and in the cash used in investing activities in the accompanying consolidated statements of cash flows as of December 31, 2013.

(b) Reserve accounts

Allowance for doubtful accounts and sales returns

The allowance for doubtful accounts and sales returns is the Company’s best estimate of the amount of probable credit losses and returns in the Company’s existing accounts receivable. The Company determines the allowance for doubtful accounts and sales returns based on analysis of historical bad debts, customer concentrations, customer creditworthiness, credit history, return history and current economic trends. The Company reviews its allowances for doubtful accounts and sales returns quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not sell its software with a right of return; however, the Company allows returns of hardware products in limited circumstances, primarily related to changes in configuration requirements. Significant judgments and estimates are made and used in connection with establishing allowances for doubtful accounts and sales returns in any accounting period and actual results may differ from these judgments and estimates. No significant differences from estimates have been experienced. The Company records adjustments to the allowance for doubtful accounts to general and administrative expense and adjustments to the allowance for sales returns as a reduction of revenue.

Warranty reserves

The Company maintains an allowance for warranty obligations that may be incurred under its limited warranty, which includes a hardware warranty of one year. Factors that affect the Company’s allowance for warranty obligations include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and the cost per claim to satisfy the Company’s warranty obligation.

(c) Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are three years. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the asset. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment.

(d) Business combinations

The Company allocates the fair value of the purchase consideration of its acquisitions to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development (“IPR&D”), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When a project underlying reported IPR&D is completed, the corresponding amount of IPR&D is reclassified as an amortizable purchased intangible asset and is amortized over the asset’s estimated useful life. Acquisition-related expenses are expensed as incurred.

The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used, the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that the Company has made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates. If such events occur, the Company may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

(e) Goodwill and purchased intangible assets

Goodwill and purchased intangible assets with indefinite lives are not amortized, but tested for impairment on an annual basis in the fourth quarter and more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company’s impairment tests are based on a single operating segment and reporting unit structure.

In order to determine if Goodwill is impaired, a test is performed. The test involves a two-step process. The first step involves comparing the fair value of the Company’s reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. There have been no impairment charges recorded during the years ended December 31, 2011, 2012 and 2013.

In order to determine if indefinite-lived intangible assets are impaired, the Company first performs a qualitative assessment to determine whether it is more likely than not that the asset may be impaired. If the qualitative assessment determines that it is more likely than not that an indefinite-lived intangible asset may be impaired, the quantitative impairment test is performed. The quantitative impairment test for an indefinite-lived intangible asset compares the fair value of the asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized for the excess. After an impairment loss is recognized, the carrying amount of the intangible asset is adjusted.

Finite-lived intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which is four to twelve years. The Company evaluates finite lived intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment charge is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset.

Significant judgments required in assessing the impairment of goodwill and intangible assets include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value as to whether an impairment exists and, if so, the amount of that impairment.

(f) Long-lived assets

Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is determined as the difference between the carrying value and fair value.

(g) Deferred offering costs

To date, the Company has incurred approximately $532,000 in costs related to its proposed initial public offering. These costs have been deferred and will be recorded as an offset to the proceeds from the offering at the time of closing. Deferred offering costs are included in Other assets in the accompanying balance sheet.

(h) Revenue recognition

The Company derives its revenue primarily from the licensing of software, as well as devices, maintenance and services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is considered probable. Product revenue is recognized upon shipment, assuming all other revenue recognition criteria have been met. Services are considered delivered as the work is performed and maintenance is considered delivered over the contractual maintenance term. The Company has a limited number of customers who purchase our software on a term basis and recognizes these sales ratably over the term.

Sales of the Company’s software that are sold through resellers are recognized as revenue based on the same criteria as direct sales and upon identification of the end user. For sales through resellers, the reseller assumes the risk of collection from the end user and the Company does not offer a right of return or price protection to any of its resellers.

When arrangements contain software and non-software elements, the Company allocates the arrangement consideration to the software and non-software elements. The fair value of the elements is determined utilizing vendor-specific objective evidence of fair value, or VSOE, when available, third party evidence or the best estimate of selling price when VSOE of fair value is not determinable. The Company is currently unable to establish VSOE of fair value or third party evidence for our software elements as a group. Therefore the best estimate of selling price for the software elements is determined by considering various factors including but not limited to the Company’s standard software maintenance rates, the historical selling price of these deliverables in similar transactions, and its standard pricing practices along with geographies and customer class. After determining fair value for each deliverable, the arrangement consideration is allocated between the software elements, as a group, and the non-software elements using the relative selling price method. The non-software elements are then recognized upon delivery and when all other revenue recognition criteria are met.

For software arrangements or elements that contain multiple deliverables where VSOE of fair value exists for all undelivered elements such as maintenance and services, the Company recognizes revenue for the delivered elements using the residual method. VSOE of fair value is determined based upon the price charged when the same element is sold separately. VSOE of fair value of maintenance on user based licenses is based on the price customers are charged when they purchase maintenance separately from other products. Separate sales of maintenance occur when customers make the decision to renew their contracts in years subsequent to the initial maintenance term. The Company analyzes its separate sales based on the “bell-shaped” curve method to ensure that the separate sales are sufficiently concentrated around a specific point and within a narrow enough range to enable a reasonable estimate of fair value. VSOE of fair value of maintenance on enterprise licenses is based on separately stated renewal rates in the arrangement that are substantive.

For software elements containing multiple deliverables where VSOE of fair value does not exist for all undelivered elements, the Company defers revenue for the delivered and undelivered elements until VSOE of fair value is established for the entire undelivered element or all of the elements have been delivered, unless the only undelivered element is delivered over time (e.g., maintenance) where it would record revenue ratably over the delivery period. The Company recognizes maintenance ratably over the term of the maintenance contract, generally 12 months. The Company recognizes revenue allocated to professional service elements, such as installation and training, as the services are performed based on VSOE of fair value for each service performed.

(i) Deferred cost of goods sold

Deferred costs of goods sold consist primarily of costs associated with physical appliances and devices that were shipped during the period for which the revenue recognition criteria have not yet been met. Deferred costs of goods sold were $10,000 and $459,000 for the years ended December 31, 2012 and 2013, respectively. The costs will be amortized to expense in conjunction with the recognition of the related deferred revenue. These costs are included in prepaid expenses and other current assets on the accompanying balance sheet.

(j) Research and development and software development costs

Research and development expenses consist primarily of salary and related expenses for the Company’s research and development staff, including benefits, bonuses and stock-based compensation; the cost of certain third-party contractor costs; and allocated overhead. Expenditures for research and development are expensed as incurred.

Costs associated with the development of computer software for external sale are expensed prior to the establishment of technological feasibility of the software and capitalized thereafter until commercial release of the software. The Company has not historically incurred significant development costs after the establishment of technological feasibility, and as a result, no software development costs have been capitalized to date.

(k) Shipping and handling costs

Shipping and handling costs charged to customers are included in revenue and the associated expense is recorded in cost of products sold in the statements of operations for all periods presented.

(l) Advertising costs

Advertising costs are included in sales and marketing expense and are expensed as incurred. Advertising expenses were $198,000, $173,000 and $170,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

(m) Income taxes

The Company uses the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recorded based on differences between the financial reporting and tax bases of assets and liabilities and for loss and credit carryforwards. The Company measures deferred tax asset and liabilities using the enacted tax rates and laws that will be in effect when the Company expects the differences to reverse. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company reviews its deferred tax assets for recoverability with consideration for such factors as historical losses, projected future taxable income, prudent and feasible tax planning strategies and the expected timing of the reversals of existing temporary differences. The Company maintains a full valuation allowance against its U.S. net deferred tax assets as a result of the uncertainty regarding the realization of these assets in the future.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement. Interest and penalties associated with such uncertain tax positions are classified as a component of income tax expense. The Company does not have any material unrecognized tax benefits or accrued interest and penalties at December 30, 2012 or 2013.

(n) Stock-based compensation

The Company measures compensation cost for equity awards at their fair value. The measurement date for stock awards granted to employees is generally the date of grant. The measurement date for nonemployee awards is the date services are completed or the award is earned. Stock-based compensation is recognized on a straight-line basis over the requisite service period, which generally is the vesting period. The estimation of stock awards that will ultimately vest requires judgment and to the extent that actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period during which estimates are revised. Actual results and future changes in estimates may differ substantially from current estimates. See Note 14 “Stock Award Plans and Stock-based Compensation” for discussion of the Company’s key assumptions included in determining the fair value of its equity awards at grant date.

(o) Recent accounting guidance

Accounting standards or updates recently adopted

Effective January 1, 2012 the Company adopted ASU, No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in the update resulted in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The adoption of this update did not have a significant impact on the Company’s consolidated financial statements, as it required only enhanced disclosures.

Effective January 1, 2012 the Company adopted ASU 2011-08, Intangible, Goodwill and Other—Testing Goodwill for Impairment. This amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. A Company will no longer will be required to calculate the fair value of a reporting unit unless it determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The adoption of this update did not have a significant impact on the Company’s Consolidated Financial Statements.

Effective January 1, 2013, the Company adopted ASU 2012-02, Intangible, Goodwill and Other—Testing Indefinite-Lived Intangible Assets for Impairment. This amendment allows an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the indefinite-lived intangible asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test as required by existing standards. The adoption of this update did not have a significant impact on the Company’s Consolidated Financial Statements.

Effective January 1, 2013 the Company adopted ASU No. 2013-02, “Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which amends ASC 220, Comprehensive Income. The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. Additionally, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The amended guidance does not change the current requirements for reporting net income or other comprehensive income. The adoption of this update did not have a significant impact on the Company’s consolidated financial statements, as it required only enhanced disclosures.

Accounting standards or updates not yet effective

In July 2013, the FASB issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is currently assessing the impact of this new guidance.

3. Business combination

On July 15, 2011, the Company acquired the assets of Validus Medical Systems (“Validus”) including intellectual property, for $200,000 in cash and an earn-out capped at $9.8 million. The Company acquired the assets to improve its technology portfolio. The assets were recorded at fair value, composed of $702,000 of in in-process research and development, $27,000 in intangible assets related to the Validus trade name, and $1.6 million in goodwill. The fair value of the associated contingent liability was determined to be $2.1 million as of July 15, 2011, using a probability weighted discounted cash flow model (Level 3 in the hierarchy). There have been no payments made from the inception of the contingent liability through December 31, 2013. See Note 4, “Fair Value Measurements,” for additional information regarding the fair value of the contingent liability.

The acquisition of Validus was recorded by allocating the fair value of consideration of the acquisition to the identified assets acquired, including intangible assets, based on their estimated fair value at the acquisition date. The excess of the fair value of consideration of the acquisition over the net amounts assigned to the fair value of the assets acquired was recorded as goodwill. The in-process research and development intangible asset is being accounted for as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts.

The purchase price allocation was as follows:

(in thousands)

Consideration
Cash Paid	$200
Contingent Consideration	2,089

Fair value of total consideration	$2,289

Identified assets acquired:
In-process research and development	$702
Trade name	27
Goodwill	1,560

Total identified assets acquired	$2,289

In October 2012, the in-process research and development project was completed and the resulting product was officially released. At the completion of the project, the Company performed an impairment test prior to changing this asset from indefinite-lived assets to a finite lived-lived asset which resulted in no adjustment. The useful life for this asset has been determined to be 8 years and in November 2012, the Company began amortization over that period. See Note 7, “Goodwill and Purchased Intangible Assets”, for additional information regarding the Company’s intangible assets.

4. Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

(a) Fair value hierarchy

The accounting guidance for fair value measurement requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(b) Assets and liabilities measured at fair value on a recurring basis

The Company’s cash equivalents consist of money market funds recorded at cost, which approximates fair value measured based on quoted prices for similar assets traded in active markets. The contingent consideration liability is recorded at fair value determined using a probability weighted discounted cash flow model primarily based upon future revenue projections in active markets.

The following table sets forth Company’s assets and liabilities which are measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2012 fair value measurements
(in thousands)	Level 1	Level 2	Level 3	Total carrying value

Assets
Cash equivalents:
Money market funds	$11,026	$—	$—	$11,026
Liabilities
Contingent consideration	—	—	1,885	1,885

	December 31, 2013 fair value measurements
(in thousands)	Level 1	Level 2	Level 3	Total carrying value

Assets
Cash equivalents:
Money market funds	$8,478	$—	$—	$8,478
Liabilities
Contingent consideration	—	—	1,008	1,008

(c) Assets and liabilities measured on a non-recurring basis

There were no fair value measurements on a non-recurring basis as of December 31, 2011, 2012 and 2013.

(d) Level 3 fair value measurements

The contingent liability associated with the acquisition of Validus is based on an earn-out capped at $9.8 million, to be paid based on revenue generated using the purchased intellectual property.

The Company re-measures the fair value of the contingent liability at each balance sheet date based on the present value of forecasted revenues through December 31, 2016. The changes in the fair value are primarily due to the difference in actual revenue earned to date versus the initial projections and revisions to the timing and amount of forecasted future revenues.

The resulting forecasted revenues were then discounted using a rate that reflects the uncertainty surrounding the expected outcomes, which the Company believes is appropriate and representative of a market participant assumption.

The following table presents a reconciliation of the contingent liability measured at fair value using significant unobservable inputs, and the revaluation amount recorded in the Company’s consolidated statements of operations as a result of the change in fair value:

	Year ended December 31,
(in thousands)	2012	2013

Beginning balance	$2,316	$1,885
Initial valuation of contingent consideration	—	—
Revaluation recognized in general and administrative expenses in the corresponding statements of operations	(431)	(877)

Ending balance	$1,885	$1,008

The following table presents the significant unobservable inputs used in the valuation of the contingent liability:

	Year ended December 31,
	2012	2013

Discount rate	23%	17%—23%	(1)

(1)	The weighted-average discount rate for the year ended December 31, 2013 was 20%.

(e) Other financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents (which are comprised primarily of deposit accounts), accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses approximate fair value due to their short-term maturities.

5. Trade accounts receivable, net of allowances

Accounts receivable represent trade receivables from customers when the Company has invoiced for product, maintenance and/or professional services and it has not yet received payment.

The following table presents the Company’s trade accounts receivable, net:

	December 31,
(in thousands)	2012	2013

Trade accounts receivable	$16,766	$20,015

Allowance for doubtful accounts	(100)	(161)
Allowance for sales returns	(100)	(100)

Total allowance	(200)	(261)

Trade accounts receivable, net	$16,566	$19,754

The allowances for doubtful accounts and credit memos are summarized as follows:

(in thousands)	Balance at beginning of period	Increases in reserves	Balance at end of period

Allowance for doubtful accounts
Year ended December 31, 2012	$16	84	$100
Year ended December 31, 2013	$100	61	$161

(in thousands)	Balance at beginning of period	Increase in reserves	Write-off / adjustments	Balance at end of period

Allowance for sales returns
Year ended December 31, 2012	$—	100	—	$100
Year ended December 31, 2013	$100	53	(53)	$100

6. Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets or in case of leasehold improvements the shorter of the asset life or lease term. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized as additions to property and equipment.

Property and equipment consisted of the following:

	Estimated useful life (years)	Year ended December 31,
(in thousands)		2012	2013

Computer equipment and purchased software	3	$2,591	$3,525
Furniture and fixtures	3	1,095	1,637
Leasehold improvements	Shorter of useful life or lease term	3,567	4,119
Construction in progress	—	—	243

Total		7,253	9,524
Less accumulated depreciation		(1,175)	(2,842)

Property and equipment, net		$6,078	$6,682

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was $414,000, $645,000 and $1.9 million, respectively.

7. Goodwill and purchased intangible assets

(a) Goodwill

The Company had $1.6 million of goodwill associated with the Validus Medical Systems, Inc. (“Validus”) acquisition at December 31, 2012 and 2013.

The Company’s annual impairment test for goodwill resulted in no impairment charges during the years ended December 31, 2011, 2012 and 2013. The Company performs its annual impairment test during the fourth quarter of the fiscal year.

(b) Purchased intangible assets

On July 15, 2011, the Company acquired the assets of Validus. Of the total amounts paid for this business combination, $702,000 was allocated to in-process research and development assets, and $27,000 was allocated to the Validus trade name, both based on their fair value at the date of acquisition. The amount allocated to in-process research and development was classified as an indefinite-lived asset and is not amortized, but is evaluated annually for impairment unless a triggering event has been identified. In October 2012, the in-process research and development project was completed and the resulting product was officially released. Upon completion of the project, the Company performed an impairment test prior to changing this asset from an indefinite-lived asset to a finite-lived asset which resulted in no adjustment. The useful life for this asset has been determined to be 8 years and in November 2012 the Company began amortization over that period.

The following table present details of the Company’s intangible assets acquired through business combinations:

(in thousands)	Gross	Accumulated amortization	Net

December 31, 2012
Purchased intangible assets with finite lives:
Intellectual Property	$3,854	$(1,359)	$2,495
Trade Name	27	(1)	26

Total	$3,881	$(1,360)	$2,521

December 31, 2013
Purchased intangible assets with finite lives:
Intellectual Property	$3,854	$(1,876)	$1,978
Trade Name	27	(5)	22

Total	$3,881	$(1,881)	$2,000

The following table presents the amortization expense of purchased intangible assets:

	Year ended December 31,
(in thousands)	2011	2012	2013

Amortization of purchased intangible assets
Cost of sales	$143	$159	$242
Operating expenses:
General and administrative	279	279	279

Total	$422	$438	$521

The estimated future amortization expense of purchased intangible assets with finite lives as of December 31, 2013 is as follows:

(in thousands)	Amount

2014	501
2015	370
2016	370
2017	370
2018	230
Thereafter	159

Total	$2,000

No impairment charges for finite and indefinite-lived purchased intangible assets were recorded during 2011, 2012 or 2013.

8. Accrued expenses and other current liabilities

The following table presents the details of the Company’s accrued expenses and other current liabilities:

	Year ended December 31,
(in thousands)	2012	2013

Accrued payroll and related	$4,211	$5,442
Other accrued expenses	3,498	3,707

	$7,709	$9,149

9. Warranty obligations

The Company maintains an allowance for warranty obligations that may be incurred under its limited warranty. Factors that affect the Company’s allowance for warranty obligations include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and the cost per claim to satisfy the Company’s warranty obligation.

The following table presents the details of the Company’s allowance for warranty obligations:

	Year ended December 31,
(in thousands)	2012	2013

Beginning balance	$95	$93
Provision for estimated claims	29	21
Adjustment to estimate	—	—
Settlement of Claims	(31)	(21)

Ending balance	$93	$93

The warranty obligations are included in accrued expenses and other current liabilities in the consolidated balance sheets presented.

10. Debt

(a) Bank credit facility

The Company has a revolving credit facility with a bank pursuant to a Loan and Security Agreement dated January 30, 2009 (the “Revolving Credit Facility”). The facility provides up to $4.0 million, based primarily on accounts receivable, and is subject to certain financial covenants requiring the Company to maintain specified minimum adjusted quick ratio. The revolving credit agreement has been renewed multiple times and matured in October 2013. Outstanding borrowings accrue interest at the bank’s prime rate, plus 0.25%, with a minimum prime rate of 4%. Substantially all of the current assets of the Company are pledged as collateral. In October 2013, the Company’s Revolving Credit Facility expired. See note 1(d) “Subsequent Events” for discussion of the Company’s extension of the credit facility in 2014.

There were no borrowings against this facility during the years ended December 31, 2012 and 2013.

(b) Capital leases

The Company is leasing certain equipment under capital leases payable through 2018. The capital lease arrangements bear interest at interest rates ranging between 3.6% and 8.4%. Assets under capital lease obligations totaled $693,000 and $789,000 as of December 31, 2012 and 2013.

Accumulated depreciation of leased assets was $19,000 and $277,000 for the years ended December 31, 2012 and 2013. Depreciation expense associated with capital leases totaled $53,000, $56,000 and $258,000 for the years ended December 31, 2011, 2012 and 2013, respectively.

During 2012, the Company wrote off fully depreciated equipment under capital leases. This equipment was no longer in use and had an original cost of $160,000.

The future principal and interest payments under the capital lease obligations at December 31, 2013 are as follows:

(in thousands)	Amount

2014	$213
2015	212
2016	100
2017	93
2018	8

Total	$626
Less: interest	(45)

Total principal payments	581
Less: current portion	200

Long-term portion	381

(c) Term loans

The Company purchases prepaid licenses and associated maintenance and finances these purchases with term loans. The following table outlines the Company’s term loans associated with the licenses and maintenance:

	Term		December 31,
(dollars in thousands)	(in years)	Interest rate	2012	2013

Balance—Beginning of Period			$38	$274
Borrowings:
May 2012	3	6.2%	326	—
Principal payments			(90)	(132)

Balance—End of Period			$274	$142

Reported as:
Current			$104	$113
Long-term			170	29

Total			$274	$142

Interest paid during the period			$7	$17

The future principal and interest payments under the term loan at December 31, 2013:

(in thousands)	Amount

2014	$119
2015	30

Total	$149
Less: interest	(7)

Total principal payments	$142

11. Commitments and contingencies

(a) Operating lease obligations

Lexington, Massachusetts

On March 2, 2012, the Company amended the lease for its corporate headquarters in Lexington, Massachusetts. The amended lease provides for expansion and relocation of the office to another building in the same office complex and was effective in September 2012; the Company began occupying the new office space in November 2012. The termination date specified in the amended lease is seven years after the relocation date. The lease may be terminated early, 60 months after the relocation date, subject to payment of a termination fee. On August 13, 2013, the Company amended the lease primarily to add additional office space, which increased the Company’s leased facilities to approximately 60,000 square feet. See note 1(d) “Subsequent Events” for discussion of the Company’s expansion of its leased space in 2014.

The Company received a tenant improvement reimbursement of $1.7 million from the landlord for improvements made to its leased premises, of which $1.5 million was received in the fourth quarter of 2012 and $198,000 was received in the first quarter of 2013. The Company amortizes the tenant improvement liability over the remaining term of the lease as a reduction of rent expense. The tenant improvement liability is classified as other current and long-term liabilities in the consolidated balance sheets.

Santa Cruz, California

In September 2013, the Company entered into a lease for approximately 8,500 square feet of office space for its West Coast engineering office in Santa Cruz, California. The Lease terminates in 2018. The Company expects to begin occupancy in the first quarter of 2014. The lease may be terminated early, 36 months after the relocation date, subject to payment of a termination fee. The new office space will replace the Company’s existing location in Santa Cruz, California which the Company is currently occupying approximately 10,600 square feet on a month-to-month basis.

Uxbridge, England

In August 2013, the Company revised its existing office service agreement to relocate its European headquarters, which is located in Uxbridge, England, into a different suite within the same building. The Company conducts sales, marketing, services and support activities for its European operations at this location. The lease terminates in 2015. The Company will occupy approximately 4,200 square feet beginning in the fourth quarter of 2013.

Other operating leases

The Company enters into operating lease agreements primarily for information technology equipment and short-term virtual offices in foreign locations.

The future minimum lease payments at December 31, 2013 under all operating lease agreements are as follows:

(in thousands)	Facility leases	Other operating leases	Total

2014	$1,929	$41	$1,970
2015	1,585	30	1,615
2016	1,584	—	1,584
2017	1,623	—	1,623
2018	1,661	—	1,661
Thereafter	1,177	—	1,177

Total	$9,559	$71	$9,630

Total rent expense for the years ended December 31, 2011, 2012 and 2013 was $557,000, $876,000 and $1.4 million, respectively.

The Company recorded $21,000 and $249,000 of amortization expense related to the tenant improvement liability during the years ended December 31, 2012 and 2013, respectively. The amortization expense is recorded as a reduction of rent expense.

(b) Litigation

The Company is not presently a party to any litigation that it believes might have a material adverse effect on its business operations or financial statements.

(c) Indemnifications

As permitted under Delaware law, the Company’s Certificate of Incorporation and By Laws provide that the Company indemnify its stockholders, officers, directors, and partners, and each person controlling the stock held for certain events or occurrences that happen by reason of the relationship with or position held at the

Company. The Company’s agreements with customers generally require the Company to indemnify the customer against claims in which the Company’s products infringe third-party patents, copyrights, or trademarks, and indemnify against product liability matters.

As of December 31, 2013, the Company had not experienced any material losses related to these indemnification obligations, and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

12. Redeemable convertible preferred stock and stockholders’ deficit

(a) Authorized and reserved capital

At December 31, 2013 the Company is authorized to issue up to 53,823,426 shares of stock, consisting of 11,200,158 shares of Series A Redeemable Convertible Preferred Stock (“Series A”), 5,438,478 shares of Series B Redeemable Convertible Preferred Stock (“Series B”), 4,317,790 shares of Series C Redeemable Convertible Preferred Stock (“Series C”), and 32,867,000 shares of common stock. Of the 32,867,000 authorized shares of common stock, 11,200,158 shares, 5,438,478 shares, and 4,317,790 shares are reserved for conversion of the Series A, B, and C, respectively, 6,177,660 shares are reserved for issuance upon exercise of stock options, and 180,000 shares are reserved for issuance upon exercise of warrants.

(b) Redeemable convertible preferred stock

The following table summarizes the redeemable convertible preferred stock authorized, issued and outstanding at December 31, 2013:

(in thousands, except price and share data)	Date of Issuance	Price	Shares Authorized, Issued and Outstanding	Proceeds	Aggregated Liquidation Preference

Series A	February 2002(1) - April 2005	$2.0089	11,200,158	$22,500	$22,500
Series B	January 2006	$2.2065	5,438,478	$12,000	$12,000
Series C	December 2007 - March 2008	$3.4740	4,317,790	$15,000	$15,000

Total			20,956,426	$49,500	$49,500

(1)	The financing was closed in two rounds, the first on February 22, 2002, for proceeds of $6.0 million, and the second on December 19, 2002, for proceeds of $7.5 million.

The changes in redeemable convertible preferred stock were as follows:

(in thousands)	Series A	Series B	Series C	Total

Balance at January 1, 2012	$41,555	$19,099	$21,044	$81,698
Accretion of redeemable convertible preferred stock to redemption value	2,251	1,201	1,505	4,957

Balance at December 31, 2012	43,806	20,300	22,549	86,655
Accretion of redeemable convertible preferred stock to redemption value	2,250	1,200	1,502	4,952

Balance at December 31, 2013	$46,056	$21,500	$24,051	$91,607

The Series A, Series B, and Series C are collectively referred to as the “Preferred Stock.” The terms of the Preferred Stock include, but are not limited to, the following:

Voting

Each holder of Preferred Stock is entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Preferred Stock held by such holder are convertible.

Dividends

Each share of Preferred Stock is entitled to receive dividends at the same rate as dividends are paid with respect to the common stock if, as, and when such dividends are declared by the Board of Directors. Dividends may be declared and paid on Preferred Stock from funds lawfully available, therefore, if, as, and when determined by the Board of Directors. Through December 31, 2013, no dividends have been declared.

Conversion

At the option of the holder, the Series A shares are convertible on a one-for-one basis into shares of common stock at an initial conversion price equal to $2.0089 per share, the Series B shares are convertible on a one-for-one basis into shares of common stock at an initial conversion price equal to $2.2065 per share, and the Series C shares are convertible on a one-for-one basis into shares of common stock at an initial conversion price equal to $3.474 per share, subject in each case to adjustment on account of any dilutive issuances.

Preferred Stock shall automatically convert into common stock, at the then-applicable conversion rates, upon (1) the closing of a firm commitment underwritten initial public offering of the common stock in which the price per share to the public is at least three times the highest then-applicable conversion price of any shares of Preferred Stock or (2) written notice from the holders of at least 75% in voting power of the then-outstanding shares of Preferred Stock.

Series A and Series B financings contained an automatic conversion clause, which could have been triggered by a holder not acquiring a pro rata portion of securities offered by the Company at a price per share less than the conversion price in effect just prior to a sale or issuance of Preferred Stock. Upon such occurrence, the Preferred Stock could have been converted into shares of Series A-1 and Series B-1 redeemable convertible preferred stock, which had certain subordinated rights to the Series A and Series B shares. As part of the Series C transaction, this clause was eliminated and no shares of Series A-1 or Series B-1 have been issued.

Redemption

On February 26, 2014, the holders of the Company’s Preferred Stock extended the redemption date from December 11, 2014, to any time on or after December 31, 2015. At the written election of holders of a majority of the outstanding shares of Preferred Stock made at any time on or after December 31, 2015 (the “Redemption Election”), the Company shall be required to redeem all of the outstanding shares of Preferred Stock in three equal annual installments. The first installment of such redemption shall occur on a date (the “First Redemption Date”) specified in the Redemption Election, which shall be not less than 90 days after the date of the Redemption Election, and the second and third installments of such redemption shall occur on the first and second anniversaries, respectively, of the First Redemption Date. The redemption price per share of Preferred Stock shall be equal to (1) $2.0089 per share for Series A Preferred Stock, $2.2065 per share for Series B Preferred Stock, and $3.474 per share for Series C Preferred Stock (each of such amounts as adjusted for any stock dividend, stock split, combination of shares, reclassification, or other similar event with respect to the applicable series of Preferred Stock), plus all dividends declared but unpaid on such share on the applicable redemption date, plus (2) an additional amount of 10% per annum from the date of issuance of such share of Preferred Stock.

The Company is accreting the Preferred Stock to its redemption value through the earliest redemption date.

Liquidation

In the event of any voluntary or involuntary sale, liquidation, dissolution, or winding-up of the Company (including (1) certain mergers and consolidations involving a change in ownership of more than 50% of voting control and (2) the sale or transfer of all or substantially all of the assets of the Company, in each case, if the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class, elect to treat such transaction as a liquidation event), the holders of Preferred Stock shall be entitled to receive an amount equal to the greater of (1) $2.0089 per share for holders of Series A, $2.2065 per share for holders of Series B, and $3.474 per share for holders of Series C (as adjusted for any stock split, stock dividend, combination of shares, reclassification, or other similar event with respect to the Preferred Stock), plus all declared and unpaid dividends thereon to and including the date full payment shall be tendered to the holders of Preferred Stock, or (2) such amount per share of the applicable series of Preferred Stock as would have been payable had all shares been converted to common stock immediately prior to such liquidation. If, upon liquidation, dissolution, or winding-up of the Company, the assets of the Company are not sufficient to permit payment of the full liquidation preference of the Preferred Stock, the assets will be distributed ratably among the holders of the Preferred Stock on a pari passu basis in proportion to the full preferential amount each such holder is, otherwise, entitled to receive. After payment in full of the liquidation preference to the holders of the Preferred Stock, the remaining assets of the Company available for distribution shall be distributed among the holders of common stock ratably in proportion to the number of shares of common stock held by them.

(c) Accumulated other comprehensive income

The following table presents the changes in accumulated other comprehensive income before taxes, as the tax effect is not material to the consolidated financial statements:

(in thousands)	Foreign currency translation adjustments	Affected line item in the statement where net income is presented

Balance at January 1, 2012	$(186)
Other comprehensive income	144

Balance at December 31, 2012	(42)
Other comprehensive income before reclassifications	(108)
Amounts reclassified from accumulated other comprehensive income:
Closure of foreign branches	5	Other income (expense)

Net current-period other comprehensive loss	(103)

Balance at December 31, 2013	$(145)

(d) Warrants

In 2007 the Company issued warrants to purchase 180,000 shares of the Company’s common stock at $0.73 per share as part of a financing arrangement. The warrants expire the earlier of May 9, 2014, or the date of consummation of an initial public offering. The value ascribed to the warrants was $86,000, which was recorded as interest expense in 2007. The warrants remain outstanding as of December 31, 2013.

13. Employee benefit plans

(a) Defined contribution plan

The Company has a 401(k) plan whereby participating employees may defer a portion of their pretax earnings, not to exceed 50% of their total earnings. Employees must reach the age of 21 to be eligible to participate in the 401(k) plan. The Company may, at its discretion, make profit sharing or matching contributions. The Company has elected to make a $273,000 matching contribution to the 401(k) plan for the year-ended December 31, 2013. The Company will fund the eligible employee’s accounts during the first quarter of 2014. Effective January 1, 2014, the Company increased the matching contribution to 50% of the contributions each employee makes to the plan, up to 6% of such employee’s compensation, per payroll period. Employer contributions vest over a four-year period.

14. Stock award plans and stock based compensation

(a) Equity incentive plan

At December 31, 2013, the Company’s Amended and Restated 2002 Stock Option Plan and Incentive (the “Plan”) provides for the issuance of up to 11,741,020 shares of common stock in the form of stock options and other equity interests in the Company to employees, officers, directors, consultants, and advisors.

Stock options expire no later than 10 years from the date of grant and generally vest over a period of four years. At the discretion of the Board of Directors, certain option grants may be immediately exercisable but subject to a right to repurchase, at cost, pursuant to the vesting schedule of the individual grant.

At December 31, 2013, there were 511,402 shares available for future grant under the Plan.

(b) Early exercise of stock options

The Company issues non-qualified stock option agreements generally to Company executives and members of the Board of Directors, which permit options to be exercised at any time. The Company may also include an early exercise provision for incentive stock option agreements at its discretion. The unvested shares of common stock exercised are subject to the Company’s right to repurchase at the original exercise price upon termination of employment or other relationship.

In September 2011, 2,500 stock options were exercised prior to vesting for an aggregate purchase price of $2,325. The Company issued 1,250 shares in October 2011 and 1,250 shares in January 2012.

During 2013, 111,563 stock options were exercised prior to vesting for an aggregate purchase price of $321,000. The weighted average grant-date fair value of these options was $1.28.

At December 31, 2013, a total of 94,063 shares of unvested stock options exercised were subject to repurchase at an aggregate price of $275,000. The unvested shares are legally issued but not considered outstanding. These amounts are recorded as accrued and other current liabilities in the Company’s consolidated balance sheets and will be reclassified to additional paid-in capital as the Company’s repurchase right lapses.

During 2013, 17,500 stock options associated with the early exercise vested.

(c) Valuation of employee stock options

Due to the Company’s common stock not being publically traded, the Company grants stock options to employees at an exercise price deemed by the Board of Directors to be equal to the fair market value of the common stock on the date of grant. The fair market value of the common stock has been determined by the

Board of Directors at each stock option measurement date based on a variety of different factors, including, but not limited to, the results obtained from independent third-party appraisals, the Company’s financial position and historical financial performance, the status of technological development within the Company, the composition and ability of the current engineering and management team, an evaluation of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects for a liquidity event, among others.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of stock options awarded to employees, which requires several key assumptions to be made.

Weighted average assumptions used to apply this model were as follows:

	Year ended December 31,
	2011	2012	2013

Risk-free interest rate(1)	1.65%	0.87%	1.49%
Expected life (years)(2)	6.05	6.02	6.03
Expected dividend yield(3)	—%	—%	—%
Expected volatility of underlying stock(4)	44%	46%	52%

(1)	Risk-free interest rate—the yield on zero-coupon U.S. Treasury securities with maturities similar to the expected term of the award being valued is used as the risk-free interest rate.

(2)	Expected term—the expected term for stock options granted based on a review of the period that the Company’s stock option awards are expected to be outstanding and is calculated using the simplified method, which represents the average of the contractual term of the options and the weighted-average vesting period of the options. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term.

(3)	Expected dividend yield—the expected dividend yield was not considered in the option pricing formula since the Company has not declared dividends and does not expect to pay dividends in the foreseeable future.

(4)	Expected volatility—the Company is responsible for estimating volatility. The Company has been a private company and does not have relevant historical data to develop its volatility assumptions and, therefore, analyzed the volatility of several public peer companies to support the assumptions used in its calculations for the periods presented.

The amount of stock-based compensation recognized is based on the value of the portion of the awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revises them, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock-based award. Based on a historical analysis, a forfeiture rate of 13% per year, including executive officer awards, was applied to stock-based awards for the years ended December 31, 2011, 2012 and 2013.

(d) Summary of share-based compensation expense

The Company uses the straight-line attribution method to recognize expense for stock-based awards such that the expense associated with awards is evenly recognized throughout the period.

Stock-based compensation included in costs and operating expenses related to the awards of stock options is as follows:

	Year ended December 31,
(in thousands)	2011	2012	2013

Cost of maintenance and professional services	$5	$7	$50
Research and development	92	207	263
Sales and marketing	164	171	137
General and administrative	86	65	190

Total	$347	$450	$640

At December 31, 2013, there was $3.3 million of unrecognized compensation expense related to non-vested employee stock awards that is expected to be recognized over a weighted-average amortization period of 3.4 years.

(e) Stock option awards

Stock option activity is as follows:

(in thousands, except per share and term information)	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding, January 1, 2013	5,216	1.03		$10,737

Granted	1,490	4.53
Exercised	(795)	1.15
Forfeited	(199)	2.09
Expired	(46)	0.21

Outstanding, December 31, 2013	5,666	$1.90	6.61	$23,491

Exercisable, December 31, 2013	4,467	$1.54	5.98	$20,142

Vested or expected to vest, December 31, 2013	5,468	$1.85	6.53	$22,968

The following table summarizes information relating to options granted and exercised:

	Year ended December 31,
(in thousands, except per share data)	2011	2012	2013

Weighted average fair value per share of options granted	$0.56	$0.93	$2.29
Aggregate intrinsic value of options exercised	$1,876	$1,007	$1,685
Fair value of options vested	$292	$540	$553
Cash proceeds received upon exercise	$88	$436	$916

The aggregate intrinsic value is calculated as the difference, if any, between the fair value of the underlying stock on the date the award is exercised and the per-share price an employee paid to exercise the award.

(f) Restricted common stock

During 2007, the Company issued 68,587 shares of restricted common stock to an officer at a purchase price of $0.73 per share in exchange for a nominal cash payment and a promissory note of $50,000. The note bears no interest and has partial recourse to employee assets for up to 50% of the value of the note. The promissory note is collateralized by the underlying shares of common stock and due within 10 days of sale of the shares or five years from the date of issuance. As of December 31, 2012 and 2013, there were no unvested shares that were purchased pursuant to this promissory note, and no repayments had occurred.

The Company has determined that the promissory note does not represent a substantive exercise of an option as the employee does not bear the risks and rewards of ownership as the note is a partial recourse note and, therefore, should be accounted for as a nonrecourse note. Therefore, the note receivable and related shares of common stock are not recorded until such time as the note is repaid. Compensation expense associated with such award was recognized over the requisite service period, with $1,000 recorded in 2011 and no expense was recorded in 2012 or 2013.

15. Income taxes

Income (loss) before the provision for income taxes consists of the following:

	December 31,
(in thousands)	2011	2012	2013

United States	$1,569	$816	$(5,838)
Foreign	1,282	341	423

Total	$2,851	$1,157	$(5,415)

The provision for income taxes in the accompanying consolidated financial statements consists of the following:

	December 31,
(in thousands)	2011	2012	2013

Current income tax provision:
Federal	$—	$—	$—
State	53	13	—
Foreign	76	96	108

Total current income tax provision	129	109	108

Deferred income tax provision:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred income tax provision	—	—	—

Total income tax provision	$129	$109	$108

A reconciliation of the U.S. statutory tax rate to the Company’s effective tax rate is as follows:

	December 31,
	2011	2012	2013

Tax due at statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	1.8%	1.1%	—%
Foreign income taxes	2.6%	8.0%	(0.9)%
Meals & entertainment	3.8%	13.5%	(1.1)%
Stock compensation	1.2%	4.6%	(1.9)%
Fines & penalties	0.6%	1.2%	(0.3)%
Tax credits	(15.5)%	(17.3)%	26.8%
Change in valuation allowance	(24.1)%	(36.0)%	(58.5)%

Effective tax rate	4.4%	9.1%	(1.9)%

The Company’s effective tax rate differs from the statutory rate each year primarily due to the jurisdictional mix of earnings (profits are earned in foreign jurisdictions and taxed at rates different than the U.S. statutory tax rate), the valuation allowance maintained against the net U.S. deferred tax assets and the impact of permanent differences (primarily related to non-deductible expenses and U.S. research and development credits). Most of the Company’s foreign operations are treated as branches for US tax filings. As a result, their income is included in the parent Company’s US federal income tax return and is also taxed in their local jurisdictions. Included in the foreign income taxes reconciling item in the above table is the rate differential from the U.S. federal statutory rate of 34% for the non-branch subsidiaries as well as foreign income also subject to U.S. tax, less the foreign tax credit, if any, allowed in the current year.

Net deferred tax assets (liabilities) consisted of the following:

(in thousands)	December 31,
	2012	2013

Net operating loss carryforwards	$9,918	$11,919
Tax credit carryforwards	2,311	3,814

Start-up and research and development capitalized expenditures	3,475	2,674
Other temporary differences	3,794	4,887

Gross deferred assets	19,498	23,294
Valuation allowance	(17,967)	(21,410)

Deferred tax assets, net	1,531	1,884

Depreciation	(1,531)	(1,463)
Other temporary differences	—	(421)

Gross deferred tax liabilities	(1,531)	(1,884)

Net deferred tax asset (liability)	$—	$—

In assessing the ability to realize the net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies and projections of future taxable income, to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based upon the Company’s historical and forecasted future U.S. losses, the Company has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against its net deferred tax assets. The net decrease in the valuation allowance of approximately $278,000 from 2011 to 2012 principally relates to a decrease in the Company’s U.S. net operating loss carryforward deferred tax assets against which a full valuation allowance is maintained. The net increase in the valuation allowance of approximately $3.4 million from 2012 to 2013 principally relates to an increase in the Company’s U.S. net operating loss and tax credit carryforward deferred tax assets against which a full valuation allowance is maintained.

As of December 31, 2012 and 2013, the Company had U.S. federal net operating loss carryforwards of approximately $30.3 million and $36.6 million, respectively and U.S. state net operating loss carryforwards of approximately $11.0 million and $15.5 million, respectively. These net operating loss carryforwards expire at various dates through 2033. As of December 31, 2012 and 2013, the Company had U.S. federal and state tax credit carryforwards available of approximately $2.8 million and $4.5 million, respectively. These tax credit carryforwards expire at various dates through 2033.

Included in the net operating losses, the Company has U.S. federal and state net operating losses of approximately $2.4 million and $3.3 million at December 31, 2012 and December 31, 2013, respectively, resulting from the exercise of employee stock options. These net operating losses have been excluded from the above deferred tax table. In accordance with ASC Topic 740, Income Taxes, and ASC Topic 718, “Compensation—Stock Compensation”, recognition of these assets would occur upon utilization of these deferred tax assets to reduce taxes payable and would result in a credit to additional paid-in capital within stockholders’ equity rather than the provision for income taxes.

On January 1, 2009, the Company adopted ASC 740-10, “Income Taxes”. The Company had no uncertain positions or unrecorded liabilities for uncertain tax positions upon adoption and the adoption did not have an impact on the Company’s balance sheet or retained earnings. As of December 31, 2011, 2012 and 2013, the Company had no recorded liabilities for uncertain tax positions.

Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying consolidated statements of operations. As of December 31, 2011, 2012 and 2013, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is subject to taxation in the United States, Belgium, the United Kingdom, Italy, the Netherlands and Singapore. At December 31, 2013, domestic tax years from 2010 through 2013 and foreign tax years from 2005 through 2013 remain open to examination by the taxing authorities. In addition, all of the Company’s U.S. net operating loss carryforwards may be subject to adjustments by taxing authorities in future years in which they are utilized.

Income taxes have not been provided on certain undistributed earnings of foreign subsidiaries of approximately $47,000 because such earnings are considered to be indefinitely reinvested in the business. The undistributed earnings are primarily utilized to fund working capital requirements. The amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations are immaterial.

16. Computation of net income (loss) per share

The Company calculates basic and diluted net loss per common share by dividing the net loss adjusted for the accretion on the redeemable convertible preferred stock by the weighted average number of common shares outstanding during the period. The Company has excluded all potentially dilutive shares, which include redeemable convertible preferred stock, warrant for common stock, common stock subject to repurchase and outstanding common stock options, from the weighted average number of common shares outstanding as their inclusion in the computation for all periods would be anti-dilutive due to net losses. The Company’s redeemable convertible preferred stock are participating securities as defined under the authoritative guidance, but are excluded from the earnings per share calculation as they do not have an obligation to share or fund in the Company’s net losses.

The components of net loss per share are as follows:

	For the year ended December 31,
(in thousands, except per share data)	2011	2012	2013

Numerator:
Net income (loss)	$2,722	$1,048	$(5,523)
Accretion of preferred stock	(4,973)	(4,957)	(4,952)

Net loss attributable to common stockholders	$(2,251)	$(3,909)	$(10,475)

Denominator:
Weighted average common shares outstanding used in computing basic and diluted net loss per common share	3,283	4,302	5,039

Net loss per share, basic and diluted	$(0.69)	$(0.91)	$(2.08)

The following common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an antidilutive impact:

	For the year ended December 31,
(in thousands)	2011	2012	2013

Options to purchase common stock	5,457	5,216	5,666
Common stock subject to repurchase	1	—	94
Warrants to purchase common stock	180	180	180
Convertible preferred stock	20,956	20,956	20,956

Total	26,594	26,352	26,896

Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of the Company’s redeemable convertible preferred stock into common stock. The dilutive effect of outstanding options is reflected in diluted earnings per share by application of the treasury stock method.

Pro forma basic and diluted net loss per share was calculated as follows:

December 31,
(in thousands, except per share data)	2013

Pro Forma Basic Net Loss per Share:
Numerator:
Net loss attributable to common shares
Plus: Accretion of preferred stock

Pro forma net loss

Denominator:
Weighted average shares outstanding used in computing per share
Conversion of convertible preferred stock

Pro forma weighted average shares outstanding used in computing per share amounts

Pro forma basic net loss per share

Pro Forma Diluted Net Loss Share:
Numerator:
Net loss attributable to common shares
Plus: Accretion of preferred stock

Pro forma net loss
Denominator:
Weighted average shares outstanding used in computing per share amounts
Options to purchase common shares
Conversions of convertible preferred stock

Pro forma weighted average shares outstanding used in computing per share amounts

Pro forma diluted net loss per share

17. Segment and geographic information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.

The Company develops healthcare information technology security solutions and provides professional services, maintenance, and training related to its licensed software delivered on appliances. The Company derives substantially all of its revenue from the sale and support of one group of similar products and services— licensed software on delivered appliances for authentication and access management in the healthcare market. The Company’s CODM is its Chief Executive Officer. To assess performance, the Company’s CODM primarily reviews financial information on a consolidated basis. The Company views its operations and manages its business as one operating segment—healthcare information technology solutions.

The Company derived its revenues from the following geographic areas:

	For the year ended December 31,
(in thousands)	2011	2012	2013

United States	$30,243	$42,269	$56,371
United Kingdom	4,282	3,813	4,093
Rest of world	6,895	7,942	10,647

Total	$41,420	$54,024	$71,111

Long-lived assets related to the Company’s U.S. and international operations were as follows:

	At December 31,
(in thousands)	2012	2013

United States	$5,968	$6,546
United Kingdom	101	136
Rest of world	9	—

Total	$6,078	$6,682

18. Concentration of risk and off-balance sheet risk

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains substantially all of its cash and cash equivalents in an institutional money market mutual fund. The fund provides daily liquidity and invests in a portfolio of short-term money market instruments issued by the U.S. government. To manage accounts receivable credit risk, the Company continuously evaluates the creditworthiness of its customers and reseller and maintains allowances for potential credit losses.

No customers or resellers accounted for 10% or more of revenues for the year ended December 31, 2011. One reseller accounted for 10% or more of revenues in each of the years ended December 31, 2012 and 2013, respectively.

No customers or resellers accounted for 10% or more of accounts receivable at December 31, 2012 and 2013, respectively.

The Company does not have any off-balance sheet arrangements and did not have any such arrangements during years ended December 31, 2012 and 2013.

19. Related party transactions

As a result of the acquisition of Validus, the Company has recorded a contingent liability for the earn-out associated with the acquisition, which if revenues associated with the intellectual property exceed $1.7 million; an amount will be due to the former Validus CEO, who is an employee of the Company, but who is not a director, executive officer or five percent holder of the Company’s equity securities. As of December 31, 2013, the Company has recorded a contingent liability of $1.0 million. There have been no payments made from the inception of the liability through December 31, 2013. See Note 3, “Business Combinations” for additional information.

                shares

Common stock

Prospectus

J.P. Morgan	Piper Jaffray

William Blair

Wells Fargo Securities	Stephens Inc.

                    , 2014

You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We and the underwriters are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including             , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee		$14,812
FINRA filing fee		17,750
NYSE listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of the Company and/or in furtherance of our rights. Additionally, each of our directors may have certain rights to indemnification, advancement of expenses and/or insurance provided by their affiliates, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that the Company’s obligations to those same directors are primary and any obligation of the affiliates of those directors to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Exchange Act.

Item 15. Recent sales of unregistered securities

The following list sets forth information as to all securities we have sold since January 1, 2011, which were not registered under the Securities Act.

1.	Since January 1, 2011, we have granted stock options to purchase an aggregate of 4,247,424 shares of our common stock with exercise prices ranging from $1.28 to $7.43 per share to our employees, consultants and directors pursuant to our 2002 Stock Option and Incentive Plan, and as amended and restated.

2.	Since January 1, 2011, we have issued an aggregate of 1,730,572 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $1,513,508.32 upon the exercise of stock options. In addition, 878,124 shares of common stock were issued to employees pursuant to net exercises of stock options.

3.	On July 20, 2012, we sold one share of Series C preferred stock to Polaris Venture Partners III, L.P. for $3.474.

We deemed the grants and exercises of stock options described in paragraphs (1) and (2) above as exempt pursuant to Section 4(a)(2) of the Securities Act or to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

We deemed the offer, sale and issuance of the securities described in paragraph (3) above to be exempt from registration under the Securities Act, in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, regarding transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits:

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)	Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lexington, Commonwealth of Massachusetts, on the 31st of March, 2014.

IMPRIVATA, INC.

By:	/s/ Omar Hussain
Omar Hussain
President, Chief Executive Officer and Director

Power of attorney and signatures

KNOW ALL BY THESE PRESENT, that each individual whose signature appears below hereby constitutes and appoints each of Omar Hussain and Jeffrey Kalowski as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/s/ Omar Hussain Omar Hussain	President, Chief Executive Officer and Director (principal executive officer)	March 31, 2014

/s/ Jeffrey Kalowski Jeffrey Kalowski	Chief Financial Officer (principal financial and accounting officer)	March 31, 2014

/s/ David Barrett David Barrett	Director and Lead Director	March 31, 2014

/s/ John Blaeser John Blaeser	Director	March 31, 2014

/s/ John Halamka John Halamka	Director	March 31, 2014

/s/ Paul Maeder Paul Maeder	Director	March 31, 2014

/s/ David Orfao David Orfao	Director	March 31, 2014

/s/ David Ting David Ting	Director	March 31, 2014

/s/ Rodger Weismann Rodger Weismann	Director	March 31, 2014

Exhibit index

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement

3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant and the amendments thereto, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon completion of this offering)

3.3	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant (to be effective upon completion of this offering)

4.1*	Specimen Common Stock Certificate

4.2	Warrant to Purchase Common Stock by and between the Registrant and Gold Hill Venture Lending 03, L.P. dated May 10, 2007

4.3	Warrant to Purchase Common Stock by and between the Registrant and Silicon Valley Bank dated May 10, 2007

4.4	Fourth Amended and Restated Investor Rights Agreement by and between the Registrant and certain of its stockholders dated December 11, 2007

5.1*	Opinion of Goodwin Procter LLP

10.1#	Amended and Restated 2002 Stock Option and Incentive Plan and forms of agreements thereunder

10.2*#	2014 Stock Option and Incentive Plan and forms of agreements thereunder

10.3*#	Senior Executive Cash Incentive Bonus Plan

10.4*#	Form of Indemnification Agreement, to be entered into between the Registrant and its officers

10.5*#	Form of Indemnification Agreement, to be entered into between the Registrant and its directors

10.6*#	Promissory Note by and between the Registrant and Jeffrey Kalowski dated October 19, 2007, as amended and restated on October 19, 2012

10.7	Office Lease Agreement by and between the Registrant and Normandy Lexington Acquisition, LLC dated April 24, 2007, as amended on January 14, 2009, as further amended on April 16, 2010, as further amended on March 2, 2012, as further amended on December 28, 2012, as further amended on August 13, 2013, and as further amended on January 14, 2014

10.8	Lease by and between Validus Medical Systems, Inc. and Rittenhouse Building and Investment Association dated December 4, 2003, with addendums dated November 4, 2004, December 1, 2005, September 27, 2006, December 17, 2007, and August 28, 2013

10.9	Triple Net Space Lease by and between the Registrant and Cooper House LLC dated September 3, 2013

10.10	Office Services Agreement by and between the Registrant and Regus Management (UK) Limited dated August 28, 2013, with an addendum dated August 28, 2013

10.11	Master Services Agreement by and between the Registrant and SoftServe, Inc. dated September 23, 2006

10.12	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank dated January 30, 2009, as modified on April 26, 2010, as further modified on May 24, 2011, as further modified on December 12, 2012, and as further modified on February 27, 2014

10.13*#	2014 Employee Stock Purchase Plan

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page hereto)

*	To be included by amendment.
**	Previously submitted.

#	Indicates a management contract or any compensatory plan, contract or arrangement.